SKYWORKS®

2008 ANNUAL REPORT

NOTICE OF 2009 ANNUAL MEETING & PROXY STATEMENT

SKYWORKS SOLUTIONS, INC.

IS AN INNOVATOR OF HIGH RELIABILITY ANALOG AND MIXED SIGNAL SEMICONDUCTORS. LEVERAGING CORE TECHNOLOGIES, SKYWORKS OFFERS DIVERSE STANDARD AND CUSTOM LINEAR PRODUCTS SUPPORTING AUTOMOTIVE, BROADBAND, CELLULAR INFRASTRUCTURE, ENERGY MANAGEMENT, INDUSTRIAL, MEDICAL, MILITARY AND MOBILE HANDSET APPLICATIONS. THE COMPANY'S PORTFOLIO INCLUDES AMPLIFIERS, ATTENUATORS, DETECTORS, DIODES, DIRECTIONAL COUPLERS, FRONT-END MODULES, HYBRIDS, INFRASTRUCTURE RF SUBSYSTEMS, MIXERS/DEMODULATORS, PHASE SHIFTERS, PLLs/SYNTHESIZERS/VCOs, POWER DIVIDERS/COMBINERS, RECEIVERS, SWITCHES AND TECHNICAL CERAMICS.

HEADQUARTERED IN WOBURN, MASSACHUSETTS, SKYWORKS IS WORLDWIDE WITH ENGINEERING, MANUFACTURING, SALES AND SERVICE FACILITIES THROUGHOUT ASIA, EUROPE AND NORTH AMERICA.



DAVID J. ALDRICH
President and Chief Executive Officer

DEAR STOCKHOLDERS,

It goes without saying that 2008 did not end as it began. Early in the year, the economic outlook was bright and showing signs of continued expansion. By year end, growth forecasts in nearly all markets had been dramatically reduced, consumer confidence was approaching an all-time low, and we were at the beginning of a deep economic recession with far reaching implications across all regions and sectors. Despite this, the Skyworks team delivered solid financial results in fiscal 2008, setting new company records for annual revenue, operating income, earnings per share and cash flow from operations. Our performance reflects the substantial progress we have made towards our strategic objectives, namely:

- Diversifying our business into adjacent markets and applications
- Gaining market share with key customers and in targeted areas
- Capitalizing on content growth in handsets and in analog markets, and
- Executing operationally and delivering superior financial returns.

This focus is serving us well as we navigate through these uncertain economic times and will better position us to become the leader in analog-intensive, mobile connectivity semiconductor solutions, particularly as the economy recovers.

FISCAL 2008 HIGHLIGHTS

In fiscal 2008, Skyworks generated revenue of $860 million, a 16 percent increase from fiscal 2007, highlighting our momentum in new markets and with new customers. We also improved operating income by more than 50 percent year-over-year and delivered $0.71 cents of earnings per share, up from $0.48 cents in fiscal 2007 and $0.21 in fiscal 2006—each on a non-GAAP basis. Further, we generated $174 million of cash flow from operations and strengthened our balance sheet through the retirement of over $100 million of convertible debt.

With regard to our diversification strategy, we gained traction with our linear products portfolio—leveraging our catalog business, intellectual property and worldwide distribution network—addressing a broader set of end markets. With a base of nearly 1,000 global customers and over 2,500 analog products, we are bolstering our product pipeline and expanding our addressable markets with each new customer engagement.

At the same time, we are increasingly supporting *all* tier-one handset OEMs as well as the industry's leading smartphone suppliers. In particular, the high-growth smartphone segment has proven to be an excellent source of diversification and content growth. In fact, Skyworks has consistently doubled shipments over the past four years to several strategic and rapidly emerging customers, closing fiscal 2008 at approximately 40 million smartphone units.

CORE REVENUE
(DOLLARS IN MILLIONS)


$734
$742
$860
FY06
FY07
FY08

PLEASE SEE THE TABLE ON PAGE 122 FOR A FULL RECONCILIATION OF CORE REVENUE TO GAAP REVENUE.

We also continue to be aligned with *all* key baseband suppliers including Qualcomm, Broadcom, MediaTek, ST-Ericsson, Texas Instruments, Infineon and others, as they look to partner with a leader in front-end solutions. Since exiting the baseband business in 2006, Skyworks has gone to great lengths to partner with these leaders towards developing world-class system platforms.

Further, the transition towards higher-end multimedia phones is allowing us to capitalize on the three-fold increase in front-end module content. This trend is being fueled by carriers who can generate incremental subscriber revenue by offering data, media and Web browsing services. The change is also being made possible by our ability to deliver high-performance architectures that seamlessly manage voice and data handoffs while roaming across global networks. By integrating the transmit, switch, filter and wireless local area networking functionality into compact and efficient designs, we are enabling some truly exciting next-generation applications, and as a result, expanding our addressable market by billions of dollars.


NON-GAAP OPERATING INCOME
(DOLLARS IN MILLIONS)
$42 $80 $121
FY06 FY07 FY08
NON-GAAP EARNINGS PER SHARE
(IN DOLLARS)
$0.21 $0.48 $0.71
FY06 FY07 FY08
CASH FLOW FROM OPERATIONS
(DOLLARS IN MILLIONS)
$27 $85 $174
FY06 FY07 FY08

PLEASE SEE THE TABLE ON PAGE 123 FOR A FULL RECONCILIATION OF NON-GAAP RESULTS TO GAAP RESULTS.

Finally, we continue our focus on operational execution. Skyworks' culture is extremely metrics driven with an intense commitment to continuous improvements in yields, equipment utilization, cycle times and return on invested capital. Our fab-lite manufacturing strategy, where we partner with external foundry suppliers, is proving to be quite successful. As a result, we are now much better positioned to balance external capacity with the market in periods of both strong and weak demand. Internally, our capacity utilization remains high and we are therefore able to maintain margins and our return on invested capital on a broader range of revenues.

LOOKING AHEAD

In summary, despite a challenging economic backdrop, Skyworks' financial position, product pipeline and growth outlook remain strong. We continue to further differentiate ourselves by offering highly integrated solutions to an increasingly broader set of customers and markets. More importantly, in fiscal 2009 we remain intensely focused on our strategic objectives and on making even greater progress towards realizing our stated vision and creating shareholder value.

We thank our employees whose dedication and focus have resulted in record results and strength in a difficult market, our customers for their continued confidence in us, and you, our stockholders, for your support and commitment to our business.

DAVID J. ALDRICH
President and Chief Executive Officer

March 30, 2009

Dear Stockholder:

I am pleased to invite you to attend the 2009 annual meeting of stockholders of Skyworks Solutions, Inc. to be held at 2:00 p.m., local time, on Tuesday, May 12, 2009, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts (the "Annual Meeting"). We look forward to your participation in person or by proxy. The attached Notice of Annual Meeting of Stockholders and Proxy Statement describe the matters that we expect to be acted upon at the Annual Meeting.

If you plan to attend the Annual Meeting, please check the designated box on the enclosed proxy card. Or, if you utilize our telephone or Internet voting systems, please indicate your plans to attend the Annual Meeting when prompted to do so. If you are a stockholder of record, you should bring the top half of your proxy card as your admission ticket and present it upon entering the Annual Meeting. If you are planning to attend the Annual Meeting and your shares are held in "street name" by your broker (or other nominee), you should ask the broker (or other nominee) for a proxy issued in your name and present it at the meeting.

Whether or not you plan to attend the Annual Meeting, and regardless of how many shares you own, it is important that your shares be represented at the Annual Meeting. Accordingly, we urge you to complete the enclosed proxy and return it to us promptly in the postage-prepaid envelope provided, or to complete your proxy by telephone or via the Internet in accordance with the instructions on the proxy card. If you do attend the Annual Meeting and wish to vote in person, you may withdraw a previously submitted proxy at that time.

Sincerely yours,

David J. McLachlan
Chairman of the Board

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON TUESDAY, MAY 12, 2009

To the Stockholders of Skyworks Solutions, Inc.:

The 2009 annual meeting of stockholders of Skyworks Solutions, Inc., a Delaware corporation (the "Company"), will be held at 2:00 p.m., local time, on Tuesday, May 12, 2009, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts (the "Annual Meeting") to act upon the following proposals:

1. To elect three members of the Board of Directors of the Company to serve as Class I directors with terms expiring at the 2012 annual meeting of stockholders.

2. To approve an amended and restated 2005 Long-Term Incentive Plan that (1) increases the number of shares available for issuance under the plan by the sum of (a) 12.5 million shares, (b) the number of shares available for issuance under the 1999 Employee Long Term Incentive Plan (the "1999 Plan") that are unused as of the expiration date of such plan, and (c) the number of shares subject to awards outstanding under the 1999 Plan that expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased, and (2) allows the grant of stock-based awards that are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code and increases the limit on awards to 1.5 million shares per participant per calendar year.

3. To ratify the selection by the Company's Audit Committee of KPMG LLP as the independent registered public accounting firm for the Company for fiscal year 2009.

4. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on March 24, 2009, are entitled to notice of and to vote at the Annual Meeting. All stockholders are cordially invited to attend the Annual Meeting. **To ensure your representation at the Annual Meeting, however, we urge you to vote promptly in one of the following ways whether or not you plan to attend the Annual Meeting:** (1) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (2) by completing your proxy using the toll-free number listed on the proxy card, or (3) by completing your proxy via the Internet by visiting the website address listed on your proxy card. Should you receive more than one proxy card because your shares are held in multiple accounts or registered in different names or addresses, please complete, sign, date and return each proxy card, or complete each proxy by telephone or the Internet, to ensure that all of your shares are voted. Your proxy may be revoked at any time prior to the Annual Meeting. Any stockholder attending the Annual Meeting may vote at the meeting even if he or she previously submitted a proxy by mail, telephone or via the Internet. If your shares are held in "street name" by your broker (or other nominee), your vote in person at the Annual Meeting will not be effective unless you have obtained and present a proxy issued in your name from the broker.

By Order of the Board of Directors,

MARK V.B. TREMALLO
Vice President, General Counsel and Secretary

Woburn, Massachusetts
March 30, 2009

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Skyworks Solutions, Inc., a Delaware corporation ("Skyworks" or the "Company"), for use at the Company's annual meeting of stockholders to be held at 2:00 p.m., local time, on Tuesday, May 12, 2009, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts or at any adjournment or postponement thereof (the "Annual Meeting"). The Company's Annual Report, which includes financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operation for the fiscal year ended October 3, 2008, is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Annual Meeting. This Proxy Statement and form of proxy are being first mailed to stockholders on or about March 31, 2009.

Only stockholders of record at the close of business on March 24, 2009 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. As of March 24, 2009, there were 166,868,058 shares of Skyworks' common stock issued and outstanding. Pursuant to Skyworks' certificate of incorporation and by-laws, and applicable Delaware law, each share of common stock entitles the holder of record at the close of business on the Record Date to one vote on each matter considered at the Annual Meeting. As a stockholder, you may vote in one of the following three ways whether or not you plan to attend the Annual Meeting: (1) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (2) by completing your proxy using the toll-free telephone number listed on the proxy card, or (3) by completing your proxy via the Internet at the website address listed on the proxy card. If you attend the Annual Meeting, you may vote in person at the meeting even if you have previously completed your proxy by mail, telephone or via the Internet. If your shares are held in "street name" by your broker (or other nominee), the broker (or other nominee) is required to vote those shares in accordance with your instructions. If you do not give instructions to your broker, the broker will be entitled to vote the shares with respect to "discretionary" matters as described below but will not be permitted to vote the shares with respect to "non-discretionary" matters (in which case any shares voted by the broker will be treated as "broker non-votes"). If your shares are held in "street name" by your broker (or other nominee), please check your proxy card or contact your broker (or other nominee) to determine whether you will be able to vote by telephone or via the Internet.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted at the Annual Meeting. Proxies may be revoked by (i) delivering to the Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly completing a later-dated proxy relating to the same shares and presenting it to the Secretary of the Company before the taking of the vote at the Annual Meeting or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be delivered to the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, Attention: Secretary, or hand delivered to the Secretary of the Company, before the taking of the vote at the Annual Meeting.

The representation in person or by proxy of a majority of the issued and outstanding common shares entitled to vote at the Annual Meeting is necessary to constitute a quorum for the transaction of business. Shares that abstain from voting on any proposal and "broker non-votes" will be counted as shares that are present and entitled to vote for purposes of determining whether a quorum exists at the Annual Meeting. For purposes of determining the outcome of any matter as to which a broker (or other nominee) has indicated that it does not have discretionary voting authority, those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters).

Pursuant to the Company's by-laws, directors are elected by a plurality vote and, therefore, the three nominees who receive the most votes will be elected. Stockholders will not be allowed to cumulate their votes in the election of directors. Accordingly, abstentions, which will not be voted, will not affect the outcome of the election of the nominees to the Board of Directors. In addition, the election of directors is a "discretionary" matter on which a broker (or other nominee) is authorized to vote in the absence of instruction from the beneficial owner.

Regarding Proposals 2 and 3, an affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting, and entitled to vote on such matter, is required for approval. Whereas Proposal 2 involves a matter on which a broker (or other nominee) does not have discretionary authority to vote, a broker (or other nominee) does have discretionary authority to vote on Proposal 3. With respect to Proposals 2 and 3, an abstention will have the same effect as a "no" vote. An automated system administered by the Company's transfer agent tabulates the votes. The vote on each matter submitted to stockholders will be tabulated separately.

The persons named as attorneys-in-fact in the proxies, David J. Aldrich and Mark V.B. Tremallo, were selected by the Board of Directors and are officers of the Company. Each executed proxy returned in time to be counted at the Annual Meeting will be voted. Where a choice has been specified in an executed proxy with respect to the matters to be acted upon at the Annual Meeting, the shares represented by the proxy will be voted in accordance with the specifications. If no such specifications are indicated, such proxies will be voted FOR the three nominees to the Board of Directors, FOR the approval of the amended and restated 2005 Long-Term Incentive Plan, and FOR the ratification of the selection of KPMG LLP as the independent registered public accounting firm of the Company for the 2009 fiscal year.

If you plan to attend the Annual Meeting, please be sure to check the designated box on your proxy card indicating your intent to attend, and save the admission ticket attached to your proxy (the top half); or, indicate your intent to attend through Skyworks' telephone or Internet voting procedures, and save the admission ticket attached to your proxy. If your shares are held in "street name" by your broker (or other nominee), please check your proxy card or contact your broker (or other nominee) to determine whether you will be able to indicate your intent to attend by telephone or via the Internet. In order to be admitted to the Annual Meeting, you will need to present your admission ticket, as well as provide a valid picture identification, such as a driver's license or passport. If your shares are held in "street name" by your broker (or other nominee), you should contact your broker (or other nominee) to obtain a proxy in your name and present it at the Annual Meeting in order to vote.

Some brokers (or other nominees) may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement and our Annual Report may have been sent to multiple stockholders in your household. If you are a stockholder and your household or address has received only one Annual Report and one Proxy Statement, the Company will promptly deliver a separate copy of the Annual Report and the Proxy Statement to you, upon your written request to Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617, Attention: Investor Relations, or oral request to Investor Relations at (949) 231-4700. If you would like to receive separate copies of our Annual Report and Proxy Statement in the future, you should direct such request to your broker (or other nominee). Even if your household or address has received only one Annual Report and one Proxy Statement, a separate proxy card should have been provided for each stockholder account. Each individual proxy card should be signed, dated, and returned in the enclosed postage-prepaid envelope (or voted by telephone or via the Internet, as described therein). If your household has received multiple copies of our Annual Report and Proxy Statement, you can request the delivery of single copies in the future by contacting your broker (or other nominee), or the Company at the address or telephone number above.

If you are a participant in the Skyworks 401(k) Savings and Investment Plan, you will receive a proxy card for the Skyworks shares you own through the 401(k) Plan. That proxy card will serve as a voting instruction card for the trustee of the 401(k) Plan, and your 401(k) Plan shares will be voted as you instruct.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 12, 2009

The Proxy Statement and the Company's Annual Report are available at www.skyworksinc.com/annualreport.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the Company's knowledge, the following table sets forth the beneficial ownership of the Company's common stock as of March 10, 2009, by the following individuals or entities: (i) each person who beneficially owns 5% or more of the outstanding shares of the Company's common stock as of March 10, 2009; (ii) the Named Executive Officers (as defined herein under the heading "Compensation Tables for Named Executive Officers"); (iii) each director and nominee for director; and (iv) all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, is not necessarily indicative of beneficial ownership for any other purpose, and does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. As of March 10, 2009, there were 166,748,944 shares of Skyworks common stock issued and outstanding.

In computing the number of shares of Company common stock beneficially owned by a person and the percentage ownership of that person, shares of Company common stock that are subject to stock options or other rights held by that person that are currently exercisable or that will become exercisable within 60 days of March 10, 2009, are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Names and Addresses of Beneficial Owners(1)	Number of Shares Beneficially Owned(2)	Percent of Class
Wellington Management Company, LLP	13,472,941(3)	8.0%
The Vanguard Group, Inc.	10,682,689(4)	6.4%
Dimensional Fund Advisors L.P.	10,197,121(5)	6.1%
Barclays Global Investors, N.A	10,953,178(6)	6.6%
David J. Aldrich	2,393,366(7)	1.4%
Kevin L. Beebe	106,250	(*)
Moiz M. Beguwala	253,842	(*)
Bruce J. Freyman	388,981(7)	(*)
Timothy R. Furey	166,250	(*)
Liam K. Griffin	632,044(7)	(*)
Balakrishnan S. Iyer	316,767	(*)
Thomas C. Leonard	197,807	(*)
David P. McGlade	91,250	(*)
David J. McLachlan	183,850	(*)
Donald W. Palette	88,691(7)	(*)
Robert A. Schriesheim	42,500	(*)
Gregory L. Waters	645,951(7)	(*)
All current directors and executive officers as a group (15 persons)	6,000,001(7)	3.5%

* Less than 1%

(1) Unless otherwise noted in the following notes, each person's address is the address of the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801 and stockholders have sole voting and investment power with respect to the shares, except to the extent such power may be shared by a spouse or otherwise subject to applicable community property laws.

(2) Includes the number of shares of Company common stock subject to stock options held by that person that are currently exercisable or will become exercisable within sixty (60) days of March 10, 2009 (the "Current Options"), as follows: Aldrich — 1,961,754 shares under Current Options; Beebe — 93,750 shares under

Current Options; Beguwala — 227,987 shares under Current Options; Freyman — 321,250 shares under Current Options; Furey — 153,750 shares under Current Options; Griffin — 477,030 shares under Current Options; Iyer — 298,185 shares under Current Options; Leonard — 138,750 shares under Current Options; McGlade — 78,750 shares under Current Options; McLachlan — 168,750 shares under Current Options; Palette — 55,000 shares under Current Options; Schriesheim — 30,000 shares under Current Options; Waters — 514,530 shares under Current Options; current directors and executive officers as a group (15 persons) — 4,785,307 shares under Current Options.

(3) Consists of shares beneficially owned by Wellington Management Company, LLP, which has shared voting control as to 8,325,721 shares and shared dispositive power over all such shares. With respect to the information relating to Wellington Management Company, LLP, the Company has relied on information supplied by Wellington Management Company, LLP on a Schedule 13G filed with the SEC on February 17, 2009. The address and principal business office of Willington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.

(4) Consists of shares beneficially owned by The Vanguard Group, Inc., which has sole voting control as 189,911 shares and sole dispositive power over all such shares. With respect to the information relating to The Vanguard Group, Inc., the Company has relied on information supplied by The Vanguard Group, Inc. on a Schedule 13G filed with the SEC on February 13, 2009. The address and principal business office of the Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(5) Consists of shares beneficially owned by Dimensional Fund Advisors L.P., an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, in its capacity as investment advisor to certain investment companies, trusts and accounts. Dimensional Fund Advisors L.P. has sole voting and dispositive power over all such shares. With respect to the information relating to Dimensional Fund Advisors L.P., the Company has relied on information supplied by Dimensional Fund Advisors L.P. on a Schedule 13G/A filed with the SEC on February 9, 2009. The address of Dimensional Fund Advisors L.P. is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(6) Consists of shares beneficially owned by Barclays Global Investors, NA. and a group of affiliated entities, which reported sole voting and dispositive power as of December 31, 2008, as follows: (i) Barclays Global Investors, N.A., sole voting power as to 3,150,393 shares and sole dispositive power as to 3,667,026 shares; (ii) Barclays Global Fund Advisors, sole voting power as to 5,287,026 shares and sole dispositive power as to 7,173,996 shares; and (iii) Barclays Global Investors, Ltd., sole voting power as to 5,880 shares and sole dispositive power as to 112,156 shares. With respect to the information relating to the affiliated Barclays Global Investors entities, the Company has relied on information supplied by Barclays Global Investors, NA on a Schedule 13G filed with the SEC on February 5, 2009. The address of the principal business office of Barclays Investors Global, NA is 400 Howard Street, San Francisco, California 94105.

(7) Includes shares held in the Company's 401(k) Savings and Investment Plan.

PROPOSALS TO BE VOTED

PROPOSAL 1

ELECTION OF DIRECTORS

The Company's certificate of incorporation and by-laws provide that the Board of Directors shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. The Board of Directors currently is composed of nine (9) members: three Class I directors, three Class II directors and three Class III directors. The terms of these three classes are staggered in a manner so that only one class is elected by stockholders annually.

Messrs. Iyer, Leonard and Schriesheim have been nominated for election as Class I directors to hold office until the 2012 annual meeting of stockholders and thereafter until their successors have been duly elected and qualified. Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by all proxies received by the Board of Directors and not so marked as to withhold authority to vote for the nominees will be voted **FOR** the election of the three nominees.

Each person nominated for election has agreed to serve if elected, and the Board of Directors knows of no reason why any nominee should be unable or unwilling to serve, but if such should be the case, proxies will be voted for the election of some other person. No director, director nominee or executive officer is related by blood, marriage or adoption to any other director or executive officer. No arrangements or understandings exist between any director or person nominated for election as a director and any other person pursuant to which such person is to be selected as a director or nominee for election as a director.

Set forth below is summary information for each person nominated and each person whose term of office as a director will continue after the Annual Meeting, including the year such nominee or director was first elected a director, the positions currently held by the nominee and each director with the Company, the year each nominee's or director's term will expire and class of director of each nominee and each director. This information is followed by additional biographical information about these individuals, as well as the Company's other executive officers.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED BELOW

Nominee's or Director's Name (and Year He First Became a Director)	Position(s) with the Company	Year Director Term Will Expire	Class of Director
Nominees:			
Balakrishnan S. Iyer (2002)(1)	Non-Employee Director	2009	I
Thomas C. Leonard (1996)	Non-Employee Director	2009	I
Robert A. Schriesheim (2006)(1)(2)	Non-Employee Director	2009	I
Continuing Directors:			
Kevin L. Beebe (2004)(1)(2)(3)	Non-Employee Director	2010	II
Timothy R. Furey (1998)(2)(3)	Non-Employee Director	2010	II
David J. McLachlan (2000)(1)(3)	Non-Employee Director and Chairman of the Board	2010	II
David J. Aldrich (2000)	President, Chief Executive Officer and Director	2011	III
Moiz M. Beguwala (2002)(3)	Non-Employee Director	2011	III
David P. McGlade (2005)(1)(2)(3)	Non-Employee Director	2011	III

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth for each director and executive officer of the Company, his age and position with the Company as of March 12, 2009:

Name	Age	Title
David J. McLachlan	70	Chairman of the Board
David J. Aldrich	52	President, Chief Executive Officer and Director
Kevin L. Beebe	49	Director
Moiz M. Beguwala	62	Director
Timothy R. Furey	50	Director
Balakrishnan S. Iyer	52	Director
Thomas C. Leonard	74	Director
David P. McGlade	48	Director
Robert A. Schriesheim	48	Director
Donald W. Palette	51	Vice President and Chief Financial Officer
Bruce J. Freyman	48	Vice President, Worldwide Operations
Liam K. Griffin	42	Senior Vice President, Sales and Marketing
George M. LeVan	63	Vice President, Human Resources
Mark V.B. Tremallo	52	Vice President, General Counsel and Secretary
Gregory L. Waters	48	Executive Vice President and General Manager, Front-End Solutions

David J. Aldrich, age 52, has served as Chief Executive Officer, President and Director of the Company since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined the Company in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager Integrated Circuits Active Products, Corporate Vice President Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division. Mr. Aldrich has also served since February 2007 as a director of Belden Inc. (a publicly traded designer and manufacturer of cable products and transmission solutions).

Kevin L. Beebe, age 49, has been a director since January 2004. Since November 2007, he has been President and Chief Executive Officer of 2BPartners, LLC (a partnership that provides strategic, financial and operational advice to investors and management, and whose clients include Carlyle Group, GS Capital Partners, KKR and TPG Capital). Previously, beginning in 1998, he was Group President of Operations at ALLTEL Corporation, a telecommunications services company. From 1996 to 1998, Mr. Beebe served as Executive Vice President of Operations for 360° Communications Co., a wireless communication company. He has held a variety of executive and senior management positions at several divisions of Sprint, including Vice President of Operations and Vice President of Marketing and Administration for Sprint Cellular, Director of Marketing for Sprint North Central Division, Director of Engineering and Operations Staff and Director of Product Management and Business Development for Sprint Southeast Division, as well as Staff Director of Product Services at Sprint Corporation. Mr. Beebe began his career at AT&T/Southwestern Bell as a Manager.

Moiz M. Beguwala, age 62, has been a director since June 2002. He served as Senior Vice President and General Manager of the Wireless Communications business unit of Conexant from January 1999 to June 2002. Prior to Conexant's spin-off from Rockwell International Corporation, Mr. Beguwala served as Vice President and General Manager, Wireless Communications Division, Rockwell Semiconductor Systems, Inc. from October 1998 to December 1998; Vice President and General Manager Personal Computing Division, Rockwell Semiconductor

Systems, Inc. from January 1998 to October 1998; and Vice President, Worldwide Sales, Rockwell Semiconductor Systems, Inc. from October 1995 to January 1998. Mr. Beguwala serves on the Board of Directors of SIRF Technology (a publicly traded GPS semiconductor solutions company) and Powerwave Technologies, Inc. (a publicly traded wireless solutions supplier for communications networks worldwide), and as Chairman of the Board of RF Nano Corporation (a privately held semiconductor company).

Timothy R. Furey, age 50, has been a director since 1998. He has been Chief Executive Officer of MarketBridge (a privately owned sales and marketing strategy and technology professional services firm) since 1991. His company's clients include organizations such as IBM, British Telecom and other global Fortune 500 companies selling complex technology products and services into both OEM and end-user markets. Prior to 1991, Mr. Furey held a variety of consulting positions with Boston Consulting Group, Strategic Planning Associates, Kaiser Associates and the Marketing Science Institute.

Balakrishnan S. Iyer, age 52, has been a director since June 2002. He served as Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. from October 1998 to June 2003, and has been a director of Conexant since February 2002. Prior to joining Conexant, Mr. Iyer served as Senior Vice President and Chief Financial Officer of VLSI Technology Inc. Prior to that, he was corporate controller for Cypress Semiconductor Corp. and Director of Finance for Advanced Micro Devices, Inc. Mr. Iyer serves on the Board of Directors of Conexant, Life Technologies Corp., Power Integrations, QLogic Corporation, and IHS, Inc. (each a publicly traded company).

Thomas C. Leonard, age 74, has been a director since August 1996. From April 2000 until June 2002 he served as Chairman of the Board of the Company, and from September 1999 to April 2000, he served the Company as Chief Executive Officer. From July 1996 to September 1999, he served as President and Chief Executive Officer. Mr. Leonard joined the Company in 1992 as a Division General Manager and was elected a Vice President in 1994. Mr. Leonard has over 30 years of experience in the microwave industry, having held a variety of executive and senior level management and marketing positions at M/A-COM, Inc., Varian Associates, Inc. and Sylvania.

David P. McGlade, age 48, has been a director since February 2005. Since April 2005, he has served as the Chief Executive Officer and a director of Intelsat, Ltd. (a privately held worldwide provider of fixed satellite services). Previously, Mr. McGlade served as an Executive Director of mmO2 PLC and as the Chief Executive Officer of O2 UK, a subsidiary of mmO2, a position he held from October 2000 until March 2005. Before joining O2 UK, Mr. McGlade was President of the Western Region for Sprint PCS. He also serves as a director of WildBlue Communications, Inc. (a privately held satellite broadband services provider).

David J. McLachlan, age 70, has been a director since 2000 and Chairman of the Board since May 2008. Mr. McLachlan served as a senior advisor to the Chairman and Chief Executive Officer of Genzyme Corporation (a publicly traded biotechnology company) from 1999 to 2004. He also was the Executive Vice President and Chief Financial Officer of Genzyme from 1989 to 1999. Prior to joining Genzyme, Mr. McLachlan served as Vice President, Chief Financial Officer of Adams-Russell Company (an electronic component supplier and cable television franchise owner). Mr. McLachlan also serves on the Board of Directors of Dyax Corp. (a publicly traded biotechnology company) and HearUSA, Ltd. (a publicly traded hearing care services company).

Robert A. Schriesheim, age 48, has been a director since 2006. Mr. Schriesheim has been Executive Vice President, Chief Financial Officer and Principal Financial Officer of Lawson Software, Inc. (a publicly traded ERP software provider) since October 2006, and a director since May 2006. Previously, he was affiliated with ARCH Development Partners, LLC (a seed stage venture capital fund) since August 2002, and served as a managing general partner since January 2003. From February 1999 to March 2002, Mr. Schriesheim served in various capacities including as Executive Vice President of Corporate Development, Chief Financial Officer, and a director, of Global Telesystems, Inc. (a London, England-based, publicly traded provider of telecommunications, data and related services). From 1997 to 1999, Mr. Schriesheim was President and Chief Executive Officer of SBC Equity Partners, Inc. (a private equity firm). From 1996 to 1997, Mr. Schriesheim was Vice President of Corporate Development for Ameritech Corporation (a communications company). From 1993 to 1996, he was Vice President of Global Corporate Development for AC Nielsen Company, a subsidiary of Dunn & Bradstreet. Mr. Schriesheim is also non-executive Co-Chairman of MSC Software Corp. (a publicly traded provider of integrated simulation solutions for designing and testing manufactured products), Chairman of the Board of Alyst Acquisition Corp. (a publicly traded entity targeting an acquisition in the telecommunications industry), and a director of Enfora (a privately held provider of intelligent wireless machine-to-machine modules and integrated platform solutions).

Donald W. Palette, age 51, joined the Company as Vice President and Chief Financial Officer of Skyworks in August 2007. Previously, from May 2005 until August 2007, Mr. Palette served as Senior Vice President, Finance and Controller of Axcelis Technologies, Inc. (a publicly traded semiconductor equipment manufacturer). Prior to May 2005, he was Axcelis' Controller beginning in 1999, Director of Finance beginning August 2000, and Vice President and Treasurer beginning in 2003. Before joining Axcelis in 1999, Mr. Palette was Controller of Financial Reporting/Operations for Simplex, a leading manufacturer of fire protection and security systems. Prior to that, Mr. Palette was Director of Finance for Bell & Howell's Mail Processing Company, a leading manufacturer of high speed mail insertion and sorting equipment.

Bruce J. Freyman, age 48, joined the Company as Vice President, Worldwide Operations in May 2005. Previously, he served as president and chief operating officer of Amkor Technology and also held various senior management positions, including executive vice president of operations from 2001 to 2004, Earlier, Freyman spent 10 years with Motorola managing their semiconductor packaging operations for portable communications products.

Liam K. Griffin, age 42, joined the Company in August 2001 and serves as Senior Vice President, Sales and Marketing. Previously, Mr. Griffin was employed by Vectron International, a division of Dover Corp., as Vice President of Worldwide Sales from 1997 to 2001, and as Vice President of North American Sales from 1995 to 1997. His prior experience included positions as a Marketing Manager at AT&T Microelectronics, Inc. and Product and Process Engineer at AT&T Network Systems.

George M. LeVan, age 63, has served as Vice President, Human Resources since June 2002. Previously, Mr. LeVan served as Director, Human Resources, from 1991 to 2002 and has managed the human resource department since joining the Company in 1982. Prior to 1982, he held human resources positions at Data Terminal Systems, Inc., W.R. Grace & Co., Compo Industries, Inc. and RCA.

Mark V.B. Tremallo, age 52, joined the Company in April 2004 and serves as Vice President, General Counsel and Secretary. Previously, from January 2003 to April 2004, Mr. Tremallo was Senior Vice President and General Counsel at TAC Worldwide Companies (a technical workforce solutions provider). Prior to TAC, from May 1997 to May 2002, he was Vice President, General Counsel and Secretary at Acterna Corp. (a global communications test equipment and solutions provider). Earlier, Mr. Tremallo served as Vice President, General Counsel and Secretary at Cabot Safety Corporation.

Gregory L. Waters, age 48, joined the Company in April 2003, and has served as Executive Vice President and General Manager, Front-End Solutions since October 2006, Executive Vice President beginning November 2005, and Vice President and General Manager, Cellular Systems as of May 2004. Previously, from February 2001 until April 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at Agere Systems and, beginning in 1998, held positions there as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Prior to working at Agere, Mr. Waters held a variety of senior management positions within Texas Instruments, including Director of Network Access Products and Director of North American Sales.

CORPORATE GOVERNANCE

General

Board of Director Meetings: The Board of Directors met seven (7) times during the fiscal year ended October 3, 2008 ("fiscal year 2008"). Each director attended at least 75% of the Board of Directors meetings and the meetings of the committees of the Board of Directors on which he served during fiscal year 2008.

Director Independence: Each year, the Board of Directors reviews the relationships that each director has with the Company and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of applicable NASDAQ Stock Market, Inc. Marketplace Rules (the "NASDAQ Rules") and who the Board of Directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, are considered to be independent directors. The Board of Directors has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' current and historic relationships with the Company and its competitors, suppliers and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which a member of the Company's Board of Directors is a director or executive officer. After evaluating these factors, the Board of Directors has determined that a majority of the members of the Board of Directors, namely, Kevin L. Beebe, Moiz M. Beguwala, Timothy R. Furey, Balakrishnan S. Iyer, Thomas C. Leonard, David J. McLachlan, David P. McGlade and Robert A. Schriesheim, do not have any relationships that would interfere with the exercise of independent judgment in carrying out their responsibilities as a director and are independent directors of the Company within the meaning of applicable NASDAQ Rules.

Corporate Governance Guidelines: The Board of Directors has adopted corporate governance practices to help fulfill its responsibilities to the stockholders in overseeing the work of management and the Company's business results. These guidelines are intended to ensure that the Board of Directors has the necessary authority and practices in place to review and evaluate the Company's business operations, as needed, and to make decisions that are independent of the Company's management. In addition, the guidelines are intended to align the interests of directors and management with those of the Company's stockholders. A copy of the Company's Corporate Governance Guidelines is available on the Investor Relations portion the Company's website at: *http://www.skyworksinc.com.*

In accordance with these Corporate Governance Guidelines, independent members of the Board of Directors of the Company met in executive session without management present four (4) times during fiscal year 2008. The Chairman of the Board serves as presiding director for these meetings.

Stockholder Communications: Our stockholders may communicate directly with the Board of Directors as a whole or to individual directors by writing directly to those individuals at the following address: 20 Sylvan Road, Woburn, MA 01801. The Company will forward to each director to whom such communication is addressed, and to the Chairman of the Board in his capacity as representative of the entire Board of Directors, any mail received at the Company's corporate office to the address specified by such director and the Chairman of the Board.

Codes of Ethics: The Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors (the "Code"), as well as a Code of Ethics for Principal Financial Officers. The Code applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We make available our code of business conduct and ethics free of charge through our website, which is located at www.skyworksinc.com. We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the SEC and the NASDAQ Rules by posting any such amendment or waivers on our website and disclosing any such waivers in a Form 8-K filed with the SEC.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

Audit Committee: Skyworks has established a separately designated Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the Audit Committee are Mr. Schriesheim, who currently serves as the chairman, and Messrs. Beebe, Iyer, McGlade and McLachlan. The Board of Directors has determined that each of the members of the committee is independent within the meaning of applicable NASDAQ Rules and Rule 10A-3 under the Exchange Act. The Board of Directors has determined that each of the Chairman of the Audit Committee, Mr. Iyer, and Mr. McLachlan, is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K. The Audit Committee met nine (9) times during fiscal year 2008.

The primary responsibility of the Audit Committee is the oversight of the quality and integrity of the Company's financial statements, the Company's internal financial and accounting processes, and the independent audit process. Additionally, the Audit Committee has the responsibilities and authority necessary to comply with Rule 10A-3 under the Exchange Act. The committee meets privately with the independent registered public accounting firm, reviews their performance and independence from management and has the sole authority to retain and dismiss the independent registered public accounting firm. These and other aspects of the Audit Committee's authority are more particularly described in the Company's Audit Committee Charter, which the Board of Directors adopted and is reviewed annually by the committee and is available on the Investor Relations portion of our website at: *http://www.skyworksinc.com.*

The Audit Committee has adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP for fiscal year 2008.

Compensation Committee: The members of the Compensation Committee are Mr. Furey, who serves as the chairman, and Messrs. Beebe, McGlade and Schriesheim, each of whom the Board of Directors has determined is independent within the meaning of applicable NASDAQ Rules. The Compensation Committee met six (6) times during fiscal year 2008. The functions of the Compensation Committee include establishing the appropriate level of compensation, including short and long-term incentive compensation, of the Chief Executive Officer, all other executive officers and any other officers or employees who report directly to the Chief Executive Officer. The Compensation Committee also administers Skyworks' equity-based compensation plans. The Board of Directors has adopted a written charter for the Compensation Committee, and it is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

The Compensation Committee has engaged Aon/Radford Consulting to assist it in determining the components and amount of executive compensation. The consultant reports directly to the Compensation Committee, through its chairperson, and the Compensation Committee retains the right to terminate or replace the consultant at any time.

The process and procedures followed by the Compensation Committee in considering and determining executive and director compensation are described below under the heading "Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee: The members of the Nominating and Corporate Governance Committee, each of whom the Board of Directors has determined is independent within the meaning of applicable NASDAQ Rules, are Mr. Beebe, who serves as the chairman, and Messrs. Beguwala, Furey, McGlade, and McLachlan. The Nominating and Corporate Governance Committee met five (5) times during fiscal year 2008. The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for election or re- election to the Board of Directors and its committees, including any recommendations that may be submitted by stockholders, the evaluation of the performance of the Board of Directors and its committees, and the evaluation and recommendation of the corporate governance policies. These and other aspects of the Nominating and Corporate Governance Committee's authority are more particularly described in the Nominating and Corporate Governance Committee Charter, which the Board of Directors adopted and is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

Director Nomination Procedures: The Nominating and Corporate Governance Committee evaluates director candidates in the context of the overall composition and needs of the Board of Directors, with the objective of recommending a group that can best manage the business and affairs of the Company and represent the interests of the Company's stockholders using its diversity of experience. The committee seeks directors who possess certain minimum qualifications, including the following:

- A director must have substantial or significant business or professional experience or an understanding of technology, finance, marketing, financial reporting, international business or other disciplines relevant to the business of the Company.
- A director (other than an employee-director) must be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Board of Directors or of a Board committee.
- The committee also considers the following qualities and skills, among others, in its selection of directors and as candidates for appointment to the committees of the Board of Directors:
  - Economic, technical, scientific, academic, financial, accounting, legal, marketing, or other expertise applicable to the business of the Company;
  - Leadership or substantial achievement in their particular fields;
  - Demonstrated ability to exercise sound business judgment;
  - Integrity and high moral and ethical character;
  - Potential to contribute to the diversity of viewpoints, backgrounds, or experiences of the Board of Directors as a whole;
  - Capacity and desire to represent the balanced, best interests of the Company as a whole and not primarily a special interest group or constituency;
  - Ability to work well with others;
  - High degree of interest in the business of the Company;
  - Dedication to the success of the Company;
  - Commitment to the responsibilities of a director; and
  - International business or professional experience.

In addition, the committee will consider that a majority of the Board of Directors must meet the independence requirements promulgated by the applicable NASDAQ Rules. The Company expects that a director's existing and future commitments will not materially interfere with such director's obligations to the Company. For candidates who are incumbent directors, the committee considers each director's past attendance at meetings and participation in and contributions to the activities of the Board of Directors. The committee identifies candidates for director nominees in consultation with the Chief Executive Officer of the Company and the Chairman of the Board of Directors, through the use of search firms or other advisors or through such other methods as the committee deems to be helpful to identify candidates. Once candidates have been identified, the committee confirms that the candidates meet all of the minimum qualifications for director nominees set forth above through interviews, background checks, or any other means that the committee deems to be helpful in the evaluation process. The committee then meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Board of Directors. Based on the results of the evaluation process, the committee recommends candidates for director nominees for election to the Board of Directors.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders provided the stockholders follow the procedures set forth below. The committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether the candidate was recommended by a stockholder or otherwise. To date, the Nominating and Corporate Governance

Committee has not received a recommendation for a director nominee from any stockholder of the Company.

Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors in 2010 may do so by submitting a written recommendation to the committee not later than December 30, 2009, in accordance with the procedures set forth below in this Proxy Statement under the heading "Stockholder Proposals." For nominees for election to the Board of Directors proposed by stockholders to be considered, the recommendation for nomination must be in writing and must include the following information:

- Name of the stockholder, whether an entity or an individual, making the recommendation;
- A written statement disclosing such stockholder's beneficial ownership of the Company's capital stock;
- Name of the individual recommended for consideration as a director nominee;
- A written statement from the stockholder making the recommendation stating why such recommended candidate would be able to fulfill the duties of a director;
- A written statement from the stockholder making the recommendation stating how the recommended candidate meets the independence requirements established by the SEC and The NASDAQ Stock Market, Inc.;
- A written statement disclosing the recommended candidate's beneficial ownership of the Company's capital stock; and
- A written statement disclosing relationships between the recommended candidate and the Company which may constitute a conflict of interest.

Nominations may be sent to the attention of the committee via U.S. mail or expedited delivery service to Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, Massachusetts 01801, Attn: Nominating and Corporate Governance Committee, c/o Secretary of Skyworks Solutions, Inc.

PROPOSAL 2

APPROVAL OF THE AMENDED AND RESTATED 2005 LONG-TERM INCENTIVE PLAN

The Board of Directors believes that the continued growth and profitability of the Company depends, in large part, on its ability to maintain a competitive position by attracting, retaining and motivating key employees with experience and ability. The Company believes that its stock-based compensation programs are central to this objective. The Company anticipates that the shares currently available under our existing stock-based compensation plans will be insufficient to meet our needs beyond next year, thus impairing our ability to attract and retain key employees through the grant of stock-based awards. We are currently authorized to issue up to 15 million shares of our common stock, subject to adjustment in the event of stock splits and other similar events, pursuant to awards granted under the 2005 Long-Term Incentive Plan (the "2005 LTIP"). As of February 27, 2009, there were approximately 2.9 million shares remaining available for future awards under the 2005 LTIP, approximately 0.4 million shares remaining available for future awards under the 1999 Employee Long-Term Incentive Plan (the "1999 Plan"), and approximately 0.6 million shares remaining available for future awards under the 2008 Director Long-Term Incentive Plan (the "2008 Director Plan"). After April 26, 2009, no further options may be awarded under the 1999 Plan, and, if this proposal is approved by the stockholders, any shares that remain available for grant as of such date will roll over into the pool of shares that are available for grant under the 2005 LTIP. Both the 2005 LTIP and 2008 Director Plan (1) provide a discounted "share reduction" formula in the pool of available shares, whereby the issuance of any "full value" award (i.e., an award other than a nonqualified stock option with up to a seven (7) year term) will reduce the pool of available shares by 1.5 shares, and (2) prohibit repricing, or reducing the exercise price of a stock option, without first obtaining stockholder approval.

On March 26, 2009, the Board of Directors adopted the Amended and Restated 2005 Long-Term Incentive Plan, subject to stockholder approval, to increase the number of shares available for issuance under the plan and to make certain other amendments to the 2005 LTIP, as further described below.

Summary of Proposed Amendments

The material changes implemented by the amendment and restatement of the 2005 LTIP are as follows:

(i) increase, from 15 million to 27.5 million, the number of shares of our common stock available for issuance under the 2005 LTIP, subject to adjustment in the event of stock splits and other similar events;

(ii) allow the issuance of additional shares of common stock under the 2005 Plan (up to 15 million shares, subject to adjustment in the event of stock splits and other similar events) as is equal to the sum of (x) the number of shares of common stock reserved for issuance under the 1999 Plan that remain available for grant as of April 26, 2009, and (y) the number of shares of common stock subject to awards granted under the 1999 Plan that expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased by the Company at their original purchase price pursuant to a contractual repurchase right after April 26, 2009; and

(iii) allow the Company to grant stock-based awards of up to 1.5 million shares per participant per calendar year, which limitation is required to allow the Company to grant awards that are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), thereby avoiding the deduction limitations under Section 162(m).

The Company believes that its stock-based compensation programs have been integral to our success in the past and will be important to our ability to succeed in the future. Therefore, we consider approval of the amended and restated 2005 LTIP vital to the Company's future success.

As of February 27, 2009, the Company had (i) a total of 25,186,731 shares reserved for issuance pursuant to outstanding stock options, with a weighted average exercise price of $10.22 and a weighted average life of 5.35 years, (ii) a total of 583,231 issued but unvested restricted shares and (iii) a total of 2,761,574 unissued shares under performance share awards.

Depending on the mix of "full value" and stock options awarded under the 2005 LTIP, additional dilution resulting from the proposed 12.5 million increase in the number of shares of Common Stock available for issuance under the 2005 LTIP would range from 5.0% to a maximum of 7.5% (based on shares outstanding as of February 27,

2009). However, as there are already approximately 14.7 million shares underlying options that are currently outstanding under the 1999 Plan, the proposed rollover of up to 15 million additional shares from the 1999 Plan into the 2005 LTIP will not result in an increase in our aggregate overhang. As of February 27, 2009, 83% of outstanding stock options were underwater with exercise prices greater than the current trading price of the common stock.

Description of the 2005 LTIP, as Proposed to be Amended and Restated

This summary is qualified in its entirety by reference to the 2005 LTIP, a copy of which is attached to the electronic copy of this Proxy Statement filed with the SEC and may be accessed from the SEC's home page (www.sec.gov). In addition, a copy of the 2005 LTIP may be obtained from the Secretary of the Company.

Types of Awards

The 2005 LTIP provides for the grant of nonqualified stock options, restricted stock awards, stock appreciation rights and other stock and cash-based awards, including the grant of shares based upon certain conditions such as performance-based conditions and the grant of securities convertible into common stock (collectively, "Awards").

Nonqualified Stock Options. Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price that is no less than 100% of the fair market value of the common stock on the date of grant. Options may not be granted for a term in excess of seven (7) years. The 2005 LTIP permits the following forms of payment of the exercise price of options: (i) payment by cash, check or in connection with a "cashless exercise" through a broker, (ii) surrender to the Company of shares of common stock, (iii) delivery to the Company of a promissory note, (iv) any other lawful means, or (v) any combination of these forms of payment.

Unless such action is approved by the Company's stockholders: (1) no outstanding option may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of the option (other than adjustments to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization) and (2) the Board of Directors may not cancel any outstanding option and grant in substitution therefor new Awards under the Plan covering the same or a different number of shares of common stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled option. No option shall contain any provision entitling the optionee to the automatic grant of additional options in connection with any exercise of the original option.

Restricted Stock Awards. Restricted stock awards entitle recipients to acquire shares of common stock, subject to the right of the Company to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award. Instead of issuing common stock that is subject to repurchase, the Board may grant Awards known as restricted stock units that entitle recipients to receive unrestricted shares of common stock in the event that the conditions specified in the applicable Award are satisfied prior to the end of the applicable restriction period established for such Award.

Stock Appreciation Rights. Stock appreciation rights entitle recipients to receive the appreciation in the value of the common stock over the value of the Common on the date of grant of the stock appreciation right. Stock appreciation rights will be settled by the delivery of shares of common stock. Stock appreciation rights may be issued in tandem with options or as stand-alone rights.

Other Stock and Cash-Based Awards. Under the 2005 LTIP, the Board of Directors has the right to grant other Awards based upon the common stock having such terms and conditions as the Board of Directors may determine, including the grant of shares and/ or cash based upon certain conditions such as performance-based conditions and the grant of securities convertible into common stock.

Performance Conditions. The Compensation Committee may determine, at the time of grant, that a Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award granted to an officer will vest solely upon the achievement of specified performance criteria designed to qualify for deduction under Section 162(m) of the Code. The performance criteria for each such Award will be based on one or more of the following measures: (a) revenue (b) net income (loss), (c) operating income (loss), (d) gross profit, (e) earnings before or after discontinued operations, interest, taxes, depreciation and/or amortization, (f) operating profit before or after discontinued operations, interest, taxes, depreciation and/or amortization, (g) earnings (loss) per share, (h) net cash flow, (i) cash flow from operations, (j) revenue growth, (k) earnings growth, (l) gross margins, (m) operating margins, (n) net margins, (o) inventory management, (p) working capital, (q) return on sales, assets, equity or investment, (r) cash or cash equivalent position, (s) achievement of balance sheet or income statement objectives, (t) total stockholder return, (u) stock price, (v) completion of strategic acquisitions/dispositions, (w) manufacturing efficiency, (x) product quality, (y) customer satisfaction, (z) market share and (aa) improvement in financial ratings. These performance measures may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. Such performance goals may be adjusted to exclude any one or more of (i) extraordinary and/or non-recurring items, (ii) the cumulative effects of changes in accounting principles, (iii) gains or losses on the disposition of discontinued operations, (iv) the writedown of any asset, (v) charges for restructuring and rationalization programs, (vi) amortization of purchased intangibles associated with acquisitions, (vii) compensation expenses related to acquisitions, (viii) other acquisition related expenses, (ix) impairment charges, (x) gain or loss on minority equity investments, (xi) non-cash income tax expenses and (xii) equity-based compensation expenses. Such performance goals: (A) may vary by Participant and may be different for different Awards; (B) may be particular to a Participant or the department, branch, line of business, subsidiary or other unit in which the Participant works and may cover such period as may be specified by the Compensation Committee; and (C) will be set by the Compensation Committee within the time period prescribed by, and will otherwise comply with the requirements of, Section 162(m).

The Company believes that disclosure of any further details concerning the performance measures for any particular year may be confidential commercial or business information, the disclosure of which would adversely affect the Company. No performance awards may be granted after the Company's first meeting of stockholders held in 2014 until the listed performance measures (as originally approved or as subsequently amended) have been resubmitted to and reapproved by the Company's stockholders in accordance with the requirements of Section 162(m) of the Code, unless such grant is made contingent upon such approval.

Eligibility to Receive Awards

Employees, officers, consultants and advisors of the Company and its subsidiaries, and of other business ventures in which the Company has a significant interest, are eligible to be granted Awards under the 2005 LTIP. The maximum number of shares with respect to which Awards may be granted to any participant under the 2005 LTIP is 1,500,000 shares per calendar year. The maximum amount of cash that can be paid pursuant to a cash-based award under the 2005 LTIP is $1.5 million per fiscal year per person.

Plan Benefits

As of March 24, 2009, approximately 3,200 persons were eligible to receive Awards under the 2005 LTIP, including the Company's seven (7) executive officers. The grant of Awards under the 2005 LTIP is discretionary. The Company awarded Performance Share Awards on November 4, 2008 to its executive officers (the "Performance Awards"), which Performance Awards provide for the delivery to the recipients of specified numbers of shares of common stock over a three-year period based on the achievement of specified levels of operating margin. The Performance Awards are intended to be exempt from the deduction limitations under Section 162(m) of the Code and therefore are contingent on the stockholders approving the amendment and restatement of the 2005 LTIP. If the stockholders do not approve the amended and restated 2005 LTIP at the 2009 Annual Meeting, then the Performance Awards will be immediately and automatically forfeited by the recipients. Other than the Performance Awards, the Company cannot now determine the number or type of Awards to be granted in the future to any particular person or group. On March 24, 2009, the last reported sale price of the Company common stock on the NASDAQ Global Market was $7.76. The following table sets forth the maximum number of shares issuable under Performance Awards previously granted under the 2005 LTIP that remain subject to stockholder approval:

Name	Maximum Shares Issuable Under Performance Award
David J. Aldrich	300,000
Donald W. Palette	94,000
Gregory L. Waters	104,000
Liam K. Griffin	104,000
Bruce J. Freyman	94,000
Executive Group	696,000

Administration

The 2005 LTIP is administered by the Board of Directors. The Board of Directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2005 LTIP and to interpret the provisions of the 2005 LTIP. Pursuant to the terms of the 2005 LTIP, the Board of Directors may delegate authority under the 2005 LTIP to one or more committees or subcommittees of the Board of Directors. The Board of Directors has authorized the Compensation Committee to administer certain aspects of the 2005 LTIP, including the granting of options to executive officers.

Subject to any applicable limitations contained in the 2005 LTIP, the Board of Directors, the Compensation Committee, or any other committee to whom the Board of Directors delegates authority, as the case may be, selects the recipients of Awards and determines (i) the number of shares of common stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options (which may not be less than 100% of the fair market value of the common stock), (iii) the duration of options (which may not exceed seven (7) years) and (iv) the number of shares of common stock subject to any restricted stock or other stock-based Awards and the terms and conditions of such Awards, including conditions for repurchase, issue price and repurchase price.

The Board of Directors is required to make appropriate adjustments in connection with the 2005 LTIP and any outstanding Awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The 2005 LTIP also contains provisions addressing the consequences of any Reorganization Event, which is defined as (i) any merger or consolidation of the Company with or into another entity as a result of which all of the common stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or (ii) any exchange of all of the common stock of the Company for cash, securities or other property pursuant to a share exchange transaction. In connection with a Reorganization Event, the Board of Directors will take any one or more of the following actions as to all or any outstanding Awards on such terms as the Board determines: (i) provide that Awards will be assumed, or substantially equivalent Awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice, provide that all unexercised Options or other unexercised Awards will become exercisable in full and will terminate immediately prior to the consummation of such Reorganization Event unless exercised within a specified period following the date of such notice, (iii) provide that outstanding Awards will become realizable or deliverable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the "Acquisition Price"), make or provide for a cash payment to an Award holder equal to (A) the Acquisition Price times the number of shares of Common Stock subject to the holder's Awards (to the extent the exercise price does not exceed the Acquisition Price) minus (B) the aggregate exercise price of all the holder's outstanding Awards, in exchange for the termination of such Awards, (v) provide that, in connection with a liquidation or dissolution of the Company, Awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof) and (vi) any combination of the foregoing. The Board of Directors will specify the effect of a Reorganization Event on any other Award at the time the Award is granted.

If a Change in Control Event occurs, except to the extent specifically provided to the contrary in any Award agreement or any other agreement between a Participant and the Company, any options outstanding as of the date the Change of Control occur and not then exercisable shall automatically become fully exercisable and all restrictions and conditions on all Restricted Stock Awards shall automatically be deemed terminated or satisfied. A "Change in Control Event" occurs if the Continuing Directors (as defined below) cease for any reason to constitute a majority of the Board. A "Continuing Director" will include any member of the Board as of the effective date of the Plan and any individual nominated for election to the Board by a majority of the then Continuing Directors.

If any Award expires or is terminated, surrendered, canceled or forfeited, the unused shares of common stock covered by such Award will again be available for grant under the 2005 LTIP.

Amendment or Termination

The Board of Directors may at any time amend, suspend or terminate the 2005 LTIP, except that no Award designated as subject to Section 162(m) of the Code by the Board of Directors after the date of such amendment shall become exercisable, realizable or vested (to the extent such amendment was required to grant such Award) unless and until such amendment shall have been approved by the Company's stockholders. No Award may be granted under the 2005 LTIP after January 31, 2015, but Awards previously granted may extend beyond that date.

If stockholders do not approve the amendment of the 2005 LTIP, the proposed amendment to the 2005 LTIP will not go into effect and the Performance Awards will be forfeited. In such event, the Compensation Committee of the Board of Directors will consider whether to adopt alternative arrangements based on its assessment of the needs of the Company.

Federal Income Tax Consequences

The following summarizes the United States federal income tax consequences that generally will arise with respect to awards granted under the plan. This summary is based on the tax laws in effect as of the date of this Proxy Statement. Changes to these laws could alter the tax consequences described below.

Nonqualified Stock Options. A participant will not have income upon the grant of a nonqualified stock option. A participant will have compensation income upon the exercise of a nonqualified stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Restricted Stock; Restricted Stock Units. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term. The tax treatment of a restricted stock unit and the stock issued upon the vesting of a restricted stock unit is the same as described above for restricted stock, except that no Section 83(b) election may be made with respect to restricted stock units.

Stock Appreciation Rights. A participant will not have income upon the grant of a stock appreciation right. A participant will have compensation income upon the exercise of a stock appreciation right equal to the appreciation in the value of the stock underlying the stock appreciation right. When the stock distributed in settlement of the stock appreciation right is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the exercise date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Tax Consequences to the Company. There will be no tax consequences to the Company except that we will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDED AND RESTATED 2005 LONG-TERM INCENTIVE PLAN

PROPOSAL 3

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG LLP as the Company's independent registered public accounting firm for the current fiscal year ending October 2, 2009 ("fiscal year 2009"), and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. KPMG LLP was the independent registered public accounting firm for the Company for the fiscal year ended October 3, 2008, and has been the independent registered public accounting firm for the Company's predecessor, Alpha Industries, Inc., since 1975. We are asking the stockholders to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year 2009.

Representatives of KPMG LLP are expected to attend the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

Stockholder ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm is not required by the Company's by-laws or other applicable legal requirements. However, the Audit Committee is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. In the event stockholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and stockholders' best interests.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Skyworks' Board of Directors is responsible for providing independent, objective oversight of Skyworks' accounting functions and internal controls. The Audit Committee is composed of five directors, each of whom is independent within the meaning of applicable NASDAQ Rules. The Audit Committee operates under a written charter approved by the Board of Directors.

Management is responsible for the Company's internal control and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of Skyworks' consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report concerning such financial statements. The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and representatives of KPMG LLP, the Company's independent registered public accounting firm, and reviewed and discussed the audited financial statements for the year ended October 3, 2008, results of the internal and external audit examinations, evaluations of the Company's internal controls and the overall quality of Skyworks' financial reporting. The Audit Committee also discussed with the independent registered public accounting firm the matters required by Statement of Auditing Standards No. 61 (Communications with Audit Committees). In addition, the Audit Committee has discussed with the independent registered public accounting firm the auditors' independence from the Company and its management, including the matters in the written disclosures and letter which were received by the committee from the independent registered public accounting firm as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence.

Based upon the Audit Committee's review and discussions described above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended October 3, 2008, as filed with the SEC.

THE AUDIT COMMITTEE

Kevin L. Beebe
Balakrishnan S. Iyer
David P. McGlade
David J. McLachlan
Robert A. Schriesheim, Chairman

AUDIT FEES

KPMG LLP provided audit services to the Company consisting of the annual audit of the Company's 2008 consolidated financial statements contained in the Company's Annual Report on Form 10-K and reviews of the financial statements contained in the Company's Quarterly Reports on Form 10-Q for fiscal year 2008. The following table summarizes the fees of KPMG LLP billed to the Company for the last two fiscal years.

Fee Category	Fiscal Year 2008	% of Total	Fiscal Year 2007	% of Total
Total Audit Fees-Integrated Audit(1)	$1,356,000	97%	$1,295,000	91%
Audit-Related Fees(2)	—	0%	86,000	6%
Tax Fees(3)	45,000	3%	46,000	3%
All Other Fees(4)	2,000	0%	2,000	0%
Total Fees	$1,403,000	100%	$1,429,000	100%

(1) Audit fees consist of fees for the audit of our financial statements, the review of the interim financial statements included in our quarterly reports on Form 10-Q, and other professional services provided in connection with statutory and regulatory filings or engagements. Fiscal year 2008 and fiscal year 2007 audit fees also included fees for services incurred in connection with rendering an opinion under Section 404 of the Sarbanes Oxley Act.

(2) Audit related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and the review of our financial statements and which are not reported under "Audit Fees." These services relate to registration statement filings for financing activities and consultations concerning financial accounting and reporting standards.

(3) Tax fees consist of fees for tax compliance, tax advice and tax planning services. Tax compliance services, which relate to preparation or review of original and amended tax returns, claims for refunds and tax payment-planning services, accounted for $45,000 and $46,000 of the total tax fees for fiscal year 2008 and 2007, respectively. Tax advice and tax planning services relate to assistance with tax audits.

(4) All other fees for fiscal year 2008 and 2007 consist of licenses for accounting research software.

In 2003, the Audit Committee adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services to be provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, must be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP during fiscal 2008 and fiscal 2007.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis that follows with management, and based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for the 2009 annual meeting of stockholders.

THE COMPENSATION COMMITTEE

Kevin L. Beebe
Timothy R. Furey, Chairman
David P. McGlade
Robert A. Schriesheim

INFORMATION ABOUT EXECUTIVE AND DIRECTOR COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Who Sets Compensation for Senior Executives?

The Compensation Committee, which is comprised solely of independent directors within the meaning of applicable NASDAQ Rules, outside directors within the meaning of Section 162 of the Code and non-employee directors within the meaning of Rule 16b-3 under the Exchange Act, is responsible for determining all components, and amounts, of compensation to be paid to our Chief Executive Officer, our Chief Financial Officer and each of our other executive officers, as well as any other officers or employees who report directly to the Chief Executive Officer.

This Compensation Discussion and Analysis section discusses the compensation policies and programs for our Chief Executive Officer, our Chief Financial Officer and our three next most highly paid executive officers as determined under the rules of the SEC. We refer to this group of executive officers as our "Named Executive Officers."

What are the Objectives of Our Compensation Program?

The objectives of our executive compensation program are to attract, retain and motivate highly qualified executives to operate our business, and to link the compensation of those executives to improvements in the Company's financial performance and increases in stockholder value. Accordingly, the Compensation Committee's goals in establishing our executive compensation program include:

(1) ensuring that our executive compensation program is competitive with a group of companies in the semiconductor industry with which we compete for executive talent;

(2) providing a base salary that serves as the foundation of a compensation package that attracts and retains the executive talent needed to obtain our business objectives;

(3) providing short-term variable compensation that motivates executives and rewards them for achieving financial performance targets;

(4) providing long-term stock-based compensation that aligns the interest of our executives with stockholders and rewards them for increases in stockholder value; and

(5) ensuring that our executive compensation program is perceived as fundamentally fair to all of our employees.

How Do We Determine the Components and Amount of Compensation to Pay?

The Compensation Committee sets compensation for the Named Executive Officers, including salary, short-term incentives and long-term stock-based awards, at levels generally intended to be competitive with the compensation of comparable executives in semiconductor companies with which the Company competes for executive talent.

Retention of Compensation Consultant

The Compensation Committee has engaged Aon/Radford Consulting to assist the Compensation Committee in determining the components and amount of executive compensation. The consultant reports directly to the Compensation Committee, through its chairperson, and the Compensation Committee retains the right to terminate or replace the consultant at any time. The consultant advises the Compensation Committee on such compensation matters as are requested by the Compensation Committee. The Compensation Committee considers the consultant's advice on such matters in addition to any other information or factors it considers relevant in making its compensation determinations.

Role of Chief Executive Officer

The Compensation Committee also considered the recommendations of the Chief Executive Officer regarding the compensation of each of his direct reports, including the other Named Executive Officers. These recommendations included an assessment of each individual's responsibilities, experience, individual performance and contribution to the Company's performance, and also generally took into account internal factors such as historical compensation and level in the organization, in addition to external factors such as the current environment for attracting and retaining executives.

Establishment of Comparator Group Data

In determining compensation for each of the Named Executive Officers, the committee utilizes "Comparator Group" data for each position. For fiscal year 2008, the Compensation Committee approved Comparator Group data consisting of a 50/50 blend of (i) Aon/Radford survey data of 93 semiconductor companies[1] and (ii) the public "peer" group data for 14 publicly-traded semiconductor companies with which the Company competes for executive talent:

*Anadigics	*Fairchild Semiconductor	*LSI Logic	*Silicon Laboratories
*Analog Devices	*Integrated Device Technology	*National Semiconductor	*TriQuint Semiconductor
*Broadcom	*Intersil	*ON Semiconductor	
*Cypress Semiconductor	*Linear Technology	*RF Micro Devices	

Utilization of Comparator Group Data

The Compensation Committee annually compares the components and amounts of compensation that we provide to our Chief Executive Officer and other Named Executive Officers with the components and amounts of compensation provided to their counterparts in the Comparator Group and uses this comparison data as a guideline in its review and determination of base salaries, short-term incentives and long-term stock-based compensation awards. In addition, in setting fiscal year 2008 compensation, the Compensation Committee sought and received input from its consultant regarding the base salaries for the Chief Executive Officer and each of his direct reports, the award levels and performance targets relating to the short-term incentive program for executive officers, and the individual stock-based compensation awards for executive officers, as well as the related vesting schedules.

After reviewing the data and considering the input, the Compensation Committee established a base salary, short-term incentive target and long-term stock-based compensation award for each Named Executive Officer. In establishing individual compensation, the Compensation Committee also considered the input of the Chief Executive Officer, as well as the individual experience and performance of the executive. In determining the compensation of our Chief Executive Officer, our Compensation Committee focused on (i) competitive levels of compensation for chief executive officers who are leading a company of similar size and complexity, (ii) the importance of retaining a chief executive officer with the strategic, financial and leadership skills to ensure our continued growth and success, (iii) the Chief Executive Officer's role relative to other Named Executive Officers and (iv) the considerable length of his 14-year service to the Company. Aon/Radford advised the Compensation Committee that the base salary, annual performance targets and short-term incentive target opportunity, and equity-based compensation for 2008 were competitive for chief executive officers in the sector. The Chief Executive Officer was not present during voting or deliberations of the Compensation Committee concerning his compensation. As stated above, however, the Compensation Committee did consider the recommendations of the Chief

---

[1] Where sufficient data was not available in the semiconductor survey data — for example, for a VP/General Manager position — the Comparator Group data reflected survey data regarding high-technology companies, which included a larger survey sample. Semiconductor companies included in the survey had average annual revenue of approximately $1 billion, whereas the high-technology companies included in the survey were segregated based on the annual revenue of the general manager's business unit.

Executive Officer regarding the compensation of all of his direct reports, including the other Named Executive Officers.

What are the Components of Executive Compensation?

The key elements of compensation for our Named Executive Officers are base salary, short-term incentives, long-term stock-based incentives, 401(k) plan retirement benefits, medical and insurance benefits. Consistent with our objective of ensuring executive compensation is perceived as fair to all employees, the Named Executive Officers do not receive any retirement benefits beyond those generally available to our full-time employees, and we do not provide medical or insurance benefits to Named Executive Officers that are significantly different from those offered to other full-time employees.

Base Salary

Base salaries provide our executive officers with a degree of financial certainty and stability. The Compensation Committee determines a competitive base salary for each executive officer using the Comparator Group data and input provided by its consultant. Based on these factors, base salaries of the Named Executive Officers were generally targeted at the Comparator Group median, and in certain instances were targeted closer to the 75th percentile based on role, responsibility, performance and length of service. After considering all these factors, base salary adjustments ranges from 0% to 7% with the average base salary adjustment made for Named Executive Officers for fiscal year 2008 being 3.7%.

Short-Term Incentives

Our short-term incentive compensation plan for executive officers is established annually by the Compensation Committee. For fiscal year 2008, the Compensation Committee adopted the 2008 Executive Incentive Plan (the "Incentive Plan"). The Incentive Plan established short-term incentive awards that could be earned semi-annually by certain officers of the Company, including the Named Executive Officers, based on the Company's achievement of certain corporate performance metrics established on a semi-annual basis. Short-term incentives are intended to motivate and reward executives by tying a significant portion of their total compensation to the Company's achievement of pre-established performance metrics that are generally short-term (i.e., less than one year). In establishing the short-term incentive plan, the Compensation Committee first determined a competitive short-term incentive target for each Named Executive Officer based on the Comparator Group data, and then set threshold, target and maximum incentive payment levels. At the target payout level, Skyworks' short-term incentive was designed to result in an incentive payout equal to the median of the Comparator Group, while a maximum incentive payout for exceeding the corporate performance metrics would result in a payout above the median of the Comparator Group, and a threshold payout for meeting the minimal corporate performance metrics would result in a payout below the median. The following is the incentive payment levels the Named Executive Officers could earn in fiscal year 2008 (shown as a percentage of base salary), depending on the Company's achievement of the performance metrics. Actual performance between the threshold and the target metrics or between the target and maximum metrics was determined based on a linear sliding scale.

	Threshold	Target	Maximum
Chief Executive Officer	30%	100%	200%
Other Named Executive Officers	20%	60%	120%

For fiscal year 2008, in establishing the Incentive Plan, the Compensation Committee considered the fact that our primary corporate goal was to increase revenue in excess of the market growth rate by gaining market share, while at the same time leveraging our fixed cost structure to generate higher earnings. As in the prior year, for fiscal year 2008, the Compensation Committee split the Incentive Plan into two six month performance periods, with the performance metrics focused on achieving corporate revenue, non-GAAP gross margin and specified non-GAAP operating income targets, in addition to a cash and customer satisfaction quality metric. The weighting of the different metrics for the first half of fiscal year 2008 is set forth as follows.

	Revenue	Non-GAAP Operating Income $	Non-GAAP Gross Margin %	Quality	Cash Metric
President and Chief Executive Officer; Vice President and Chief Financial Officer	20%	40%	20%	10%	10%
Vice President, Worldwide Operations	20%	20%	40%	10%	10%
Executive Vice President and General Manager, Front-End Solutions ("FES")	30% (based on FES revenue)	20%	30% (based on FES revenue)	10%	10%
Senior Vice President, Sales and Marketing	30%	20%	30%	10%	10%

Because the Company exceeded each of its target performance metrics for the first half of the year, the Chief Executive Officer earned a first half incentive award equal to approximately 89% of his annual base salary and each of the other Named Executive Officers earned a first half incentive award equal to approximately between 50% to 57% of his respective annual base salary. In accordance with the provisions of the Incentive Plan, incentive payments for the first six month performance period were capped at 80% of the award earned, with 20% of the award earned held back until the end of the fiscal year to ensure sustained financial performance. The amount held back was subsequently paid after the end of the fiscal year as the Company sustained its financial performance throughout fiscal year 2008.

For the second half of fiscal year 2008, the Committee again established performance metrics based on achieving specified revenue, non-GAAP gross margin, non-GAAP operating income targets and a cash and customer satisfaction quality metric. The weighting of the different metrics for the second half of fiscal year 2008 is set forth as follows.

	Revenue	Non-GAAP Operating Income $	Non-GAAP Gross Margin %	Quality	Cash Metric
President and Chief Executive Officer; Vice President and Chief Financial Officer	30%	30%	20%	10%	10%
Vice President Worldwide Operations	30%	20%	30%	10%	10%
Executive Vice President and General Manager, Front-End Solutions	40% (based on FES revenue)	20%	20% (based on FES revenue)	10%	10%
Senior Vice President, Sales and Marketing	40%	20%	20%	10%	10%

In determining the weightings among the Named Executive Officers, the Compensation Committee's goal was to align the incentive compensation of each Named Executive Officer with the performance metrics such executive could most impact. For instance, the performance metrics for the Chief Executive Officer, Chief Financial Officer and Vice President Worldwide Operations were designed to focus such executives on improving the Company's competitive position and achieving profitable growth overall. The performance metrics for the Executive Vice President and General Manager, Front-End Solutions were designed to focus such executive on business unit revenue (i.e., the ramping of new products and expansion of the customer base), and the performance metrics for the Senior Vice President, Sales and Marketing were designed to focus such executive on increasing overall corporate revenue while at the same time increasing gross margin.

In the second half of the year, the Company met or exceeded its targets. Accordingly, the Chief Executive Officer earned a second half incentive award equal to approximately 93% of his annual base salary, and the other Named Executive Officers earned second half incentive awards ranging from approximately 49% to 56% of their respective annual base salaries. The Compensation Committee determined to pay, in lieu of cash, unrestricted common stock of the Company for the portion of each of the Named Executive Officers second half short-term incentive earned above the "target" level. Accordingly, the Chief Executive Officer, the Chief Financial Officer, the Vice President, Worldwide Operations, the Executive Vice President and General Manager, Front-End Solutions, and Senior Vice President, Sales and Marketing received approximately 46%, 46%, 39%, 42% and 46% of their respective second half incentive payments in the form of unrestricted common stock of the Company.

For the full fiscal year, the total payments under the Incentive Plan to the Chief Executive Officer, Chief Financial Officer, the Vice President, Worldwide Operations, the Executive Vice President and General Manager, Front-End Solutions, and Senior Vice President, Sales and Marketing were approximately 182%, 109%, 99%, 109% and 108% of their respective annual base salaries.

The target financial performance metrics established by the Compensation Committee under the Incentive Plan are based on our historical operating results and growth rates as well as our expected future results, and are designed to require significant effort and operational success on the part of our executives and the Company. The maximum financial performance metrics established by the Committee have historically been difficult to achieve and are designed to represent outstanding performance that the Committee believes should be rewarded. The Compensation Committee retains the discretion, based on the recommendation of the Chief Executive Officer, to make payments even if the threshold performance metrics are not met or to make payments in excess of the maximum level if the Company's performance exceeds the maximum metrics. The Compensation Committee believes it is appropriate to retain this discretion in order to make short-term incentive awards in extraordinary circumstances. No such discretion was exercised under the Incentive Plan for fiscal year 2008.

Long-Term Stock-Based Compensation

The Compensation Committee makes stock-based compensation awards to executive officers on an annual basis. Stock-based compensation awards are intended to align the interests of our executive officers with stockholders, and reward them for increases in stockholder value over long periods of time (i.e., greater than one year). It is the Company's practice to make stock-based compensation awards to executive officers in November of each year at a pre-scheduled Compensation Committee meeting. For fiscal year 2008, the Compensation Committee made awards to executive officers, including certain Named Executive Officers, on November 6, 2007, at a regularly scheduled Compensation Committee meeting. Stock options awarded to executive officers at the meeting had an exercise price equal to the closing price of the Company's common stock on the meeting date.

In making stock-based compensation awards to certain executive officers for fiscal year 2008, the Compensation Committee first reviewed the Comparator Group data to determine the percentage of the outstanding number of shares that are typically used for employee compensation programs (i.e., "burn rate" and "overhang"). The Compensation Committee then set the number of Skyworks shares of common stock that would be made available for executive officer awards at approximately the median of the Comparator Group based on the business need, internal and external circumstances and RiskMetrics/ISS guidelines. The Compensation Committee then reviewed the Comparator Group by executive position to determine the allocation of the available shares among the executive officers. The Compensation Committee then attributed a long-term equity-based compensation value to each executive officer. One-half of that value was converted to a number of stock options using an estimated Black-Scholes value, and the remaining half was converted to a number of restricted stock awards based on the fair market value of the common stock. The Compensation Committee's rationale for awarding restricted shares included providing an award that would have a fixed monetary value for retention purposes, while at the same time providing an incentive to the executive management team towards the common goal of increasing stockholder value. The restricted stock granted in November 2007 contained both performance and service vesting conditions as described in footnote 3 of the "*Grant of Plan-Based Awards Table*" below.

In addition, in order to increase retention and, at the same time, further align the interest of our executives with stockholders and reward them for significant increases in stockholder value over time, the Compensation Committee awarded performance share awards under the Company's 2005 Long-Term Incentive Plan in November 2007 to certain employees, including the Named Executive Officers. Receipt of these performance shares is tied to three (3) stock price appreciation targets to be achieved during a three-year performance period ending on November 6, 2010. Specifically, one third (1/3) of the total performance shares will be earned upon each incremental twenty percent (20%) increase in the Company's stock price over the 60-day trading average of the Company's common stock immediately preceding the date of grant (the "Base Price"), such that one hundred percent (100%) of the total performance shares would be earned if the Company's stock price (based on a rolling 60-day trading average) increases at least sixty percent (60%) over the Base Price during the performance period. In addition, an executive must continue service through the end of the performance period in order to receive any performance shares. If the stock price does not increase at least twenty-percent (20%) over the Base Price during the performance period, no shares will be issuable pursuant to an award.

Other Compensation and Benefits

We also provide other benefits to our executive officers that are intended to be part of a competitive overall compensation program and are not tied to any company performance criteria. Consistent with the Compensation Committee's goal of ensuring that executive compensation is perceived as fair to all stakeholders, the Company offers medical plans, dental plans, vision plans, life insurance plans and disability insurance plans to executive officers under the same terms as such benefits are offered to all other employees. Additionally, executive officers are permitted to participate in the Company's 401(k) Savings and Investment Plan and Employee Stock Purchase Plan under the same terms as all other employees. The Company does not provide executive officers with any enhanced retirement benefits (i.e., executive officers are subject to the same limits on contributions as other employees, as the Company does not offer any SERP or other similar non-qualified deferred compensation plan), and they are eligible for 401(k) company-match contributions under the same terms as other employees.

Although certain Named Executive Officers were historically provided an opportunity to participate in the Company's Executive Compensation Plan (the "Executive Compensation Plan") — an unfunded, non-qualified deferred compensation plan, under which participants were allowed to defer a portion of their compensation — as a result of deferred compensation legislation under Section 409A of the IRC, effective December 31, 2005, the Company no longer permits employees to make contributions to the plan. Although the Company had discretion to make additional contributions to the accounts of participants while the Executive Compensation Plan was active, it never did so.

Severance and Change of Control Benefits

None of our executive officers, including the Named Executive Officers, has an employment agreement that provides a specific term of employment with the Company. Accordingly, the employment of any such employee may be terminated at any time. We do provide certain benefits to our Named Executive Officers upon certain qualifying terminations and in connection with terminations under certain circumstances following a change of control. A description of the material terms of our severance and change of control arrangements with the Named Executive Officers can be found under the "Potential Payments Upon Termination or Change of Control" section of the Proxy Statement.

The Company believes that severance protections can play a valuable role in recruiting and retaining superior talent. Severance and other termination benefits are an effective way to offer executives financial security to incent them to forego an opportunity with another company. These agreements also protect the Company as the Named Executive Officers are bound by restrictive non-compete and non-solicit covenants for two years after termination of employment. Outside of the change in control context, severance benefits are payable to the Named Executive Officers if their employment is involuntarily terminated by the Company without cause, or if a Named Executive Officer terminates his own employment for a good reason (as defined in the agreement). In addition, provided he forfeits certain equity awards and agrees to serve on the Company's Board of Directors for a minimum of two (2) years, the Chief Executive Officer is entitled to certain severance benefits upon termination of his employment for any reason on or after January 1, 2010. The Compensation Committee believes that this provision facilitates his retention with the Company. The level of each Named Executive Officer's severance or other termination benefit is generally tied to their respective annual base salary and targeted short-term incentive opportunity (or past short-term incentive earned).

Additionally, the Named Executive Officers would receive enhanced severance and other benefits if their employment terminated under certain circumstances in connection with a change in control of the Company which benefits are described in detail under the "Potential Payments Upon Termination or Change of Control" section of the Proxy Statement below. The Named Executive Officers are also entitled to receive a tax gross-up payment (with a $500,000 cap for Named Executive Officers other than the Chief Executive Officer) if they become subject to the 20% golden parachute excise tax imposed by Section 280G of the IRC, as the Company believes that the executives should be able to receive their contractual rights to severance without being subject to punitive excise taxes. The Company further believes these enhanced severance benefits are appropriate because the occurrence, or potential occurrence, of a change in control transaction would likely create uncertainty regarding the continued employment of each Named Executive Officer, and these enhanced severance protections encourage the Named Executive Officers to remain employed with the Company through the change in control process and to focus on enhancing stockholder value both before and during the change in control process.

Lastly, each Named Executive Officer's outstanding unvested stock options and restricted stock awards fully vest upon the occurrence of a change in control. The Company believes this accelerated vesting is appropriate given the importance of long-term equity awards in our executive compensation program and the uncertainty regarding the continued employment of Named Executive Officers that typically occurs in a change in control context. The Company's view is that this vesting protection helps assure the Named Executive Officers that they will not lose the expected value of their options and restricted stock awards because of a change in control of the Company.

Compensation Tables for Named Executive Officers

Summary Compensation Table

The following table summarizes compensation earned by, or awarded or paid to, our Named Executive Officers for fiscal year 2008 and fiscal year 2007.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
David J. Aldrich	2008	$583,404	$1,936,986	$933,064	$1,048,220	$ 12,191	$4,513,865
President and Chief Executive Officer	2007	$552,000	$ 837,318	719,233	691,276	$ 11,838	2,811,665
Donald W. Palette	2008	$305,769	$ 195,917	$195,653	$ 328,138	$ 12,199	$1,037,676
Vice President and Chief Financial Officer	2007(1)	$ 34,615	$ 5,005	$ 18,507	$ 56,354	$ 340	$ 114,821
Gregory L. Waters	2008	$370,635	$ 393,257	$270,445	$ 397,347	$ 9,464	$1,441,148
Executive Vice President and General Manager, Front-End Solutions	2007	$353,000	$ 240,198	$325,824	$ 252,715	$ 9,810	$1,181,547
Liam K. Griffin	2008	$344,000	$ 568,901	$249,207	$ 365,526	$ 82,132	$1,609,766
Senior Vice President, Sales and Marketing	2007	$318,000	$ 201,410	$189,483	$ 256,603	$136,062	$1,101,558
Bruce J. Freyman	2008	$343,000	$ 344,246	$313,207	$ 335,879	$ 11,218	$1,347,550
Vice President, Worldwide Operations	2007	$325,000	$ 121,820	$258,473	$ 262,252	$ 10,189	$ 977,734

(1) Mr. Palette was hired as Chief Financial Officer effective August 20, 2007 at an annual salary of $300,000. In addition, he was guaranteed a short-term incentive payment for fiscal year 2007 equal to 25% of the incentive payout he would have received under the 2007 Incentive Plan had he been employed for the entire fiscal year.

(2) The aggregate dollar amount of the expense recognized in fiscal years 2008 and 2007 for outstanding stock and options was determined in accordance with the provisions of FAS 123(R), but without regard to any estimated forfeitures related to service-based vesting provisions. For a description of the assumptions used in calculating the fair value of equity awards under FAS 123(R), see Note 10 of the Company's financial statements included in the 2008 Annual Report included herein.

(3) Reflects amounts paid to the Named Executive Officers pursuant to the Incentive Plan. For the second half of fiscal year 2008, the portion of the Incentive Plan attributable to Company performance above the "target" performance metric was paid in the form of unrestricted common stock of the Company as follows: Mr. Aldrich ($248,508), Mr. Palette ($77,794), Mr. Waters ($80,866), Mr. Griffin ($87,342) and Mr. Freyman ($64,839). The number of shares awarded in lieu of cash was based on the fair market value of the common stock on November 4, 2008, the date the second half Incentive Plan payment was approved by the Compensation Committee. For fiscal year 2007, all short-term incentive payments were made in cash.

(4) "All Other Compensation" includes the Company's contributions to each Named Executive Officer's 401(k) plan account and the cost of group term life insurance premiums. Mr. Griffin's amount includes subsidized mortgage and miscellaneous relocation expenses of $72,381 and $124,741 for fiscal years 2008 and 2007, respectively.

Grants of Plan-Based Awards Table

The following table summarizes all grants of plan-based awards made to the Named Executive Officers in fiscal year 2008, including incentive awards payable under our Fiscal Year 2008 Executive Incentive Plan.

		Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(3)	(#)(4)	($/Sh) (5)	
David J. Aldrich . . . . . . President and Chief Executive Officer	11/6/2007	$172,500	$575,000	$1,150,000	150,000	300,000	450,000	90,000	180,000	$9.33	$4,605,429
Donald W. Palette . . . . . Vice President and Chief Financial Officer	11/6/2007	$ 60,000	$180,000	$ 360,000	17,500	35,000	52,500	10,000	20,000	$9.33	$ 529,064
Gregory L. Waters . . . . . Executive Vice President and General Manager, Front-End Solutions	11/6/2007	$ 73,000	$219,000	$ 438,000	20,000	40,000	60,000	25,000	50,000	$9.33	$ 828,186
Liam K. Griffin . . . . Senior Vice President, Sales and Marketing	11/6/2007	$ 68,000	$204,000	$ 408,000	50,000	100,000	150,000	25,000	50,000	$9.33	$1,452,786
Bruce J. Freyman . . . . . . Vice President, Worldwide Operations	11/6/2007	$ 67,600	$202,800	$ 405,600	25,000	50,000	75,000	22,500	45,000	$9.33	$ 891,107

(1) Actual performance between the Threshold and Target metrics are paid on a linear sliding scale beginning at the Threshold percentage and moving up to the Target percentage. The same linear scale applies for performance between Target and Maximum metrics. The amounts actually paid to the Named Executive Officers under the Incentive Plan are shown above in the Summary Compensation Table under Non-Equity Incentive Plan Compensation. For fiscal year 2008, the portion of the Incentive Plan payment attributable to Company performance above the Target level for the second half of the fiscal year was paid to the Named Executive Officers in the form of unrestricted common stock of the Company.

(2) Represents performance share awards made under the Company's 2005 Long-Term Incentive Plan. Receipt of the performance shares is tied to three (3) stock price appreciation targets to be achieved during a three-year performance period ending on November 6, 2010. Specifically, one third (1/3) of the total performance shares will be earned upon each incremental twenty percent (20%) increase in the Company's stock price over the 60-day trading average of the Company's common stock immediately preceding the date of grant (the "Base Price"), such that one hundred percent (100%) of the total performance shares would be earned if the Company's stock price (based on a rolling 60-day trading average) increases at least sixty percent (60%) over the Base Price during the performance period. In addition, an executive must continue service through the end of the performance period in order to receive any performance shares. If the stock price does not increase at least twenty-percent (20%) over the Base Price during the performance period, no shares will be issuable pursuant to an award.

(3) On November 6, 2007, the Named Executive Officers were granted shares of restricted stock containing both performance and service vesting conditions. The performance condition allows for accelerated vesting of the award as of the first anniversary, second anniversary and, if not previously accelerated, the third anniversary of the grant date. Specifically, if the Company's stock performance meets or exceeds the 60th percentile of its selected peer group for the years ended on each of the first three anniversaries of the grant date, then one-third of the award vests upon each anniversary (up to 100%). If the restricted stock recipient meets the service condition but not the performance condition in years one, two, three and four, the restricted stock would vest in three equal installments on the second, third and fourth anniversaries of the grant date. In November 2007, the first one-

third of the restricted stock vested as the Company's stock performance exceeded the 60th percentile of the peer group.

(4) The options vest over four years at a rate of 25% per year commencing one year after the date of grant, provided the holder of the option remains employed by the Company. Options may not be exercised beyond three months after the holder ceases to be employed by the Company, except in the event of termination by reason of death or permanent disability, in which event the option may be exercised for specific periods not exceeding one year following termination.

(5) Stock options awarded to executive officers had an exercise price equal to the closing price of the Company's common stock on the grant date.

Outstanding Equity Awards at Fiscal Year End Table

The following table summarizes the unvested stock awards and all stock options held by the Named Executive Officers as of the end of Fiscal Year 2008.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(9)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David J. Aldrich President and Chief Executive Officer	67,000	0	0	$16.359	4/27/09	208,843(2)	$1,560,057	300,000	$2,241,000
	13,000	0	0	$16.359	4/27/09				
	40,000	0	0	$27.282	9/13/09				
	75,000	0	0	$44.688	4/26/10				
	75,000	0	0	$28.938	10/6/10				
	160,000	0	0	$13.563	4/4/11				
	175,000	0	0	$12.650	4/25/12				
	225,000	0	0	$ 4.990	6/26/12				
	500,000	0	0	$ 9.180	1/7/14				
	205,691	68,563(3)	0	$ 8.930	11/10/14				
	125,000	125,000(4)	0	$ 4.990	11/8/12				
	62,500	187,500(5)	0	$ 6.730	11/7/13				
	0	180,000(6)	0	$ 9.330	11/6/14				
Donald W. Palette Vice President and Chief Financial Officer	50,000	150,000(7)	0	$ 7.500	8/20/14	28,750(2)	$ 214,763	35,000	$ 261,450
	0	20,000(6)	0	$ 9.330	11/6/14				
Gregory L. Waters Executive Vice President and General Manager, Front-End Solutions	225,000	0	0	$ 5.320	4/17/13	54,433(2)	$ 406,615	40,000	$ 298,800
	100,000	0	0	$ 9.180	1/7/14				
	48,398	16,132(3)	0	$ 8.930	11/10/14				
	50,000	50,000(4)	0	$ 4.990	11/8/12				
	18,750	56,250(5)	0	$ 6.730	11/7/13				
	0	50,000(6)	0	$ 9.330	11/6/14				
Liam K. Griffin Senior Vice President, Sales and Marketing	100,000	0	0	$24.780	9/7/11	54,433(2)	$ 406,615	100,000	$ 747,000
	50,000	0	0	$12.650	4/25/12				
	50,000	0	0	$ 4.990	6/26/12				
	110,000	0	0	$ 9.180	1/7/14				
	48,398	16,132(3)	0	$ 8.930	11/10/14				
	35,000	35,000(4)	0	$ 4.990	11/8/12				
	18,750	56,250(5)	0	$ 6.730	11/7/13				
	0	50,000(6)	0	$ 9.330	11/6/14				
Bruce J. Freyman Vice President, Worldwide Operations	187,500	62,500(8)	0	$ 5.120	5/2/15	42,500(2)	$ 317,475	50,000	$ 373,500
	20,000	20,000(4)	0	$ 4.990	11/8/12				
	15,000	45,000(5)	0	$ 6.730	11/7/13				
	0	45,000(6)	0	$ 9.330	11/6/14				

(1) Assumes a price of $7.47 per share, the fair market value as of October 3, 2008.

(2) Other than Mr. Palette's restricted stock grant on August 20, 2007, which was made as part of a new hire grant package and vests 25% per year over 4 years, unvested restricted shares are comprised of 100% of the November 6, 2007 grant, 66% of November 7, 2006 grant and 25% of May 10, 2005 grant. The restricted stock awards made on November 6, 2007 and November 7, 2006, each have both performance and service based vesting conditions. The performance condition allows for accelerated vesting of an award as of the first anniversary, second anniversary and, if not previously accelerated, the third anniversary of the grant date. Specifically, if the Company's stock performance meets or exceeds the 60th percentile of its selected peer group for the years ended on each of the first three anniversaries of the grant date, then one-third of the award vests upon each anniversary (up to 100%). If the restricted stock recipient meets the service condition but not the performance condition in years one, two, three and four, the restricted stock would vest in three equal installments on the second, third and fourth anniversaries of the grant date. In November 2007, the first one-third of the restricted stock vested since the Company's stock performance exceeded the 60th percentile of the peer group. In November 2008, another 33% of the November 7, 2006 grant, as well as the first 33% of the November 6, 2007 grant, vested as a result of a performance accelerator triggered as the Company exceeded the 60th percentile of it peers on the basis of stock performance. In addition, the last 33% of the November 7, 2006 grant vested in November 2008 as a result of the passage of time. The May 10, 2005 grant vests 25% per year over 4 years.

(3) These options were granted on November 10, 2004 and vested at a rate of 25% per year until they became fully vested on November 10, 2008.

(4) These options were granted on November 8, 2005 and vest at a rate of 25% per year until fully vested on November 8, 2009.

(5) These options were granted on November 7, 2006 and vest at a rate of 25% per year until fully vested on November 7, 2010.

(6) These options were granted on November 6, 2007 and vest at a rate of 25% per year until fully vested on November 6, 2011.

(7) These options were granted on August 20, 2007 and vest at a rate of 25% per year until fully vested on August 20, 2011.

(8) These options were granted on May 2, 2005 and vest at a rate of 25% per year until fully vested on May 2, 2009.

(9) Reflects performance shares awarded to the Named Executive Officers on November 6, 2007 at the target level, and as specified in the "*Estimated Future Payouts Under Equity Incentive Plan Awards*" section of the "*Grants of Plan-Based Awards Table*" above.

Option Exercises and Stock Vested Table

The following table summarizes the Named Executive Officers' option exercises and stock award vesting during fiscal year 2008.

Name	Option Awards: Number of Shares Acquired on Exercise (#)	Option Awards: Value Realized on Exercise ($)	Stock Awards: Number of Shares Acquired on Vesting (#)(1)	Stock Awards: Value Realized on Vesting ($)(2)
David J. Aldrich President and Chief Executive Officer	30,000	$139,440	143,843	$1,259,289
Donald W. Palette Vice President and Chief Financial Officer	0	$ 0	6,250	$ 58,125
Gregory L. Waters Executive Vice President and General Manager, Front-End Solutions	0	$ 0	41,934	$ 365,225
Liam K. Griffin Senior Vice President, Sales and Marketing	0	$ 0	34,434	$ 301,925
Bruce J. Freyman Vice President, Worldwide Operations	0	$ 0	20,000	$ 177,700

(1) Includes restricted stock that vested on November 6, 2007 and November 8, 2007 for Mr. Aldrich (125,000 shares), Mr. Waters (37,500 shares), Mr. Griffin (30,000 shares) and Mr. Freyman (20,000 shares) and restricted stock that vested on May 12, 2008 for Mr. Aldrich (18,843), Mr. Waters (4,434), and Mr. Griffin (4,434). For Mr. Palette, the table includes restricted stock that vested August 20, 2008 (6,250 shares).

(2) Represents the aggregate fair market value of the stock awards on the applicable vesting dates.

Nonqualified Deferred Compensation Table

In prior fiscal years, certain executive officers were provided an opportunity to participate in the Company's Executive Compensation Plan, an unfunded, non-qualified deferred compensation plan, under which participants were allowed to defer a portion of their compensation, as a result of deferred compensation legislation under Section 409A of the IRC. Effective December 31, 2005, the Company no longer permits employees to make contributions to the Executive Compensation Plan. Mr. Aldrich is the only Named Executive Officer that participated in the Executive Compensation Plan. Mr. Aldrich's contributions are credited with earnings/losses based upon the performance of the investments he selects. Upon retirement, as defined, or other separation from service, or, if so elected, upon any earlier change in control of the Company, a participant is entitled to a payment of his or her vested account balance, either in a single lump sum or in annual installments, as elected in advance by the participant. Although the Company had discretion to make additional contributions to the accounts of participants while it was active, it never made any company contributions.

The following table summarizes the aggregate earnings in the fiscal year 2008 for Mr. Aldrich under the Executive Compensation Plan.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(1)
David J. Aldrich, President and Chief Executive Officer	$0	$0	$(243,280)	$0	$621,167

(1) Balance as of October 3, 2008. This amount is comprised of Mr. Aldrich's individual contributions and the return/(loss) generated from the investment of those contributions.

Potential Payments Upon Termination or Change of Control

Chief Executive Officer

In January 2008, the Company entered into an amended and restated Change of Control / Severance Agreement with Mr. David J. Aldrich (the "Aldrich Agreement"), the Company's Chief Executive Officer. The Aldrich Agreement sets out severance benefits that become payable if, within two (2) years after a change of control, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) voluntarily terminates his employment. The severance benefits provided to Mr. Aldrich in such circumstances will consist of the following: (i) a payment equal to two and one-half (2½) times the sum of (A) his annual base salary immediately prior to the change of control and (B) his annual short-term incentive award (calculated as the greater of (x) the average short-term incentive awards received for the three years prior to the year in which the change of control occurs or (y) the target annual short incentive award for the year in which the change of control occurs); (ii) all then outstanding stock options will remain exercisable for a period of thirty (30) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) continued medical benefits for a period of eighteen (18) months after the termination date. The foregoing payments are subject to a gross-up payment for any applicable excise taxes incurred under Section 4999 of the IRC. Additionally, in the event of a change of control, Mr. Aldrich's Agreement provides for full acceleration of the vesting of all then outstanding stock options and restricted stock awards and partial acceleration of any outstanding performance share awards.

The Aldrich Agreement also sets out severance benefits outside of a change of control that become payable if, while employed by the Company, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to Mr. Aldrich under either of these circumstances will consist of the following: (i) a payment equal to two (2) times the sum of (A) his annual base salary immediately prior to such termination and (B) his annual short-term incentive award (calculated as the greater of (x) the average short-term incentive awards received for the three years prior to the year in which the termination occurs or (y) the target annual short incentive award for the year in which the termination occurs); and (ii) full acceleration of the vesting of all outstanding stock options and restricted stock awards, with such stock options to remain exercisable for a period of two (2) years after the termination date (but not beyond the expiration of their respective maximum terms), and, with respect to any performance share awards outstanding, shares subject to such award will be deemed earned to the extent any such shares would have been earned pursuant to the terms of such award as of the day prior to the date of such termination (without regard to any continued service requirement) (collectively, "Severance Benefits"). In the event of Mr. Aldrich's death or disability, all outstanding stock options will vest in full and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

In addition, the Aldrich Agreement provides that if Mr. Aldrich voluntarily terminates his employment after January 1, 2010, subject to certain notice requirements and his availability to continue to serve on the Board of Directors of the Company and as chairman of a committee thereof for up to two (2) years, he shall be entitled to the Severance Benefits; provided however, that all Company stock options, stock appreciation rights, restricted stock, and any other equity-based awards, which were both (a) granted to him in the eighteen (18) month period prior to such termination and (b) scheduled to vest more than two (2) years from the date of such termination, will be forfeited.

The Aldrich Agreement is intended to be compliant with Section 409A of the IRC and has a three (3) year term. Additionally, the Aldrich Agreement requires Mr. Aldrich to sign a release of claims in favor of the Company before he is eligible to receive any benefits under the agreement, and contains non-compete and non-solicitation provisions applicable to him while he is employed by the Company and for a period of twenty-four (24) months following the termination of his employment.

Other Named Executive Officers

In January 2008, the Company entered into new Change of Control / Severance Agreements with each of Bruce J. Freyman, Liam K. Griffin, Donald W. Palette and Gregory L. Waters (the "COC Agreement"). Each COC Agreement sets out severance benefits that become payable if, within twelve (12) months after a change of control, the executive either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to the executive in such circumstances will consist of the following: (i) a payment equal to two (2) times the sum of (A) his annual base salary immediately prior to the change of control and (B) his annual short-term incentive award (calculated as the greater of (x) the average short-term incentive awards received for the three years prior to the year in which the change of control occurs or (y) the target annual short incentive award for the year in which the change of control occurs); (ii) all then outstanding stock options will remain exercisable for a period of eighteen (18) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) continued medical benefits for eighteen (18) months after the termination date. The foregoing payments are subject to a gross-up payment limited to a maximum of $500,000 for any applicable excise taxes incurred under Section 4999 of the IRC. Additionally, in the event of a change of control, each COC Agreement provides for full acceleration of the vesting of all then outstanding stock options and restricted stock awards and partial acceleration of any outstanding performance share awards. In the case of Mr. Freyman's COC Agreement, the severance payment due will be paid out in bi-weekly installments over a 12 month period.

Each COC Agreement also sets out severance benefits outside a change of control that become payable if, while employed by the Company, the executive is involuntarily terminated without cause. The severance benefits provided to the executive under such circumstance will consist of the following: (i) a payment equal to the sum of (x) his annual base salary and (y) any short-term incentive award then due; and (ii) all then vested outstanding stock options will remain exercisable for a period of twelve (12) months after the termination date (but not beyond the expiration of their respective maximum terms). In the case of Mr. Freyman's COC Agreement, any severance payment due will be paid out in bi-weekly installments over a 12 month period. In the event the executive's death or disability, all outstanding stock options will vest and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

Each COC Agreement is intended to be compliant with Section 409A of the IRC and has an initial two (2) year term, which is thereafter renewable on an annual basis for up to five (5) additional years upon mutual agreement of the Company and the executive. Additionally, each COC Agreement requires that the executive sign a release of claims in favor of the Company before he is eligible to receive any benefits under the agreement, and, except for Mr. Freyman's COC Agreement, each contains non-compete and non-solicitation provisions applicable to the executive while he is employed by the Company and for a period of twenty-four (24) months following the termination of his employment. Mr. Freyman's COC Agreement contains non-solicitation provisions applicable to him while he is employed by the Company and for a period of twelve (12) months following the termination of his employment.

The terms "change in control," "cause," and "good reason" are each defined in the above-referenced agreements. Change in control means, in summary: (i) the acquisition by a person or a group of 40% or more of the outstanding stock of Skyworks; (ii) a change, without Board of Directors approval, of a majority of the Board of Directors of Skyworks; (iii) the acquisition of Skyworks by means of a reorganization, merger, consolidation or asset sale; or (iv) the approval of a liquidation or dissolution of Skyworks. Cause means, in summary: (i) deliberate dishonesty that is significantly detrimental to the best interests of Skyworks; (ii) conduct constituting an act of moral turpitude; (iii) willful disloyalty or insubordination; or (iv) incompetent performance or substantial or continuing inattention to or neglect of duties. Good reason means, in summary: a material diminution in (i) base compensation or (ii) authority, duties or responsibility, (iii) a material change in office location, or (iv) any action or inaction constituting a material breach by Skyworks of the terms of the agreement.

The following table summarizes payments and benefits that would be made to the Named Executive Officers under their current change of control/severance agreements with the Company in the following circumstances as of October 3, 2008:

- termination without cause or for good reason in the absence of a change of control;
- termination without cause of for good reason after a change of control;
- after a change of control not involving a termination of employment for good reason or for cause; and
- in the event of termination of employment because of death or disability.

The following table does not reflect any equity awards made after October 3, 2008.

Name	Benefit	Before Change in Control: Termination w/o Cause or for Good Reason (1)	After Change in Control: Termination w/o Cause or for Good Reason (1)	Upon Change in Control (1)	Death/ Disability (1)
David J. Aldrich .... President and Chief Executive Officer(2)	Salary and Short-Term Incentive(4)	$2,316,808	$2,896,009	$ 0	$ 0
	Accelerated Options	$ 448,750	$ 448,750	$ 448,750	$448,750
	Accelerated Restricted Stock	$1,560,057	$1,560,057	$1,560,057	$ 0
	Accelerated Performance Shares	$ 0	$2,241,000	$2,241,000	$ 0
	Medical	$ 0	$ 20,010	$ 0	$ 0
	Excise Tax Gross-Up(3)	$ 0	$1,809,272	$ 0	$ 0
	TOTAL	**$4,325,615**	**$8,975,098**	**$4,249,807**	**$448,750**
Donald W. Palette .... Vice President and Chief Financial Officer	Salary and Short-Term Incentive(4)	$ 485,769	$ 971,539	$ 0	$ 0
	Accelerated Options	$ 0	$ 0	$ 0	$ 0
	Accelerated Restricted Stock	$ 0	$ 214,763	$ 214,763	$ 0
	Accelerated Performance Shares	$ 0	$ 261,450	$ 261,450	$ 0
	Medical	$ 0	$ 22,567	$ 0	$ 0
	Excise Tax Gross-Up(3)	$ 0	$ 500,000	$ 0	$ 0
	TOTAL	**$ 485,769**	**$1,970,319**	**$ 476,213**	**$ 0**
Gregory L. Waters .... Executive Vice President and General Manager, Front-End Solutions	Salary and Short-Term Incentive(4)	$ 589,635	$1,179,269	$ 0	$ 0
	Accelerated Options	$ 0	$ 165,625	$ 165,625	$165,625
	Accelerated Restricted Stock	$ 0	$ 406,615	$ 406,615	$ 0
	Accelerated Performance Shares	$ 0	$ 298,800	$ 298,800	$ 0
	Medical	$ 0	$ 22,567	$ 0	$ 0
	Excise Tax Gross-Up(3)	$ 0	$ 0	$ 0	$ 0
	TOTAL	**$ 589,635**	**$2,072,876**	**$ 871,040**	**$165,625**
Liam K. Griffin .... Senior Vice President, Sales and Marketing	Salary and Short-Term Incentive(4)	$ 548,000	$1,096,000	$ 0	$ 0
	Accelerated Options	$ 0	$ 128,425	$ 128,425	$128,425
	Accelerated Restricted Stock	$ 0	$ 406,615	$ 406,615	$ 0
	Accelerated Performance Shares	$ 0	$ 747,000	$ 747,000	$ 0
	Medical	$ 0	$ 22,567	$ 0	$ 0
	Excise Tax Gross-Up(3)	$ 0	$ 500,000	$ 0	$ 0
	TOTAL	**$ 548,000**	**$2,900,607**	**$1,282,040**	**$128,425**
Bruce J. Freyman .... Vice President, Worldwide Operations	Salary and Short-Term Incentive(4)	$ 545,800	$1,091,600	$ 0	$ 0
	Accelerated Options	$ 0	$ 229,775	$ 229,775	$229,775
	Accelerated Restricted Stock	$ 0	$ 317,475	$ 317,475	$ 0
	Accelerated Performance Shares	$ 0	$ 373,500	$ 373,500	$ 0
	Medical	$ 0	$ 20,010	$ 0	$ 0
	Excise Tax Gross-Up(3)	$ 0	$ 0	$ 0	$ 0
	TOTAL	**$ 545,800**	**$2,032,360**	**$ 920,750**	**$229,775**

(1) Assumes a price of $7.47 per share, based on the closing sale price of the Company's common stock on the NASDAQ Global Select Market on October 3, 2008. Excludes Mr. Aldrich's contributions to deferred compensation plan as there have been no employer contributions.

(2) Good reason in change in control circumstances for Mr. Aldrich includes voluntarily terminating employment.

(3) Other than Mr. Aldrich, other Named Executive Officers excise tax gross-up capped at $500,000.

(4) Assumes an Incentive Plan payment at the target level, and does not include the value of accrued vacation/paid time off to be paid upon termination as required by law.

Director Compensation

Directors who are not employees of the Company are paid, in quarterly installments, an annual retainer of $50,000. Additional annual retainers are paid, in quarterly installments, to the Chairman of the Board ($17,500); the Chairman of the Audit Committee ($15,000); the Chairman of the Compensation Committee ($10,000); and the Chairman of the Nominating and Governance Committee ($5,000). Additional annual retainers are also paid, in quarterly installments, to directors who serve on committees in roles other than as Chairman as follows: Audit Committee ($5,000); Compensation Committee ($3,000); and Nominating and Corporate Governance Committee ($2,000). In addition, the Compensation Committee retains discretion to recommend to the full Board of Directors that additional cash payments be made to a non-employee director(s) for extraordinary service during a fiscal year.

In addition, as the 2008 Director Long-Term Incentive Plan (the "2008 Director's Plan") was approved by the stockholders at the 2008 Annual Meeting of the Stockholders, non-employee directors now receive the following stock-based compensation: each non-employee director, when first elected to serve as a director, automatically receives a nonqualified stock option to purchase 25,000 shares of common stock, at an exercise price equal to the fair market value of the common stock on the date of grant, and a restricted stock award for 12,500 shares of common stock. In addition, following each annual meeting of stockholders each non-employee director who was continuing in office or re-elected receives a restricted stock award for 12,500 shares. Unless otherwise determined by the Board of Directors, the nonqualified stock options awarded under the 2008 Director's Plan will vest in four (4) equal annual installments and the restricted stock awards under the 2008 Director's Plan will vest in three (3) equal annual installments. In the event of a change of control of the Company, the outstanding options and restricted stock under the 2008 Director's Plan shall become fully exercisable and deemed fully vested, respectively.

No director who is also an employee receives separate compensation for services rendered as a director. David J. Aldrich is currently the only director who is also an employee of the Company.

Director Compensation Table

The following table summarizes the compensation paid to the Company's non-employee directors for fiscal year 2008.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)	Total ($)
David J. McLachlan, Chairman	$72,000	$14,922	$56,310	$143,232
Timothy R. Furey	$62,000	$14,922	$56,310	$133,232
Kevin L. Beebe	$63,000	$14,922	$85,604	$163,526
David P. McGlade	$60,000	$14,922	$90,015	$164,937
Robert A. Schriesheim	$63,000	$14,922	$59,996	$137,918
Balakrishnan S. Iyer	$57,000	$14,922	$56,310	$128,232
Moiz M. Beguwala	$50,000	$14,922	$56,310	$121,232
Thomas C. Leonard	$50,000	$14,922	$56,310	$121,232

(1) Represents the dollar amount recognized for financial statement reporting purposes for the year ended October 3, 2008 in accordance with FAS 123(R) and, accordingly, includes amounts from options granted prior to fiscal year 2008. For a description of the assumptions used in calculating the fair value of equity awards under FAS 123(R), see Note 10 of the Company's Original Filing. The non-employee members of our board of

directors who held such position on October 3, 2008 held the following aggregate number of unexercised options as of such date:

Name	Number of Securities Underlying Unexercised Options
David J. McLachlan, Chairman	180,000
Timothy R. Furey	165,000
Kevin L. Beebe	105,000
David P. McGlade	90,000
Robert A. Schriesheim	60,000
Balakrishnan S. Iyer	493,705
Moiz M. Beguwala	362,961
Thomas C. Leonard	150,000

(2) The following table presents the fair value of each grant of restricted stock in 2008 to non-employee members of our board of directors, computed in accordance with FAS 123(R):

Name	Grant Date	Number of Securities Awarded	Grant Date Fair Value of Shares(1)
David J. McLachlan, Chairman	3/27/08	12,500	$83,420
Timothy R. Furey	3/27/08	12,500	$83,420
Kevin L. Beebe	3/27/08	12,500	$83,420
David P. McGlade	3/27/08	12,500	$83,420
Robert A. Schriesheim	3/27/08	12,500	$83,420
Balakrishnan S. Iyer	3/27/08	12,500	$83,420
Moiz M. Beguwala	3/27/08	12,500	$83,420
Thomas C. Leonard	3/27/08	12,500	$83,420

(1) Based on the fair market value of $6.88 per share of common stock on March 27, 2008.

Equity Compensation Plan Information

The Company currently maintains ten (10) stock-based compensation plans under which our securities are authorized for issuance to our employees and/or directors:

- the 1994 Non-Qualified Stock Option Plan
- the 1996 Long-Term Incentive Plan
- the Directors' 1997 Non-Qualified Stock Option Plan
- the 1999 Employee Long-Term Incentive Plan
- the Directors' 2001 Stock Option Plan
- the Non-Qualified Employee Stock Purchase Plan
- the 2002 Employee Stock Purchase Plan
- the Washington Sub, Inc. 2002 Stock Option Plan
- the 2005 Long-Term Incentive Plan, and
- the 2008 Director Long-Term Incentive Plan.

Except for the 1999 Employee Long-Term Incentive Plan, the Washington Sub, Inc. 2002 Stock Option Plan and the Non-Qualified Employee Stock Purchase Plan, each of the foregoing stock-based compensation plans was approved by our stockholders. The 1999 Employee Long-Term Incentive Plan is set to expire in April 2009.

A description of the material features of each such plan is provided below under the headings "1999 Employee Long-Term Incentive Plan," "Washington Sub, Inc. 2002 Stock Option Plan" and "Non-Qualified Employee Stock Purchase Plan."

The following table presents information about these plans as of October 3, 2008.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Stock-Based Compensation Plans (Excluding) Securities Reflected in Column (a)
	(a)	(b)	(c)
Stock-based compensation plans approved by security holders . . .	5,258,816(1)	$9.64	7,852,564(3)
Stock-based compensation plans not approved by security holders	19,401,507	$11.85	1,482,248(4)
Total	24,660,323(2)	$11.38	9,334,812

(1) Excludes 1,209,245 unvested restricted shares and 1,200,000 unvested shares under performance shares awards.

(2) Includes 4,093,906 options held by non-employees (excluding directors).

(3) No further grants will be made under the 1994 Non-Qualified Stock Option Plan and the Directors' 1997 Non-Qualified Stock Option Plan.

(4) No further grants will be made under the Washington Sub Inc. 2002 Stock Option Plan, and the 1999 Plan will expire in April 2009.

1999 Employee Long-Term Incentive Plan

The Company's 1999 Employee Long-Term Incentive Plan (the "1999 Employee Plan") provides for the grant of non-qualified stock options to purchase shares of the Company's common stock to employees, other than officers and non-employee directors. The term of these options may not exceed 10 years. The 1999 Employee Plan contains provisions, which permit restrictions on vesting or transferability, as well as continued exercisability upon a participant's termination of employment with the Company, of options granted thereunder. The 1999 Employee Plan provides for full acceleration of the vesting of options granted thereunder upon a "change in control" of the Company, as defined in the 1999 Employee Plan. The Board of Directors generally may amend, suspend or terminate the 1999 Employee Plan in whole or in part at any time; provided that any amendment which affects outstanding options be consented to by the holder of the options.

Washington Sub, Inc. 2002 Stock Option Plan

The Washington Sub, Inc. 2002 Stock Option Plan (the "Washington Sub Plan") became effective on June 25, 2002, in connection with the Merger. At the time of the spin-off of Conexant's wireless business, outstanding Conexant options granted pursuant to certain Conexant stock-based compensation plans were converted so that following the spin-off and Merger each holder of those certain Conexant options held (i) options to purchase shares of Conexant common stock and (ii) options to purchase shares of Skyworks common stock. The purpose of the Washington Sub Plan is to provide a means for the Company to perform its obligations with respect to these converted stock options. The only participants in the Washington Sub Plan are those persons who, at the time of the

Merger, held outstanding options granted pursuant to certain Conexant stock option plans. No further options to purchase shares of Skyworks common stock will be granted under the Washington Sub Plan. The Washington Sub Plan contains a number of sub-plans, which contain terms and conditions that are applicable to certain portions of the options subject to the Washington Sub Plan, depending upon the Conexant stock option plan from which the Skyworks options granted under the Washington Sub Plan were derived. The outstanding options under the Washington Sub Plan generally have the same terms and conditions as the original Conexant options from which they are derived. Most of the sub-plans of the Washington Sub Plan contain provisions related to the effect of a participant's termination of employment with the Company, if any, and/or with Conexant on options granted pursuant to such sub-plan. Several of the sub-plans under the Washington Sub Plan contain specific provisions related to a change in control of the Company.

Non-Qualified ESPP

The Company also maintains a Non-Qualified Employee Stock Purchase Plan to provide employees of the Company and participating subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase, by means of payroll deductions, of shares of the Company's common stock at a discount from the market price of the common stock at the time of purchase. The Non-Qualified Employee Stock Purchase Plan is intended for use primarily by employees of the Company located outside the United States. Under the plan, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each six-month offering period.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board of Directors currently comprises, and during fiscal year 2008 was comprised of, Messrs. Beebe, Furey (Chairman), McGlade and Schriesheim. No member of this committee was at any time during the past fiscal year an officer or employee of the Company, was formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company or any of its subsidiaries. No executive officer of Skyworks has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of the Compensation Committee of Skyworks.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Other than compensation agreements and other arrangements which are described in "Information About Executive and Director Compensation," since September 29, 2007 there has not been a transaction or series of related transactions to which the Company was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than five percent (5%) of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest. In January 2008, the Board of Directors adopted a written related person transaction approval policy which sets forth the Company's polices and procedures for the review, approval or ratification of any transaction required to be reported in its filings with the SEC. The Company's policy with regard to related person transactions is that all related person transactions between the Company and any related person (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater then $120,000, be reviewed by the Company's General Counsel and approved in advance by the Audit Committee. In addition, the Company's Code of Business Conduct and Ethics requires that employees discuss with the Company's Compliance Officer any significant relationship (or transaction) that might raise doubt about such employee's ability to act in the best interest of the Company.

OTHER PROPOSED ACTION

As of the date of this Proxy Statement, the directors know of no business which is expected to come before the Annual Meeting other than (i) the election of the nominees to the Board of Directors, (ii) the approval of the amended and restated 2005 Long-Term Incentive Plan, and (iii) the ratification of the selection of KPMG LLP as the independent registered public accounting firm for the Company for fiscal year 2009. However, if any other business should be properly presented to the Annual Meeting, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

OTHER MATTERS

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 (a) of the Exchange Act requires our directors, executive officers and beneficial owners of at least 10% of our equity securities to file reports of holdings and transactions of securities of Skyworks with the SEC. Based solely on a review of Forms 3, 4 and 5 and any amendments thereto furnished to us, and written representations provided to us, with respect to our fiscal year ended October 3, 2008, we believe that all Section 16(a) filing requirements applicable to our directors, executive officers and beneficial owners of at least 10% of our common stock with respect to such fiscal year were timely made.

SOLICITATION EXPENSES

Skyworks will bear the expenses of the preparation of the proxy materials and the solicitation by the Board of Directors of proxies. Proxies may be solicited on behalf of the Company in person or by telephone, e-mail, facsimile or other electronic means by directors, officers or employees of the Company, who will receive no additional compensation for any such services. We have retained Mellon Investor Services to assist in the solicitation of proxies, at a cost to the Company of approximately $8,000, plus out-of-pocket expenses.

VIEWING OF PROXY MATERIALS VIA THE INTERNET

We are able to distribute our Annual Report and this Proxy Statement to our stockholders in a fast and efficient manner via the Internet. This reduces the amount of paper delivered to a stockholder's address and eliminates the cost of sending these documents by mail. Stockholders may elect to view all future annual reports and proxy statements on the Internet instead of receiving them by mail. You may make this election when voting your proxy this year. Simply follow the instructions to vote via the Internet to register your consent. Your election to view proxy materials online is perpetual unless you revoke it later. Future proxy cards will contain the Internet website address and instructions to view the materials. You will continue to have the option to vote your shares by telephone, mail or via the Internet.

ANNUAL REPORT ON FORM 10-K

Copies of the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2008, as filed with the SEC are available to stockholders without charge via the Company's website at *http://www.skyworksinc.com*, or upon written request addressed to Investor Relations, Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617.

STOCKHOLDER PROPOSALS

Pursuant to Rule 14a-8 under the Exchange Act, some stockholder proposals or nominations may be eligible for inclusion in the Company's Proxy Statement for the Company's 2010 annual meeting of stockholders. To be eligible for inclusion in the Company's 2010 proxy statement, any such proposals or nominations must meet the requirements of Rule 14a-8 under the Exchange Act and be delivered in writing to the Secretary of the Company at its principal offices at 20 Sylvan Road, Woburn, MA 01801, no later than December 30, 2009, and must meet the requirements of Rule 14a-8 under the Exchange Act. The submission of a stockholder proposal does not guarantee that it will be included in the Company's proxy statement. Additionally, the Company must have notice of any stockholder proposal or nomination to be submitted at the 2010 annual meeting (but not required to be included in the proxy statement) not later than February 11, 2010 or, in the event that the 2010 annual meeting is held more than thirty (30) days before or after the first anniversary of the Company's 2009 annual meeting, the later of February 11, 2010 or the 10th day following the day on which public announcement of the date of the 2010 annual meeting is first made by the Company, or such proposal will be considered untimely pursuant to Rule 14a-5(e) under the Exchange Act and persons named in the proxies solicited by management may exercise discretionary voting authority with respect to such proposal.

The stockholder's submission must include, with respect to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, the name and address and the number of shares of common stock of the Company which are owned beneficially and of record and must also set forth: (i) as to each person proposed for nomination for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (ii) as to any other business proposed to be brought before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made. Proposals or nominations not meeting these requirements will not be entertained at the 2010 annual meeting.

[THIS PAGE INTENTIONALLY LEFT BLANK]

2008 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

CAUTIONARY STATEMENT

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and is subject to the "safe harbor" created by those sections. Words such as "believes", "expects", "may", "will", "would", "should", "could", "seek", "intends", "plans", "potential", "continue", "estimates", "anticipates", "predicts" and similar expressions or variations or negatives of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report. Additionally, forward-looking statements include, but are not limited to:

- our plans to develop and market new products, enhancements or technologies and the timing of these development programs;
- our estimates regarding our capital requirements and our needs for additional financing;
- our estimates of expenses and future revenues and profitability;
- our estimates of the size of the markets for our products and services;
- the rate and degree of market acceptance of our products; and
- the success of other competing technologies that may become available.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements involve inherent risks and uncertainties and actual results and outcomes may differ materially and adversely from the results and outcomes discussed in or anticipated by the forward-looking statements. A number of important factors could cause actual results to differ materially and adversely from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed elsewhere in this report and in the other documents filed by us with the Securities and Exchange Commissions ("SEC") in evaluating our forward-looking statements. We have no plans, and undertake no obligation, to revise or update our forward-looking statements to reflect any event or circumstance that may arise after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

This Annual Report also contains estimates made by independent parties and by us relating to market size and growth and other industry data. These estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operation". These and other factors could cause results to differ materially and adversely from those expressed in the estimates made by the independent parties and by us.

In this document, the words "we", "our", "ours" and "us" refer only to Skyworks Solutions, Inc., and its consolidated subsidiaries and not any other person or entity. In addition, the following industry standards are referenced throughout the document:

- *CDMA (Code Division Multiple Access):* a method for transmitting simultaneous signals over a shared portion of the RF spectrum
- *EDGE (Enhanced Data rates for GSM Evolution):* an enhancement to the GSM and TDMA wireless communications systems that increases data throughput to 474Kbps
- *GPRS (General Packet Radio Service):* an enhancement to the GSM mobile communications system that supports transmission of data packets
- *GSM (Global System for Mobile Communications):* a digital cellular phone technology based on TDMA that is the predominant system in Europe, and is also used around the world

- *LTE (Long Term Evolution):* a third generation partnership project to improve the UMTS mobile phone standard to cope with future requirements
- *TD-SCDMA (Time Division Synchronous Code Division Multiple Access):* a 3G (third generation wireless services) mobile communications standard, being pursued in the People's Republic of China by the CATT
- *WCDMA (Wideband CDMA):* a 3G technology that increases data transmission rates in GSM systems by using the CDMA air interface instead of TDMA
- *WEDGE:* an acronym for technology that supports both EDGE and WCDMA
- *WiMAX (Worldwide Interoperability for Microwave Access):* a standards-based technology enabling the delivery of last mile wireless broadband access as an alternative to cable and DSL
- *WLAN (Wireless Local Area Network):* a type of local-area network that uses high-frequency radio waves rather than wires to communicate between nodes

Skyworks, Breakthrough Simplicity, the star design logo, Intera and Trans-Tech are trademarks or registered trademarks of Skyworks Solutions, Inc. or its subsidiaries in the United States and in other countries. All other brands and names listed are trademarks of their respective companies.

INTRODUCTION

Skyworks Solutions, Inc. ("Skyworks" or the "Company") is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and mobile handset applications. Our portfolio includes amplifiers, attenuators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, mixers/demodulators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.

We have aligned our product portfolio around two markets: mobile platforms and linear products. Our mobile platform solutions include highly customized PAs and FEMs that are at the heart of many of today's leading-edge multimedia handsets. Our primary customers for these products include top-tier handset manufacturers such as Sony Ericsson, Motorola, Samsung, LG Electronics and Research in Motion. In parallel, we offer over 900 different catalog linear products to a highly diversified non-handset customer base. Our linear products are typically precision analog integrated circuits that target markets in cellular infrastructure, broadband networking, medical, automotive and industrial applications, among others. Representative linear products include synthesizers, mixers, switches, diodes and RF receivers. Our primary customers for linear products include Ericsson, Huawei, Cisco, Nokia-Siemens, Alcatel-Lucent and ZTE, as well as leading distributors such as Avnet.

We are a leader in the PA and FEM market for cellular handsets, and plan to build upon our position by continuing to develop more highly integrated and higher performance products necessary for the next generation of multimedia handsets. Our competitors in the mobile platforms market include RF Micro Devices, Anadigics and TriQuint Semiconductor. In the linear products market, we plan to continue to grow by both expanding distribution of our standard components and by leveraging our core analog technologies to develop integrated products for specific customer applications. Our competitors in the linear products market include Analog Devices, Hittite Microwave, Linear Technology and Maxim Integrated Products.

Skyworks Solutions, Inc., a Delaware corporation, was formed through the merger of the wireless business of Conexant Systems, Inc., and Alpha Industries, Inc., on June 25, 2002.

Headquartered in Woburn, Massachusetts, we have worldwide operations with engineering, manufacturing, sales and service facilities throughout Asia, Europe and North America. Our Internet address is www.skyworksinc.com. We make available on our website our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 filings on Forms 3, 4 and 5, and amendments to those reports as soon as practicable after we electronically submit such material to the SEC. The information contained in our website is not incorporated by reference in this Annual Report. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's Internet website at www.sec.gov.

INDUSTRY BACKGROUND

We believe there are two major trends in the wireless industry that are shaping the market landscape and the way in which original equipment manufacturers ("OEMs") engage semiconductor suppliers. First, there is a market share consolidation underway. By virtually all analyst estimates, approximately 75 percent of the handset market is now controlled by the five largest OEMs, who are increasingly leveraging their brand, manufacturing and distribution advantages across network carriers worldwide.

Second, and perhaps even more dramatic, is the convergence of multimedia-rich mobile platforms and the increasingly important role of multimode FEMs in the rapidly evolving wireless handset market — particularly as the industry shifts to 3G technology enabling applications such as Web browsing, video streaming, gaming, MP3 players and cameras. In fact, next generation EDGE, WEDGE and WCDMA wireless platforms will soon become the majority of the more than one billion cellular phones the industry produces annually. With this accelerating trend, the complexity in the FEM increases as each new operating frequency band requires additional amplifier, filtering and switching content to support:

- backward compatibility to existing networks,
- simultaneous transmission of voice and data,
- international roaming, and
- broadband functionality to accommodate music, video, data, and other multimedia features.



Convergence of Multimedia in Mobile Platforms

Further, given constraints on handset size and power consumption, these complex modules must remain physically small, energy efficient and cost effective, while also managing an unprecedented level of potential signal interference within the handset. As a result, addressable semiconductor content within the transmit and receive chain portion of the cellular handset is expected to more than double over the next several years, creating an incremental market opportunity measured in billions of dollars during that time.

Meanwhile, outside of the handset market, wireless technologies are rapidly proliferating as they are a critical link between the analog and digital worlds. Precision analog technology allows for the detection, measurement, amplification and conversion of temperature, pressure and audio information into the digital realm. According to independent market research, the total available market for the analog semiconductor segment is expected to approach $45 billion in 2011. Today, this adjacent analog semiconductor market, which is characterized by longer product lifecycles and relatively high gross margins, is fragmented and diversified among various end-markets, customer bases and applications.


Handhelds
Infrastructure
Wireless Data
Metering
Linear
Products
Medical
CATV
Automotive
RFID
Avionics
Satellite

Select Analog End Markets

BUSINESS OVERVIEW

Skyworks' Strategy

Skyworks' vision is to become the leading supplier of high performance analog and mixed signal semiconductors enabling mobile connectivity. Key elements in our strategy include:

Diversifying into Adjacent Linear Markets

By leveraging core analog and mixed signal technology, Skyworks is able to deliver solutions to a broader and diverse set of end markets that are characterized by longer product lifecycles, sustained revenue profiles and higher contribution margins than our handset business. While the addressable market for linear products is highly fragmented, it is significantly larger than the cellular handset RF industry.

Expanding Power Amplifier and Front-End Solutions Market Share

Our products offer customers solutions that significantly speed time-to-market while reducing bill of material costs, power consumption and footprints. We plan to increase our current worldwide market share position through higher levels of integration and continued innovation, leveraging our leading-edge process and packaging technologies.

Capturing Increasing Dollar Content in Third and Fourth Generation Applications

As the industry migrates to multi-mode EDGE, WEDGE, WCDMA, WiMAX and LTE architectures, RF complexity in the transmit and receive chain substantially increases given simultaneous voice and high speed data communications requirements, coupled with the need for backward compatibility to existing networks. As a result, we believe the addressable market for our solutions will more than double over the next several years.

Partnering with the World's Leading Baseband Suppliers

As a result of exiting the baseband business at the end of fiscal 2006, we are now effectively partnering with, rather than competing against, system-level developers. We believe these strategic relationships will enhance our competitive position as the market migrates to 3G multimode and system-on-a-chip architectures where best-in-class baseband, radio and front-end solutions are increasingly required.

Delivering Operational Excellence

Skyworks' strategy is to vertically integrate where we can differentiate or otherwise enter alliances and partnerships for leading-edge capabilities. These partnerships and alliances are designed to ensure product leadership and competitive advantage in the marketplace. We are focused on achieving the industry's shortest cycle times, highest yields and ultimately the lowest product cost structure.

Business Framework

We have aligned our product portfolio around two markets: mobile platforms and linear products.


Mobile Platforms
Linear Products
ANALOG
SKYWORKS
Linear Products

Product Overview

Mobile Platforms	Linear Products
CDMA Power Amplifiers	Amplifiers
GSM/GPRS/EDGE Power Amplifiers	Attenuators
Intera™ EDGE/WEDGE Front-End Modules	Diodes
LTE Power Amplifiers and Front-End Modules	Directional Couplers/Detectors
TD-SCDMA Power Amplifiers	Infrastructure RF Subsystems
WCDMA Power Amplifiers	Mixers/Demodulators
WiMax Power Amplifiers and Front-End Modules	Switches
	Synthesizers / PLLs
	Technical Ceramics
	Infrastructure RF Subsystems

Mobile Platforms:

- *Front-End Modules (FEM):* power amplifiers that are integrated with switches, diplexers, filters and other components to create a single package front-end solution
- *Power Amplifiers (PA):* the module that strengthens the signal so that it has sufficient energy to reach a base station

Linear Products:

- *Attenuators:* A circuit that allows a known source of power to be reduced by a predetermined factor (usually expressed as decibels)
- *Ceramic:* material used in semiconductors which contain transition metal oxides that are II-VI semiconductors, such as zinc-oxide
- *Diodes:* semiconductor devices that pass current in one direction only
- *Directional Coupler:* a transmission coupling device for separately sampling the forward or backward wave in a transmission line
- *Directional Detector:* intended for use in power management applications
- *PLL (Phase-Locked Loop):* is a closed-loop feedback control system that maintains a generated signal in a fixed phase relationship to a reference signal
- *Switch:* the component that performs the change between the transmit and receive function, as well as the band function for cellular handsets
- *Synthesizer:* designed for tuning systems and is optimized for low-phase noise with comparison frequencies

We believe we possess a broad technology capability and one of the most complete wireless communications product portfolios in the industry.

The Skyworks Advantage

By turning complexity into simplicity, we provide our customers with the following competitive advantages:

- Broad front-end module and precision analog product portfolio
- Market leadership in key product segments

- Solutions for all air interface standards, including CDMA2000, GSM/GPRS/EDGE, LTE, WCDMA, WLAN and WiMAX
- Engagements with a diverse set of top-tier customers
- Analog and mixed signal design capabilities
- Access to key process technologies: GaAs HBT, PHEMT, BiCMOS, SiGE, CMOS, RF CMOS and Silicon
- World-class manufacturing capabilities and scale
- Unparalleled level of customer service and technical support
- Commitment to technology innovation, including leveraging of Skyworks' broad intellectual property portfolio

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this Annual Report. In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially and adversely from those referred to herein due to a number of factors, including but not limited to those described below and elsewhere in this Annual Report.

OVERVIEW

Skyworks Solutions, Inc. ("Skyworks" or the "Company") is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and mobile handset applications. The Company's portfolio includes amplifiers, attenuators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, mixers/demodulators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.

BUSINESS FRAMEWORK

We have aligned our product portfolio around two markets: mobile platforms and linear products. Our mobile platform solutions include highly customized PAs and FEMs that are at the heart of many of today's leading-edge multimedia handsets. Our primary customers for these products include top-tier handset manufacturers such as Sony Ericsson, Motorola, Samsung, LG Electronics and Research in Motion. In parallel, we offer over 900 different catalog linear products to a highly diversified non-handset customer base. Our linear products are typically precision analog integrated circuits that target markets in cellular infrastructure, broadband networking, medical, automotive and industrial applications, among others. Representative linear products include synthesizers, mixers, switches, diodes and RF receivers. Our primary customers for linear products include Ericsson, Huawei, Cisco, Nokia-Siemens, Alcatel-Lucent and ZTE, as well as leading distributors such as Avnet.

We are a leader in the PA and FEM market for cellular handsets, and plan to build upon our position by continuing to develop more highly integrated and higher performance products necessary for the next generation of multimedia handsets. Our competitors in the mobile platforms market include RF Micro Devices, Anadigics and TriQuint Semiconductor. In the linear products market, we plan to continue to grow by both expanding distribution of our standard components and by leveraging its core analog technologies to develop integrated products for specific customer applications. Our competitors in the linear products market include Analog Devices, Hittite Microwave, Linear Technology and Maxim Integrated Products.

BASIS OF PRESENTATION

The Company's fiscal year ends on the Friday closest to September 30. Fiscal 2008 consisted of 53 weeks and ended on October 3, 2008. The extra week occurred in the fourth quarter and the Company does not believe it had a material impact on its results from operations. Fiscal years 2007 and 2006 each consisted of 52 weeks and ended on September 28, 2007 and September 29, 2006, respectively.

RESULTS OF OPERATIONS

YEARS ENDED OCTOBER 3, 2008, SEPTEMBER 28, 2007, AND SEPTEMBER 29, 2006

The following table sets forth the results of our operations expressed as a percentage of net revenues for the fiscal years below:

	2008	2007	2006
Net revenues	100.0%	100.0%	100.0%
Cost of goods sold	60.1	61.3	66.1
Gross margin	39.9	38.7	33.9
Operating expenses:			
Research and development	17.0	17.0	21.2
Selling, general and administrative	11.6	12.8	17.6
Amortization of intangible assets	0.7	0.3	0.3
Restructuring and special charges	0.1	0.8	3.5
Total operating expenses	29.4	30.9	42.6
Operating income (loss)	10.5	7.8	(8.7)
Interest expense	(0.9)	(1.6)	(1.9)
Loss on early retirement of convertible debt	(0.8)	(0.1)	—
Other income, net	0.7	1.5	1.1
Income (loss) before income taxes	9.5	7.6	(9.5)
Provision (benefit) for income taxes	(3.4)	(0.1)	2.0
Net income (loss)	12.9%	7.7%	(11.5)%

GENERAL

During fiscal 2008, certain key factors contributed to our overall results of operations and cash flows from operations. More specifically:

- We increased revenues by $118.3 million, a 15.9% increase for the fiscal year ended October 3, 2008, as compared to fiscal year 2007. This revenue growth was principally due to the ramp of new mobile platforms products, the addition of new customers, our entrance into new, adjacent markets and the expansion of our market share in increasingly complex front-end modules at our existing customers.
- We generated $173.7 million in cash from operations for fiscal 2008 as compared to $84.8 million in fiscal 2007. At October 3, 2008, we had $231.1 million in cash, cash equivalents and restricted cash.
- We increased gross profit by $55.6 million in the fiscal year ended October 3, 2008 as compared to fiscal year 2007, reflecting a gross profit margin of 39.9%, principally the result of a more favorable revenue mix, higher equipment efficiencies at our factories, progress on yield improvement initiatives, and year-over-year material cost reductions.
- We increased operating income to $90.4 million for fiscal 2008, as compared to operating income of $58.5 million in fiscal 2007. This 54.5% increase in operating income was primarily the result of increases in revenues of 15.9%, gross margin improvements driven by the yield improvement initiatives discussed above, equipment efficiencies, and year-over-year material cost reductions, partially offset by higher operating expenses.
- In October 2007, we paid $32.6 million in cash to acquire certain assets from two separate companies. We acquired raw materials, die bank, finished goods, proprietary GaAs PA/FEM designs and related intellectual

property in a business combination from Freescale Semiconductor. We also acquired sixteen fundamental HBT and RF MEMs patents from another company in an asset acquisition.

- In November 2007, we retired the entire $49.3 million balance of our 4.75% convertible notes and in the process reduced the related potential dilution of stockholder ownership. In September 2008, we also retired $62.4 million of our 1.25% and 1.50% convertible subordinated notes thereby further reducing related potential dilution of stockholder ownership by approximately 6.6 million shares.

NET REVENUES

	Fiscal Years Ended				
	October 3, 2008	Change	September 28, 2007	Change	September 29, 2006
			(Dollars in thousands)		
Net revenues	$860,017	15.9%	$741,744	(4.1)%	$773,750

We market and sell our mobile platforms and linear products to top tier Original Equipment Manufacturers ("OEMs") of communication electronic products, third-party Original Design Manufacturers ("ODMs") and contract manufacturers, and indirectly through electronic components distributors. We periodically enter into strategic arrangements leveraging our broad intellectual property portfolio by licensing or selling our patents or other intellectual property. We anticipate continuing this intellectual property strategy in future periods.

Overall revenues in fiscal 2008 increased by $118.3 million, or 15.9%, from fiscal 2007. This revenue growth was principally due to the ramp of new mobile platform products, the addition of new mobile platform customers, diversification into new, adjacent markets and the expansion of our market share in increasingly complex front-end modules at our existing customers. Net revenues from our top three customers decreased to 43.5% for the fiscal year ended October 3, 2008 as compared to 48.5% for the corresponding period in the prior year, reflecting continued expansion of our customer base. Average selling prices declined 6.6% year over year compared to a decline of 8.1% in the prior year.

Overall revenues in fiscal 2007 declined by $32.0 million, or 4.1%, from fiscal 2006 due to the exit of our baseband product area at the end of fiscal year 2006. Revenues from our mobile platforms and linear product areas remained relatively unchanged over that same period. We experienced a more favorable product mix in fiscal 2007 which was offset by a decline in average selling prices of 8.1%.

For information regarding net revenues by geographic region and customer concentration for each of the last three fiscal years, see Note 17 of this Annual Report.

GROSS PROFIT

	Fiscal Years Ended				
	October 3, 2008	Change	September 28, 2007	Change	September 29, 2006
			(Dollars in thousands)		
Gross profit	$342,963	19.3%	$287,385	9.4%	$262,679
% of net revenues	39.9%		38.7%		33.9%

Gross profit represents net revenues less cost of goods sold. Cost of goods sold consists primarily of purchased materials, labor and overhead (including depreciation and equity based compensation expense) associated with product manufacturing.

Gross profit as a percentage of net revenues improved to 39.9% in fiscal year 2008, from 38.7% in fiscal year 2007, and was principally the result of a more favorable revenue mix. Additionally, gross profit margin improved as a result of higher equipment efficiencies at all of our factories as our established hybrid manufacturing model with multiple external foundries allows us to maintain high internal capacity utilization by using second-sources for high fixed cost services like foundry and assembly. This approach provides supply chain flexibility, lower capital investment, the ability to meet upside demand and provides cost advantages. Furthermore, yield improvements and year-over-year material cost reductions along with the increased overall revenue contributed to the gross profit and margin improvement in both aggregate dollars and as a percentage of sales. In fiscal year 2008, we continued to benefit from higher contribution margins associated with the licensing and/or sale of intellectual property.

Gross profit as a percentage of net revenues improved to 38.7% in fiscal year 2007, from 33.9% in fiscal year 2006, as higher gross profit margin mobile platforms and linear products became a greater percentage of our overall net revenues since we exited the lower margin baseband product area at the end of fiscal 2006. Additionally, inventory related charges recorded in fiscal 2006 related to the exit of our baseband product area did not recur in fiscal 2007. Furthermore, we improved absorption as our factory utilization increased and we experienced improved overall yields and greater equipment efficiency. Finally, we benefited from higher contribution margins received from the licensing and sale of intellectual property in fiscal year 2007 as compared to fiscal year 2006.

RESEARCH AND DEVELOPMENT

	Fiscal Years Ended				
	October 3, 2008	Change	September 28, 2007	Change	September 29, 2006
	(Dollars in thousands)				
Research and development	$146,013	15.8%	$126,075	(23.2)%	$164,106
% of net revenues	17.0%		17.0%		21.2%

Research and development expenses consist principally of direct personnel costs, costs for pre-production evaluation and testing of new devices, and design and test tool costs.

The increase in research and development expenses in aggregate dollars for fiscal year 2008 when compared to fiscal year 2007 is principally attributable to increased labor and benefit costs and increases in elot and mask expenditures and variable materials and supplies expenses as we continued to invest in new product developments in both our mobile platforms and linear product areas.

The decrease in research and development expenses in aggregate dollars and as a percentage of net revenues in fiscal year 2007 when compared to fiscal year 2006 is predominantly attributable to decreased labor and benefit costs as a result of the workforce reductions associated with the exit of our baseband product area at the end of fiscal 2006. In addition, efficiencies were achieved in the utilization of outside services, fixed materials and supplies, rent costs, relocation costs, business travel and hardware/software costs. The reductions in the labor intensive research and development costs associated with the exit of our baseband product area enabled us to refocus, enhance and target our research and development spending on our higher growth core product areas in fiscal year 2007.

SELLING, GENERAL AND ADMINISTRATIVE

	Fiscal Years Ended				
	October 3, 2008	Change	September 28, 2007	Change	September 29, 2006
	(Dollars in thousands)				
Selling, general and administrative	$100,007	5.3%	$94,950	(30.1)%	$135,801
% of net revenues	11.6%		12.8%		17.6%

Selling, general and administrative expenses include legal, accounting, treasury, human resources, information systems, customer service, bad debt expense, sales representative commissions, advertising, marketing and other costs.

Selling, general and administrative expenses increased in aggregate dollars for fiscal year 2008 as compared to fiscal year 2007, primarily due to higher share-based compensation expense, higher incentive compensation costs and higher sales commissions. Selling, general and administrative expenses as a percentage of net revenues decreased for fiscal 2008, as compared to fiscal 2007, as a result of the overall increase in net revenues along with selling, general and administrative costs increasing at a lower rate than the revenue growth rate.

Selling, general and administrative expenses decreased in aggregate dollars and as a percentage of revenues for fiscal year 2007 as compared to fiscal year 2006 primarily due to our recording of $35.1 million in bad debt expense in the fourth quarter of fiscal 2006 as we exited our baseband product area. In addition, we incurred lower sales commissions and professional fees in fiscal 2007.

AMORTIZATION OF INTANGIBLE ASSETS

	Fiscal Years Ended				
	October 3, 2008	Change	September 28, 2007	Change	September 29, 2006
			(Dollars in thousands)		
Amortization	$6,005	180.1%	$2,144	0.0%	$2,144
% of net revenues	0.7%		0.3%		0.3%

The increase in amortization expense during the fiscal year ended October 3, 2008 as compared to fiscal 2007 is due to the acquisitions completed in October 2007 and the associated amortizable customer relationships, patents, order backlog, foundry services agreement and developed technology that were acquired. In fiscal 2008, the gross of our amortizable intangible assets increased by approximately $13.2 million.

In 2002, we recorded $36.4 million of intangible assets consisting of developed technology, customer relationships and a trademark acquired by the Company. These assets are principally being amortized on a straight-line basis over a 10-year period. Amortization expense in fiscal 2007 and 2006 primarily represents the amortization of these intangible assets.

For additional information regarding goodwill and intangible assets, see Note 7 of this Annual Report.

RESTRUCTURING AND SPECIAL CHARGES

	Fiscal Years Ended				
	October 3, 2008	Change	September 28, 2007	Change	September 29, 2006
			(Dollars in thousands)		
Restructuring and special charges	$567	(90.1)%	$5,730	(78.7)%	$26,955
% of net revenues	0.1%		0.8%		3.5%

Restructuring and special charges consist of charges for asset impairments and restructuring activities, as follows:

On September 29, 2006, the Company exited its baseband product area in order to focus on its mobile platforms and linear product areas. The Company recorded various charges associated with this action.

During the fiscal year ended September 29, 2006, we recorded $13.1 million related to severance and benefits, $7.4 million related to the write-down of technology licenses and design software, $4.2 million related to the impairment of certain long-lived assets and $2.3 million related to other charges.

During the fiscal year ended September 28, 2007, we recorded additional restructuring charges of $4.9 million related to the exit of the baseband product area. These charges consist of $4.5 million relating to the exit of certain operating leases, $0.5 million relating to additional severance, $1.4 million related to the write-off of technology licenses and design software, offset by a $1.5 million credit related to the reversal of a reserve originally recorded to account for an engineering vendor charge associated with the exit of the baseband product area. In addition, the Company recorded an additional $0.8 million charge for a single lease obligation that expires in 2008 relating to our 2002 restructuring.

During the fourth quarter of fiscal 2008, additional restructuring charges of $0.6 million were recorded relating to lease obligations due to the closure of certain locations that formerly supported the baseband product area.

For additional information regarding restructuring charges and liability balances, see Note 15 of this Annual Report.

INTEREST EXPENSE

	Fiscal Years Ended				
	October 3, 2008	Change	September 28, 2007	Change	September 29, 2006
			(Dollars in thousands)		
Interest expense	$7,330	(39.0)%	$12,026	(18.7)%	$14,797
% of net revenues	0.9%		1.6%		1.9%

Interest expense is comprised principally of payments in connection with the $50.0 million credit facility between Skyworks USA, Inc., our wholly owned subsidiary, and Wachovia Bank, N.A. ("Facility Agreement"), the Company's 4.75% convertible subordinated notes (the "Junior Notes"), and the Company's 1.25% and 1.50% convertible subordinated notes (the "2007 Convertible Notes").

The decrease in interest expense for the fiscal year ended October 3, 2008 as compared to fiscal 2007 in aggregate dollars and as a percentage of net revenues is due to the retirement of the remaining $49.3 million of higher interest rate Junior Notes during the first quarter of fiscal 2008 and the early retirement of $62.4 million of the Company's 2007 Convertible Notes in the fourth quarter of fiscal 2008.

The decrease in interest expense both in aggregate dollars and as a percentage of net revenues for fiscal 2007, when compared to fiscal 2006, is primarily due to the retirement of $130.0 million of our higher interest rate Junior Notes coupled with the issuance of the substantially lower interest rate 2007 Convertible Notes in March 2007.

For additional information regarding our borrowing arrangements, see Note 8 of this Annual Report.

LOSS ON EARLY RETIREMENT OF CONVERTIBLE DEBT

	Fiscal Years Ended				
	October 3, 2008	Change	September 28, 2007	Change	September 29, 2006
			(Dollars in thousands)		
Loss on early retirement of convertible debt	$6,836	1112.1%	$564	N/A	$—
% of net revenues	0.8%		0.1%		—

In September 2008, we retired $50.0 million and $12.4 million of our 2007 Convertible Notes due in 2010 and 2012, respectively. We recorded a loss of $6.8 million during the three months and fiscal year ended October 3, 2008 related to the early retirement of these notes. Approximately $5.8 million of this charge represents a premium paid to retire the notes and $1.0 million of the charge represents a write-off of deferred financing costs.

OTHER INCOME, NET

	Fiscal Years Ended				
	October 3, 2008	Change	September 28, 2007	Change	September 29, 2006
			(Dollars in thousands)		
Other income, net	$5,983	(45.0)%	$10,874	30.2%	$8,350
% of net revenues	0.7%		1.5%		1.1%

Other income, net is comprised primarily of interest income on invested cash balances, other non-operating income and expense items and foreign exchange gains/losses.

The decreases in other income in both aggregate dollars and as a percentage of net revenues for the fiscal year ended October 3, 2008 as compared to fiscal 2007 is due to an overall decline in interest income on invested cash balances due to lower interest rates in fiscal 2008.

The increase in other income, net between fiscal 2007 and fiscal 2006 is primarily due to an increase in interest income on invested cash balances as a result of increased interest rates and higher invested cash balances.

(BENEFIT) PROVISION FOR INCOME TAXES

	Fiscal Years Ended				
	October 3, 2008	Change	September 28, 2007	Change	September 29, 2006
			(Dollars in thousands)		
(Benefit) Provision for income taxes	$(28,818)	3174.8%	$(880)	(105.7)%	$15,378
% of net revenues	3.4%		0.1%		2.0%

Income tax (benefit) for fiscal 2008 was $(28.8) million as compared to $(0.9) million benefit for fiscal 2007. Income tax (benefit) expense for fiscal 2008 and fiscal 2007 consists of approximately $(28.2) million and $(2.2) million, respectively, of United States income tax benefit. The fiscal 2008 benefit of $(28.2) million is due to a $(36.4) million reduction in the valuation allowance related to the partial recognition of future tax benefits on United States federal and state net operating loss and credit carryforwards, U.S. income tax expense of $1.2 million, and a charge in lieu of tax expense of $7.0 million. The charge in lieu of tax expense resulted from a partial recognition of certain acquired tax benefits that were subject to a valuation allowance at the time of acquisition, the realization of which required a reduction of goodwill. The fiscal 2007 United States income tax (benefit) of $(2.2) million is due to a $(1.7) million reduction in the valuation allowance related to the partial recognition of future tax benefits on United States federal and state net operating carryforwards and the reversal of $(0.5) million of tax reserve no longer required. The income tax provision for fiscal 2006 was comprised of a favorable adjustment of $(0.1) million between fiscal 2005's tax provision and tax return liability, and foreign tax expense of $15.5 million.

The provision (benefit) for foreign income taxes for fiscal 2008, 2007, and 2006 was $(0.6) million, $1.3 million, and $15.5 million, respectively. The foreign tax benefit for fiscal 2008 included a reversal of $(1.0) million of reserves for tax uncertainties that are no longer required. Foreign tax expense for fiscal 2006 included a one time charge of $14.6 million to write off a deferred tax asset as a result of reorganizing our Mexico business.

In accordance with Statement of Financial Accounting Standards 109, *Accounting for Income Taxes* ("SFAS 109"), management has determined that it is more likely than not that a portion of our historic and current year income tax benefits will not be realized. Accordingly, as of October 3, 2008, we have established a valuation allowance of $82.9 million of which $81.6 million relates to our United States deferred tax assets and $1.3 million relates to our foreign operations.

Realization of the Company's deferred tax assets is dependent upon generating taxable income in the future. The Company considered several factors in evaluating the Company's capacity to generate future earnings. Skyworks has produced a strong earnings trend generating cumulative earnings of $66.2 million in fiscal years 2006 through 2008. In addition, 2008 revenue increased 15.9% over 2007 and gross profit as a percentage of sales has improved in the last three years. Based on the aforementioned positive factors, Skyworks projected future earnings to determine the realizability of our income tax benefit. Our projections considered the business uncertainty resulting from the current economic crisis, market forecasts and the cyclical nature of our business. Based on the Company's evaluation of the realizability of its net deferred tax assets through the generation of future income, $40.0 million of the Company's valuation allowance was reversed at October 3, 2008. The amount reversed consisted of $36.4 million recognized as income tax benefit, and $3.6 million recognized as a reduction to goodwill. The remaining valuation allowance as of October 3, 2008 is $82.9 million. When recognized, the tax benefits relating to any future reversal of the valuation allowance on deferred tax assets will be accounted for as follows: approximately $71.4 million will be recognized as an income tax benefit, $7.6 million will be recognized as a reduction to goodwill and $3.9 million will be recognized as an increase to shareholders' equity for certain tax deductions from employee stock options.

The Company will continue to evaluate its valuation allowance in future periods and depending upon the outcome of that assessment, additional amounts could be reversed or recorded and recognized as a reduction to goodwill or an adjustment to income tax benefit or expense. Such adjustments could cause our effective income tax rate to vary in future periods. We will need to generate $327.2 million of future United States federal taxable income to utilize all of our net operating loss carryforwards, research and experimentation tax credit carryforwards, and deferred income tax temporary differences as of October 3, 2008.

No provision has been made for United States, state, or additional foreign income taxes related to approximately $8.9 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practicable to determine the United States federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

On September 29, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This statement also provides guidance on derecognition, classification, interest and penalties, accounting in the interim periods, disclosure, and transition. The provisions of FIN 48 will be applied to all income tax provisions commencing from that date.

During the year ended October 3, 2008, the statute of limitations period expired relating to an unrecognized tax benefit. The expiration of the statute of limitations period resulted in the recognition of $1.0 million of previously unrecognized tax benefit, including accrued interest on our tax position which impacted the effective tax rate as a discrete item. Including this reversal, total year-to-date accrued interest related to the Company's unrecognized tax benefits was a benefit of $0.4 million.

Of the total unrecognized tax benefits at October 3, 2008, $0.6 million would impact the effective tax rate, if recognized. There are no positions which we anticipate could change within the next twelve months.

On October 1, 2007, Mexico enacted a new "flat tax" regime which became effective January 1, 2008. SFAS 109 prescribes that the effect of the new tax on deferred taxes must be included in tax expense in the period that includes the enactment date. The effect of recording deferred taxes in the first fiscal quarter of 2008 to the foreign tax provision (benefit) was $(0.2) million. In addition to the deferred taxes, the Company has accrued flat tax for the year ended October 3, 2008 of $0.3 million.

LIQUIDITY AND CAPITAL RESOURCES

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
	(Dollars in thousands)		
Cash and cash equivalents at beginning of period	$241,577	$136,749	$116,522
Net cash provided by operating activities	173,678	84,778	27,226
Net cash provided by (used in) investing activities	(94,959)	(20,146)	42,383
Net cash provided by (used in) financing activities	(95,192)	40,196	(49,382)
Cash and cash equivalents at end of period	$225,104	$241,577	$136,749

FISCAL 2008

Based on our results of operations for fiscal 2008, along with current trends, we expect our existing sources of liquidity, together with cash expected to be generated from operations, will be sufficient to fund our research and development, capital expenditures, debt obligations, working capital and other cash requirements for at least the next 12 months. However, we cannot be certain that the capital required to fund these expenses will be available in the future. In addition, any strategic investments and acquisitions that we may make to help us grow our business may require additional capital resources. If we are unable to obtain sufficient capital to meet our capital needs on a timely basis and on favorable terms (if at all), our business and operations could be materially adversely affected.

Cash and cash equivalent balances decreased $16.5 million to $225.1 million at October 3, 2008 from $241.6 million at September 28, 2007. We generated $173.7 million in cash from operations during the fiscal year ended October 3, 2008, which was offset by the retirement of $49.3 million of Junior Notes, $62.4 million of the 2007 Convertible Notes, capital expenditures of $64.8 million and expenditures on acquisitions of $32.6 million. The number of days sales outstanding for the fiscal year ended October 3, 2008 decreased to 57 from 80 for fiscal 2007.

During fiscal 2008, we generated net income of $111.0 million. We experienced a decrease in receivables and other assets of $21.2 million and $2.9 million, respectively, an increase in accounts payable balances of $2.1 million and incurred multiple non-cash charges (e.g., depreciation, amortization, charge in lieu of income tax expense, contribution of common shares to savings and retirement plans, share-based compensation expense and non-cash restructuring expense) totaling $94.9 million. This was offset by an increase in inventories of $16.1 million, a decrease in other accrued liabilities of $5.1 million and an increase to our deferred tax assets of $36.6 million (primarily the result of a partial release of our tax valuation allowance in fiscal 2008).

Cash used in investing activities for the fiscal year ended October 3, 2008, consisted of net sales of $2.5 million in auction rate securities and investments in capital equipment of $64.8 million primarily to expand fabrication and assembly and test capacity. We believe a focused program of capital expenditures will be required to sustain our current manufacturing capabilities. We expect that future capital expenditures will be funded by the generation of positive cash flows from operations. In addition, we paid $32.6 million in cash to acquire certain assets from two separate companies. We acquired Freescale Semiconductor's handset power amplifier business and also acquired patents from another company. We may also consider additional future acquisition opportunities to extend our technology portfolio and design expertise and to expand our product offerings.

Cash used in financing activities for the fiscal year ended October 3, 2008, consisted of the retirement of the remaining $49.3 million in Junior Notes, the retirement of $62.4 million of our 2007 Convertible Notes, and the repurchase of treasury stock of $2.1 million, offset by cash provided by stock option exercises of $18.0 million. For additional information regarding our borrowing arrangements, see Note 8 of this Annual Report.

In connection with our exit of the baseband product area, we anticipate making remaining cash payments of approximately $2.4 million in future periods. Certain payments on severance and long-term lease obligations resulting from facility closures will be remitted primarily in fiscal 2009.

Our invested cash balances primarily consist of United States treasury obligations, United States agency obligations, overnight repurchase agreements backed by United States treasuries or United States agency obligations, highly rated commercial paper and certificates of deposit. At October 3, 2008, we also held a $3.2 million auction rate security which historically has provided liquidity through a Dutch auction process. The recent disruptions in the credit markets have substantially eliminated the liquidity of this process resulting in failed auctions. During the fiscal year ended October 3, 2008, we performed a comprehensive valuation and discounted cash flow analysis on the auction rate security. We concluded the value of the auction rate security was $2.3 million, and the carrying value of these securities was reduced by $0.9 million, reflecting this change in fair value. Accordingly, in the fiscal year ended October 3, 2008, we recorded unrealized losses on this auction rate security of approximately $0.9 million. We assessed these declines in fair market value to be temporary and consider the security to be illiquid until there is a successful auction. Accordingly, the remaining auction rate security balance has been reclassified to non-current other assets and the loss has been recorded in Other Comprehensive Income. We will continue to monitor the liquidity and accounting classification of this security in future periods. If in a future period, we determine that the impairment is other than temporary, we will impair the security to its fair value and charge the loss to earnings.

After the close of fiscal 2008, we retired an additional $40.5 million of our 2007 Convertible Notes (due in 2012) at an average discounted price of $92.58 per $100.00 of par value. These retirements reduced the remaining principal balance on our 2007 Convertible Notes to $97.1 million as of November 12, 2008.

On July 15, 2003, we entered into a receivables purchase agreement under which we have agreed to sell from time to time certain of our accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, N.A. providing for a $50.0 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. As a part of the consolidation, any interest incurred by Skyworks USA related to monies it borrows under the Facility Agreement is recorded as interest expense in the Company's results of operations. We perform collections and administrative functions on behalf of Skyworks USA. Interest related to the Facility Agreement is at LIBOR plus 0.75%. We renewed the Facility Agreement for another year in July 2008, and as of October 3, 2008, Skyworks USA had borrowed $50.0 million under this agreement.

FISCAL 2007

Our cash and cash equivalent balances increased by $104.8 million to $241.6 million at September 28, 2007 from $136.7 million at September 29, 2006. Cash and cash equivalent balances and short-term investments increased by $82.6 million to $253.8 million at September 28, 2007 from $171.2 million at September 29, 2006. The number of days sales outstanding for the fiscal year ended September 28, 2007 increased to 80 from 73 as compared to fiscal 2006.

During fiscal 2007, we generated $84.8 million in cash from operating activities. Contributing to these positive operating cash flows was net income of $57.7 million. We also incurred multiple non-cash charges (e.g., depreciation, amortization, contribution of common shares to savings and retirement plans, share-based compensation expense and non-cash restructuring expense) totaling $66.6 million. In fiscal 2007, we also experienced a decrease in accounts payable balances of $16.7 million, a decrease in other accrued liability balances of $10.8 million and an increase in receivable balances of $10.7 million. Furthermore, we experienced an increase in deferred tax assets of $1.7 million primarily resulting from the partial release of our tax valuation allowance in the fourth quarter of fiscal 2007. Finally, provision for losses on accounts receivable increased by $2.2 million principally due to further reserves recorded for baseband product area customers.

During fiscal 2007, we utilized $20.1 million in cash from investing activities. Cash provided by investing activities in fiscal 2007 consisted of net proceeds of $22.5 million from the sale of auction rate securities. Capital expenditures of $42.6 million offset these net proceeds and were primarily related to the purchase of equipment utilized in our fabrication facilities to support and enhance our assembly and test capacity.

During fiscal 2007, we generated $40.2 million in cash from financing activities. This principally resulted from the issuance of our 2007 Convertible Notes offering which generated gross proceeds of $200.0 million, and stock option exercises of $8.3 million, offset by repayment of $130.0 million on our Junior Notes, a common stock buyback of 4.3 million shares at a cost of approximately $31.7 million, and financing costs associated with our 2007 Convertible Notes offering of $6.2 million. As of September 28, 2007 our Facility Agreement of $50.0 million was fully drawn. We paid approximately $12.4 million in interest to service the 2007 Convertible Notes, the Junior Notes and the Facility Agreement in fiscal 2007. For additional information regarding our borrowing arrangements, see Note 8 of this Annual Report.

CONTRACTUAL CASH FLOWS

Following is a summary of our contractual payment obligations for consolidated debt, purchase agreements, operating leases, other commitments and long-term liabilities at October 3, 2008 (see Notes 8 and 12 of this Annual Report), in thousands:

	Payments Due By Period				
Obligation	Total	Less Than 1 Year	1-3 years	3-5 Years	Thereafter(1)
Long-Term Debt Obligations	$137,616	$ —	$50,000	$87,616	$ —
Other Commitments(1)	8,713	3,858	4,450	405	—
Operating Lease Obligations	15,520	7,045	7,920	555	—
Other Long-Term Liabilities(2)	4,909	811	1,121	78	2,899
	$166,758	$11,714	$63,491	$88,654	$2,899

(1) Other Commitments consist of contractual license and royalty payments.

(2) Other Long-Term Liabilities includes $2.7 million of Executive Deferred Compensation for which there is a corresponding long term asset.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

REVENUE RECOGNITION

Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue from license fees and intellectual property is recognized when these fees are due and payable, and all other criteria of SEC Staff Accounting Bulletin No. 104, *Revenue Recognition,* have been met. We ship product on consignment to certain customers and only recognize revenue when the customer notifies us that the inventory has been consumed. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return on unsold products. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating a reserve.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required.

INVENTORIES

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. The Company provides for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions. The recoverability of inventories is assessed through an on-going review of inventory levels in relation to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand (generally in excess of twelve months), the value of such inventory that is not expected to be sold at the time of the review is written down. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero).

Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Some or all of the inventories that have been written-down may be retained and made available for sale. In the event that actual demand is higher than originally projected, a portion of these inventories may be able to be sold in the future. Inventories that have been written-down and are identified as obsolete are generally scrapped.

SHARE-BASED COMPENSATION

The Company applies Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options, employee stock purchases related to the Company's 2002 Employee Stock Purchase Plan, restricted stock and other special equity awards based on estimated fair values. The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the applicable accounting standard as of October 1, 2005, the first day of the Company's fiscal year 2006.

Share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Share-based compensation expense recognized in the Company's Consolidated Statement of Operations for the fiscal year ended October 3, 2008 included compensation expense for share-based payment awards granted on or before, but not yet vested as of, September 30, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to September 30, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). As share-based compensation expense recognized in the Consolidated Statement of Operations for the fiscal year ended October 3, 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Upon adoption of SFAS 123(R), the Company elected to retain its method of valuation for share-based awards using the Black-Scholes option-pricing model ("Black-Scholes model") which was also previously used for the Company's pro forma information required under SFAS 123. The Company's determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. For more complex awards with market-based performance conditions, the Company employs a Monte Carlo simulation method which calculates many potential outcomes for an award and establishes fair value based on the most likely outcome.

SFAS 123(R) requires the Company to evaluate and periodically validate several assumptions in conjunction with calculating share-based compensation expense. These assumptions include the expected life of a stock option or other equity based award, expected volatility, pre-vesting forfeiture, risk free rate and expected dividend yield. All of these assumptions affect to one degree or another, the valuation of the Company's equity based awards or the recognition of the resulting share-based compensation expense. The most significant assumptions in the Company's calculations are described below.

Expected Life of an Option or other Equity Based Award

Since employee options are non-transferable, SFAS 123(R) allows the use of an expected life to more accurately estimate the value of an employee stock option rather than using the full contractual term.

The vesting of the majority of the Company's stock options are graded over four years (25% at each anniversary) and the contractual term is either 7 years or 10 years. The Company analyzed its historical exercise experience and exercise behavior by job group. The Company analyzed the following three exercise metrics: exercise at full vesting, exercise at midpoint in the contractual life and exercise at the end of the full contractual term. The Company chose the mid-point alternative as the estimate which most closely approximated actual exercise experience of its employee population. The valuation and resulting share-based compensation expense recorded is sensitive to what alternative is chosen and the choice of another alternative in the future could result in a material difference in the amount of share-based compensation expense recorded in a reporting period.

Expected Volatility

Expected volatility is a statistical measure of the amount by which a stock price is expected to fluctuate during a period. SFAS 123(R) does not specify a method for estimating expected volatility; instead it provides a list of factors that should be considered when estimating volatility: historical volatility that is generally commensurate with the expected option life, implied volatilities, the length of time a stock has been publicly traded, regular intervals for price observations, corporate and capital structure and the possibility of mean reversion. The Company analyzed its volatility history and determined that the selection of a weighting of 50% to historical volatility and 50% to implied volatility (as measured by examining the underlying volatility in the open market of publicly traded call options) would provide the best estimate of expected future volatility of the stock price. The selection of another methodology to calculate volatility or even a different weighting between implied volatility and historical volatility could materially impact the valuation of stock options and other equity based awards and the resulting amount of share-based compensation expense recorded in a reporting period.

Pre-Vesting Forfeiture

SFAS 123(R) specifies that initial accruals of share-based compensation expense should be based on the estimated number of instruments for which the requisite service is expected to be rendered. The Company examined its options forfeiture history and computed an average annualized forfeiture percentage. The Company determined that a weighted average of historical annualized forfeitures is the best estimate of future actual forfeiture experience. The application of a different methodology for calculating estimated forfeitures could materially impact the amount of share-based compensation expense recorded in a reporting period.

VALUATION OF LONG-LIVED ASSETS

Carrying values for long-lived assets and definite lived intangible assets, which excludes goodwill, are reviewed for possible impairment as circumstances warrant in connection with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Impairment reviews are conducted at the judgment of management whenever events or changes in circumstances indicate that the carrying amount of any such asset or asset group may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. The Company's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the Company's business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value of an asset or asset group, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset or asset group. Fair value is determined using discounted cash flows.

GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the Company's fair value to its net book value to determine if there is an indicator of impairment. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. The Company calculates fair value using the average market price of its common stock over a seven-day period surrounding the annual impairment testing date of the first day of the fourth fiscal quarter and the number of shares of common stock outstanding on the date of the annual impairment test (the first day of the fourth fiscal quarter). If the assessment in the first step indicates impairment then the Company performs step two. Step two of the analysis compares the implied fair value of goodwill to its carrying amount in a manner similar to a purchase price allocation for a business combination. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. Intangible assets are tested for impairment using an estimate of discounted cash flows expected to result from the use of the asset. We test our goodwill and other intangible assets for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill or other intangible assets may be impaired. Indicators such as unexpected adverse business conditions, economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts, may signal that an asset has become impaired.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the adequacy of the valuation allowance quarterly. Likewise, in the event that the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income or decrease the carrying value of goodwill in the period such determination was made.

The calculation of our tax liabilities includes addressing uncertainties in the application of complex tax regulations. With the implementation effective September 29, 2007, FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

We recognize liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our recognition threshold and measurement attribute of whether it is more likely than not that the positions we have taken in tax filings will be sustained upon tax audit, and the extent to which, additional taxes would be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period in which it is determined the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

SFAS 157

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets carried at fair value, and years beginning after November 15, 2008 for non-financial assets not carried at fair value. The Company has not yet determined the impact that SFAS 157 will have on its results from operations or financial position.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159") including an amendment of SFAS No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for the Company beginning in fiscal 2009. The adoption of SFAS 159 will not have a material impact on the Company's results from operations or financial position.

SFAS 141(R)

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) applies to any transaction or other event that meets the definition of a business combination. Where applicable, SFAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures identifiable assets acquired, liabilities assumed, noncontrolling interest in the acquiree and goodwill or gain from a bargain purchase. In addition, SFAS 141(R) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement is to be applied prospectively for fiscal years beginning after December 15, 2008. The Company will evaluate the impact of SFAS 141(R) on its Consolidated Financial Statements in the event future business combinations are contemplated.

SFAS 160

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* ("SFAS 160"). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also amends certain of ARB 51's consolidation procedures for consistency with the requirements of SFAS 141(R). This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The statement shall be applied prospectively as of the beginning of the fiscal year in which the statement is initially adopted. The Company does not expect the adoption of SFAS 160 to impact its results of operations or financial position because the Company does not have any minority interests.

SFAS 161

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 amends FASB Statement No. 133 to require enhanced disclosures about an entity's derivative and hedging activities thereby improving the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not currently hold any positions in derivative instruments or participate in hedging activities and thus does not expect the adoption of SFAS 161 to have any impact on its results of operations or financial position.

FSP No. 142-3

In April 2008, the FASB issued FASB Staff Position ("FSP") No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"). FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. The Company does not expect the adoption of FSP 142-3 to have any material impact on its results of operations or financial position.

FSP No. APB 14-1

In May 2008, the FASB issued FSP No. APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* ("FSP APB 14-1"). FSP APB 14-1 alters the accounting treatment for convertible debt instruments that allow for either mandatory or optional cash settlements. FSP APB 14-1 is expected to impact the Company's accounting for its 2007 Convertible Notes and previously held Junior Notes. This FSP requires registrants with specified convertible note features to recognize (non-cash) interest expense based on the market rate for similar debt instruments without the conversion feature. Furthermore, pursuant to its retrospective accounting treatment, the FSP requires prior period interest expense recognition. FSP APB 14-1 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The Company is currently evaluating FSP APB 14-1 and the impact that it will have on its Consolidated Financial Statements. The Company is not required to adopt FSP APB 14-1 until the first quarter of fiscal 2010.

FSP No. 133-1 and FIN 45-4

In September 2008, the FASB issued FSP No. 133-1, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133* ("FSP 133-1") and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161. This FSP amends FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the Board's intent about the effective date of FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. The provisions of this FSP that amend Statement 133 and Interpretation 45 shall be effective for reporting periods (annual or interim) ending after November 15, 2008. The Company does not currently hold any positions in derivative instruments or participate in hedging activities and thus does not expect the adoption of FSP 133-1 and FIN 45-4 to have any impact on its results of operations or financial position.

FSP No. FAS 157-3

In October 2008, the FASB issued FSP No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP 157-3") which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets carried at fair value, and years beginning after November 15, 2008 for non-financial assets not carried at fair value. The Company has not yet determined the impact that SFAS 157 will have on its results from operations or financial position.

OTHER MATTERS

Inflation did not have a material impact upon our results of operations during the three-year period ended October 3, 2008.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to foreign currency, market rate and interest risks as described below:

Investment and Interest Rate Risk

Our exposure to interest and market risks relates principally to our investment portfolio, which as of October 3, 2008 consisted of the following (in thousands):

Cash and cash equivalents (time deposits, overnight repurchase agreements and money market funds)	$225,104
Restricted cash (time deposits and certificates of deposit)	5,962
Available for sale securities (auction rate securities)	2,288
	$233,354

Our main investment objective is the preservation of investment capital. Our policy is to invest with only high-credit-quality issuers and limit the amount of our credit exposure to any one issuer. We do not use derivative instruments for speculative or investment purposes.

Our cash and cash equivalents and restricted cash are not subject to significant interest rate risk due to the short maturities of these instruments. We are, however, subject to overall financial market risks, such as changes in market liquidity, credit quality and interest rates.

Available for sale securities carry a longer maturity period (contractual maturities exceed ten years). In fiscal 2008 we experienced a temporary unrealized loss on our investment in auction rate securities primarily caused by a disruption in the liquidity of the Dutch auction process which resets interest rates each month. We classified auction rate securities in prior periods as current assets under "Short Term Investments". In fiscal 2008, we determined the fair value of our auction rate securities to be $2.3 million. Given the failed auctions, the auction rate securities are effectively illiquid until there is a successful auction. Accordingly, the remaining auction rate securities balance has been reclassified to non-current other assets. We believe we have the ability to hold these investments until the lack of liquidity in these markets is resolved or they mature. If current market conditions deteriorate further, we may be required to record additional unrealized losses. If the credit ratings of the security issuers deteriorate, the anticipated recovery in market values does not occur, or we need funds from the auction-rate securities to meet working capital needs, we may be required to adjust the carrying value of these investments through impairment charges recorded to earnings, as appropriate, which could be material.

Our short-term debt consists of borrowings under our credit facility with Wachovia Bank, N.A. of $50.0 million. Interest related to our borrowings under our credit facility with Wachovia Bank, N.A. is at LIBOR plus 0.75% and was approximately 4.7% at October 3, 2008. Consequently, we do not have significant cash flow exposure on this short-term debt.

Our long-term debt at November 12, 2008 consists of $97.1 million aggregate principal amount of convertible subordinated notes ("2007 Convertible Notes"). These 2007 Convertible Notes contain cash settlement provisions, which permit the application of the treasury stock method in determining potential share dilution of the conversion spread should the share price of the Company's common stock exceed $9.52. It has been the Company's historical practice to cash settle the principal and interest components of convertible debt instruments, and it is our intention to continue to do so in the future, including settlement of the 2007 Convertible Notes issued in March 2007. These shares have not been included in the computation of earnings per share for the fiscal year ended October 3, 2008, as their effect would have been anti-dilutive.

Exchange Rate Risk

Substantially all sales to customers and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, thereby reducing the impact of foreign exchange rate fluctuations on our results. A small percentage of our international operational expenses are denominated in foreign currencies. Exchange rate volatility could negatively or positively impact those operating costs. For the fiscal years ended October 3, 2008, September 28, 2007, and September 29, 2006, the Company incurred unrealized foreign exchange gains/(losses) of $(0.6) million, $0.4 million, and $0.1 million, respectively. Increases in the value of the U.S. dollar relative to other currencies could make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices to continue doing business with us. Fluctuations in currency exchange rates could have a greater effect on our business in the future to the extent our expenses increasingly become denominated in foreign currencies.

SELECTED FINANCIAL DATA

You should read the data set forth below in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operation*, and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. The Company's fiscal year ends on the Friday closest to September 30. Fiscal 2008 consisted of 53 weeks and ended on October 3, 2008, and fiscal years 2007 and 2006 each consisted of 52 weeks and ended on September 28, 2007 and September 29, 2006, respectively. The following balance sheet data and statements of operations data for the five years ended October 3, 2008 were derived from our audited consolidated financial statements. Consolidated balance sheets at October 3, 2008 and at September 28, 2007, and the related consolidated statements of operations and cash flows for each of the three years in the period ended October 3, 2008, and notes thereto appear later in this Annual Report.

	Fiscal Year				
	2008(6)	2007(6)	2006(6)	2005	2004
	(In thousands except per share data)				
Statement of Operations Data:					
Net revenues	$ 860,017	$ 741,744	$ 773,750	$ 792,371	$ 784,023
Cost of goods sold(1)	517,054	454,359	511,071	484,599	470,807
Gross profit	342,963	287,385	262,679	307,772	313,216
Operating expenses:					
Research and development	146,013	126,075	164,106	152,215	152,633
Selling, general and administrative(2)	100,007	94,950	135,801	103,070	97,522
Amortization of intangible assets(3)	6,005	2,144	2,144	2,354	3,043
Restructuring and special charges(4)	567	5,730	26,955	—	17,366
Total operating expenses	252,592	228,899	329,006	257,639	270,564
Operating income (loss)	90,371	58,486	(66,327)	50,133	42,652
Interest expense	(7,330)	(12,026)	(14,797)	(14,597)	(17,947)
Loss on early retirement of convertible debt(5)	(6,836)	(564)	—	—	—
Other income, net	5,983	10,874	8,350	5,453	1,691
Income (loss) before income taxes	82,188	56,770	(72,774)	40,989	26,396
Provision (benefit) for income taxes(7)	(28,818)	(880)	15,378	15,378	3,984
Net income (loss)	$ 111,006	$ 57,650	$ (88,152)	$ 25,611	$ 22,412
Per share information:					
Net income (loss), basic	$ 0.69	$ 0.36	$ (0.55)	$ 0.16	$ 0.15
Net income (loss), diluted	$ 0.68	$ 0.36	$ (0.55)	$ 0.16	$ 0.15
Balance Sheet Data:					
Working capital	$ 345,916	$ 316,494	$ 245,223	$ 337,747	$ 282,613
Total assets	1,236,099	1,189,908	1,090,496	1,187,843	1,168,806
Long-term liabilities	143,143	206,338	185,783	237,044	235,932
Stockholders' equity	944,216	786,347	729,093	792,564	751,623

(1) In the fourth quarter of fiscal 2006, we recorded $23.3 million of inventory charges and reserves primarily related to the exit of our baseband product area.

(2) In the fourth quarter of fiscal 2006, we recorded bad debt expense of $35.1 million. Specifically, we recorded charges related to two customers: Vitelcom Mobile and an Asian component distributor.

(3) The increase in amortization expense in fiscal 2008 is due to the acquisitions completed in October 2007 and the associated amortizable customer relationships, patents, order backlog, foundry services agreement and developed technology that were acquired. During fiscal 2008, the base of our amortizable intangible assets increased by approximately $13.2 million.

(4) In fiscal 2008, we recorded restructuring and other special charges of $0.6 million related to lease obligations associated with the closure of certain locations associated with the baseband product area.

In fiscal 2007, we recorded restructuring and other special charges of $4.9 million related to the exit of the baseband product area. These charges consist of $4.5 million relating to the exit of certain operating leases, $0.5 million relating to additional severance, $1.4 million related to the write-off of technology licenses and design software, offset by a $1.5 million credit related to the reversal of a reserve originally recorded to account for an engineering vendor charge associated with the exit of the baseband product area. We also recorded an additional approximate $0.8 million charge in restructuring reserves. This charge consists of a single lease obligation that expires in 2008.

In fiscal 2006, we recorded restructuring and other special charges of $27.0 million related to the exit of our baseband product area. Of the $27.0 million, $13.1 million related to severance and benefits, $7.4 million related to the write-down of technology licenses and design software associated with the baseband product area, $4.2 million related to the impairment of baseband related long-lived assets and $2.3 million related to other charges.

In fiscal 2004, we recorded restructuring and special charges of $17.4 million, principally related to the impairment of legacy technology licenses related to our baseband product area.

(5) In the fourth quarter of fiscal 2008, we recorded approximately $5.8 million of premium in excess of par value and $1.0 million of deferred financing costs relating to the early retirement of $62.4 million of 1.25% and 1.50% convertible subordinated notes.

(6) Fiscal years ended October 3, 2008, September 28, 2007 and September 29, 2006 included $23.2 million, $13.7 million and $14.2 million, respectively, of share-based compensation expense due to the adoption of the Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"). Fiscal year ended October 3, 2008 includes share-based compensation expense of approximately $3.0 million, $8.7 million and $11.5 million in cost of goods sold, research and development expense, and selling, general and administrative expense, respectively. Fiscal year ended September 28, 2007 includes share-based compensation expense of approximately $1.3 million, $5.6 million and $6.8 million in cost of goods sold, research and development expense, and selling, general and administrative expense, respectively, and fiscal year ended September 29, 2006 includes share-based compensation expense of approximately $2.2 million, $6.3 million and $5.7 million in cost of goods sold, research and development expense and selling, general and administrative expense, respectively.

(7) Based on the Company's evaluation of the realizability of its United States net deferred tax assets through the generation of future taxable income, $40.0 million and $14.2 million of the Company's valuation allowance was reversed at October 3, 2008 and September 28, 2007, respectively. For fiscal 2008, the amount reversed consisted of $36.4 million recognized as income tax benefit, and $3.6 million recognized as a reduction to goodwill. For fiscal 2007, the amount reversed consisted of $1.7 million recognized as income tax benefit, and $12.5 million recognized as a reduction to goodwill.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
	(In thousands, except per share amounts)		
Net revenues	$860,017	$741,744	$773,750
Cost of goods sold	517,054	454,359	511,071
Gross profit	342,963	287,385	262,679
Operating expenses:			
Research and development	146,013	126,075	164,106
Selling, general and administrative	100,007	94,950	135,801
Amortization of intangible assets	6,005	2,144	2,144
Restructuring and special charges	567	5,730	26,955
Total operating expenses	252,592	228,899	329,006
Operating income (loss)	90,371	58,486	(66,327)
Interest expense	(7,330)	(12,026)	(14,797)
Loss on early retirement of convertible debt	(6,836)	(564)	—
Other income, net	5,983	10,874	8,350
Income (loss) before income taxes	82,188	56,770	(72,774)
Provision (benefit) for income taxes	(28,818)	(880)	15,378
Net income (loss)	$111,006	$ 57,650	$(88,152)
Per share information:			
Net income (loss), basic	$ 0.69	$ 0.36	$ (0.55)
Net income (loss), diluted	$ 0.68	$ 0.36	$ (0.55)
Number of weighted-average shares used in per share computations, basic	161,878	159,993	159,408
Number of weighted-average shares used in per share computations, diluted	164,755	161,064	159,408

The following table summarizes share-based compensation expense for the fiscal years ended October 3, 2008, September 28, 2007, and September 29, 2006 which is included in the financial statement line items above as follows:

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
Cost of goods sold	2,974	1,274	2,174
Research and development	8,700	5,590	6,311
Selling, general and administrative	11,538	6,873	5,734
	$23,212	$13,737	$14,219

The accompanying notes are an integral part of these consolidated financial statements.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

	As of October 3, 2008	As of September 28, 2007
	(In thousands, except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 225,104	$ 241,577
Short-term investments	—	5,700
Restricted cash	5,962	6,502
Receivables, net of allowance for doubtful accounts of $1,048 and $1,662, respectively	146,710	167,319
Inventories	103,791	82,109
Other current assets	13,089	10,511
Total current assets	494,656	513,718
Property, plant and equipment, less accumulated depreciation and amortization of $318,076 and $280,738, respectively	173,360	153,516
Goodwill	483,671	480,890
Intangible assets, less accumulated amortization of $20,132 and $13,199, respectively	19,746	13,442
Deferred tax assets	53,192	14,459
Other assets	11,474	13,883
Total assets	$1,236,099	$1,189,908
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 50,000	$ 99,335
Accounts payable	58,527	56,417
Accrued compensation and benefits	32,110	28,392
Other current liabilities	8,103	13,079
Total current liabilities	148,740	197,223
Long-term debt, less current maturities	137,616	200,000
Other long-term liabilities	5,527	6,338
Total liabilities	291,883	403,561
Commitments and contingencies (Note 12 and Note 13)		
Stockholders' equity:		
Preferred stock, no par value: 25,000 shares authorized, no shares issued	—	—
Common stock, $0.25 par value: 525,000 shares authorized; 170,323 shares issued and 165,592 shares outstanding at October 3, 2008 and 165,593 shares issued and 161,101 shares outstanding at September 28, 2007	41,398	40,275
Additional paid-in capital	1,430,999	1,382,230
Treasury Stock	(33,918)	(31,855)
Accumulated deficit	(493,083)	(604,089)
Accumulated other comprehensive loss	(1,180)	(214)
Total stockholders' equity	944,216	786,347
Total liabilities and stockholders' equity	$1,236,099	$1,189,908

The accompanying notes are an integral part of these consolidated financial statements.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$111,006	$ 57,650	$ (88,152)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Share-based compensation expense	23,212	13,737	14,219
Depreciation	44,712	39,237	38,217
Charge in lieu of income tax expense	7,014	—	—
Amortization of intangible assets	6,933	2,144	2,144
Amortization of deferred financing costs	1,753	2,311	1,992
Contribution of common shares to savings and retirement plans	10,407	8,565	8,064
Non-cash restructuring expense	567	419	6,426
Deferred income taxes	(36,648)	(1,741)	16,547
Loss on sale of assets	276	227	73
Asset impairments	—	—	4,197
Provision for losses (recoveries) on accounts receivable	(614)	2,203	31,206
Changes in assets and liabilities net of acquired balances:			
Receivables	21,223	(10,724)	(18,177)
Inventories	(16,082)	(247)	(3,454)
Other assets	2,860	(1,534)	(3,395)
Accounts payable	2,110	(16,654)	795
Other liabilities	(5,051)	(10,815)	16,524
Net cash provided by operating activities	173,678	84,778	27,226
Cash flows from investing activities:			
Capital expenditures	(64,832)	(42,596)	(49,359)
Payments for acquisitions	(32,627)	—	—
Receipts from property held for sale	—	—	6,567
Sale of investments	10,000	978,046	1,094,985
Purchase of investments	(7,500)	(955,596)	(1,009,810)
Net cash provided by (used in) investing activities	(94,959)	(20,146)	42,383
Cash flows from financing activities:			
Proceeds from 2007 Convertible Notes	—	200,000	—
Payments on 2007 Convertible Notes	(62,384)	—	—
Payments on Junior Subordinated Convertible Notes	(49,335)	(130,000)	(50,665)
Deferred financing costs	—	(6,189)	—
Change in restricted cash	541	(200)	(290)
Repurchase of common stock	(2,063)	(31,681)	(173)
Exercise of stock options	18,049	8,266	1,746
Net cash provided by (used in) financing activities	(95,192)	40,196	(49,382)
Net increase (decrease) in cash and cash equivalents	(16,473)	104,828	20,227
Cash and cash equivalents at beginning of period	241,577	136,749	116,522
Cash and cash equivalents at end of period	$225,104	$ 241,577	$ 136,749
Supplemental cash flow disclosures:			
Taxes paid	$ 1,156	$ 1,117	$ 2,023
Interest paid	$ 6,023	$ 12,479	$ 13,787
Supplemental disclosure of non-cash activities:			
Non-cash proceeds received from non-monetary exchange	$ —	$ —	$ 760

The accompanying notes are an integral part of these consolidated financial statements.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Shares of Common Stock	Par Value of Common Stock	Shares of Treasury Stock	Value of Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
					(In thousands)			
Balance at September 30, 2005	158,625	$39,656	—	$ —	$1,327,631	$(573,586)	$(1,137)	$792,564
Net loss	—	—	—	—	—	(88,153)	—	(88,153)
Pension adjustment	—	—	—	—	—	—	538	538
Other comprehensive income	—	—	—	—	—	—	538	538
Comprehensive loss	—	—	—	—	—	—	—	(87,615)
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	1,982	496	—	—	22,528	—	—	23,024
Issuance and expense of common shares for restricted stock and performance shares	1,083	270	—	—	1,023	—	—	1,293
Shares withheld for taxes	(31)	(8)	31	(173)	8	—	—	(173)
Balance at September 29, 2006	161,659	$40,414	31	$ (173)	$1,351,190	$(661,739)	$ (599)	$729,093
Net income	—	—	—	—	—	57,650	—	57,650
Pension adjustment	—	—	—	—	—	—	159	159
Other comprehensive income	—	—	—	—	—	—	159	159
Comprehensive income	—	—	—	—	—	—	—	57,809
Adjustment to initially apply SFAS 158	—	—	—	—	—	—	226	226
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	3,221	805	—	—	25,468	—	—	26,273
Issuance and expense of common shares for restricted stock and performance shares	682	171	—	—	4,457	—	—	4,628
Repurchase of common stock	(4,255)	(1,064)	4,255	(30,083)	1,064	—	—	(30,083)
Shares withheld for taxes	(206)	(51)	206	(1,599)	51	—	—	(1,599)
Balance at September 28, 2007	161,101	$40,275	4,492	$(31,855)	$1,382,230	$(604,089)	$ (214)	$786,347
Net income	—	—	—	—	—	111,006	—	111,006
Impairment of Auction Rate Security	—	—	—	—	—	—	(912)	(912)
Pension adjustment	—	—	—	—	—	—	(54)	(54)
Other comprehensive loss	—	—	—	—	—	—	(966)	(966)
Comprehensive income	—	—	—	—	—	—	—	110,040
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	3,951	988	—	—	40,308	—	—	41,296
Issuance and expense of common shares for restricted stock and performance shares	780	195	—	—	8,401	—	—	8,596
Shares withheld for taxes	(240)	(60)	240	(2,063)	60	—	—	(2,063)
Balance at October 3, 2008	165,592	$41,398	4,732	$(33,918)	$1,430,999	$(493,083)	$(1,180)	$944,216

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Skyworks Solutions, Inc. ("Skyworks" or the "Company") designs, manufactures and markets a broad range of high performance analog and mixed signal semiconductors that enable wireless connectivity. Our power amplifiers (PAs), front-end modules (FEMs) and integrated radio frequency (RF) solutions can be found in many of the cellular handsets sold by the world's leading manufacturers. Leveraging our core analog technologies, we also offer a diverse portfolio of linear integrated circuits (ICs) that support automotive, broadband, cellular infrastructure, industrial and medical applications.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue from license fees and intellectual property is recognized when these fees are due and payable, and all other criteria of SEC Staff Accounting Bulletin No. 104, *Revenue Recognition,* have been met. We ship product on consignment to certain customers and only recognize revenue when the customer notifies us that the inventory has been consumed. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return on unsold products. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating a reserve.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required.

PRINCIPLES OF CONSOLIDATION

All majority owned subsidiaries are included in the Company's Consolidated Financial Statements and all intercompany balances are eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the Friday closest to September 30. Fiscal 2008 consisted of 53 weeks and ended on October 3, 2008. The extra week occurred in the fourth quarter and the Company does not believe it had a material impact on its results from operations. Fiscal years 2007 and 2006 each consisted of 52 weeks and ended on September 28, 2007 and September 29, 2006, respectively.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash deposited in demand deposits at banks and highly liquid investments with original maturities of 90 days or less as well as commercial paper with original maturities of 90 days or less.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INVESTMENTS

The Company's investments are classified as available for sale. These investments consist of an auction rate security (ARS) which has long-term underlying maturities (ranging from 20 to 40 years). Due to the recent disruptions in the credit markets the dutch auction process that normally would allow the Company to sell the security every 28-35 days has failed since August 2007. This investment and the auction rate security market is illiquid at this time. During the fiscal year ended October 3, 2008, the Company performed a comprehensive valuation and discounted cash flow analysis on the ARS. The Company concluded the value of the ARS was $2.3 million thus the carrying value of these securities was reduced by $0.9 million, reflecting this change in fair value. The Company assessed the decline in fair value to be temporary and recorded this reduction in shareholders' equity in accumulated other comprehensive loss. The Company will continue to closely monitor the ARS and evaluate the appropriate accounting treatment in each reporting period.

RESTRICTED CASH

Restricted cash is primarily used to collateralize the Company's obligation under a receivables purchase agreement under which it has agreed to sell from time to time certain of its accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, N.A. providing for a $50 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. For further information regarding the Facility Agreement, please see Note 8 to the Consolidated Financial Statements.

INVENTORIES

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. The Company provides for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions. The recoverability of inventories is assessed through an on-going review of inventory levels in relation to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand (generally in excess of twelve months), the value of such inventory that is not expected to be sold at the time of the review is written down. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero).

Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Some or all of the inventories that have been written-down may be retained and made available for sale. In the event that actual demand is higher than originally projected, a portion of these inventories may be able to be sold in the future. Inventories that have been written-down and are identified as obsolete are generally scrapped.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method. Significant renewals and betterments are capitalized and equipment taken out of service is written off. Maintenance and repairs, as well as renewals of a minor amount, are expensed as incurred.

Estimated useful lives used for depreciation purposes are 5 to 30 years for buildings and improvements and 3 to 10 years for machinery and equipment. Leasehold improvements are depreciated over the lesser of the economic life or the life of the associated lease.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

VALUATION OF LONG-LIVED ASSETS

Carrying values for long-lived assets and definite lived intangible assets, which excludes goodwill, are reviewed for possible impairment as circumstances warrant in connection with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Impairment reviews are conducted at the judgment of management whenever events or changes in circumstances indicate that the carrying amount of any such asset or asset group may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. The Company's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the Company's business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value of an asset or asset group, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset or asset group. Fair value is determined using discounted cash flows.

GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the Company's fair value to its net book value to determine if there is an indicator of impairment. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. The Company calculates fair value using the average market price of its common stock over a seven-day period surrounding the annual impairment testing date of the first day of the fourth fiscal quarter and the number of shares of common stock outstanding on the date of the annual impairment test (the first day of the fourth fiscal quarter). If the assessment in the first step indicates impairment then the Company performs step two. Step two of the analysis compares the implied fair value of goodwill to its carrying amount in a manner similar to a purchase price allocation for a business combination. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. Intangible assets are tested for impairment using an estimate of discounted cash flows expected to result from the use of the asset. We test our goodwill and other intangible assets for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill or other intangible assets may be impaired. Indicators such as unexpected adverse business conditions, economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts, may signal that an asset has become impaired.

DEFERRED FINANCING COSTS

Financing costs are capitalized as an asset on the Company's balance sheet and amortized on a straight-line basis over the life of the financing. If debt is extinguished early, a proportionate amount of deferred financing costs is charged to earnings.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the adequacy of the valuation allowance quarterly. Likewise, in the event that the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income or decrease the carrying value of goodwill in the period such determination was made.

It was previously the Company's intention to permanently reinvest the undistributed earnings of all its foreign subsidiaries in accordance with Accounting Principles Board Opinion No. 23, *Accounting for Income Taxes — Special Areas*. During the fiscal year ended September 30, 2005, the Company reversed its policy of permanently reinvesting the earnings of its Mexican business. For the fiscal year ended October 3, 2008, U.S. income tax was provided on current earnings attributable to our operations in Mexico. No provision has been made for U.S. federal, state, or additional foreign income taxes that would be due upon the actual or deemed distribution of undistributed earnings of the other foreign subsidiaries, which have been, or are, intended to be, permanently reinvested.

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, *Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards ("FASB Staff Position")*. The Company adopted the alternative transition method provided in the FASB Staff Position for calculating the tax effects of share-based compensation pursuant to SFAS 123(R) during the year ended September 29, 2006. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of SFAS 123(R). Under the simplified method the Company's beginning APIC pool is zero and the ending APIC pool balance at October 3, 2008 remains zero.

The calculation of our tax liabilities includes addressing uncertainties in the application of complex tax regulations. With the implementation effective September 29, 2007, Financial Accounting Standards Board (FASB) Interpretation (FIN) 48, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

We recognize liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our recognition threshold and measurement attribute of whether it is more likely than not that the positions we have taken in tax filings will be sustained upon tax audit, and the extent to which, additional taxes would be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period in which it is determined the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, short-term debt and accrued liabilities approximates fair value due to short-term maturities of these assets and liabilities. Fair values of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

long-term debt and investments are based on quoted market prices if available, and if not available a fair value is determined through a discounted cash flow analysis at the date of measurement.

SHARE-BASED COMPENSATION

The Company applies Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options, employee stock purchases related to the Company's 2002 Employee Stock Purchase Plan, restricted stock and other special equity awards based on estimated fair values. The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the applicable accounting standard as of October 1, 2005, the first day of the Company's fiscal year 2006.

The fair value of stock-based awards is amortized over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company uses a straight- line attribution method for all grants that include only a service condition. Due to the existence of a market condition, certain restricted stock grants are expensed over the service period for each separately vesting tranche.

Share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Share-based compensation expense recognized in the Company's Consolidated Statement of Operations for the fiscal year ended October 3, 2008 included compensation expense for share-based payment awards granted on or before, but not yet vested as of, September 30, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123") and compensation expense for the share-based payment awards granted subsequent to September 30, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). As share-based compensation expense recognized in the Consolidated Statement of Operations for the fiscal year ended October 3, 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Upon adoption of SFAS 123(R), the Company elected to retain its method of valuation for share-based awards using the Black-Scholes option-pricing model ("Black-Scholes model") which was also previously used for the Company's pro forma information required under SFAS 123. The Company's determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. For more complex awards with market-based performance conditions, the Company employs a Monte Carlo simulation method which calculates many potential outcomes for an award and establishes fair value based on the most likely outcome.

COMPREHENSIVE INCOME (LOSS)

The Company accounts for comprehensive income (loss) in accordance with the provisions of SFAS No. 130, *Reporting Comprehensive Income* ("SFAS No. 130"). SFAS No. 130 is a financial statement presentation standard that requires the Company to disclose non-owner changes included in equity but not included in net income or loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accumulated comprehensive loss presented in the financial statements consists of adjustments to the Company's auction rate securities and minimum pension liability as follows (in thousands):

	Pension Adjustments	Auction Rate Securities Adjustment	Accumulated Other Comprehensive Loss
Balance as of September 29, 2006	$(599)	$ —	$ (599)
Pension adjustment	159	—	159
Adjustment to initially apply SFAS 158	226	—	226
Balance as of September 28, 2007	$(214)	$ —	$ (214)
Pension adjustment	(54)	—	(54)
Impairment of auction rate security	—	(912)	(912)
Balance as of October 3, 2008	$(268)	$(912)	$(1,180)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

SFAS 157

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets carried at fair value, and years beginning after November 15, 2008 for non-financial assets not carried at fair value. The Company has not yet determined the impact that SFAS 157 will have on its results from operations or financial position.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159") including an amendment of SFAS No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for the Company beginning in fiscal 2009. The adoption of SFAS 159 will not have a material impact on the Company's results from operations or financial position.

SFAS 141(R)

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) applies to any transaction or other event that meets the definition of a business combination. Where applicable, SFAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures identifiable assets acquired, liabilities assumed, noncontrolling interest in the acquiree and goodwill or gain from a bargain purchase. In addition, SFAS 141(R) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement is to be applied prospectively for fiscal years beginning after December 15, 2008. The Company will evaluate the impact of SFAS 141(R) on its Consolidated Financial Statements in the event future business combinations are contemplated.

SFAS 160

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* ("SFAS 160"). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also amends certain of ARB 51's consolidation procedures for consistency with the requirements of SFAS 141(R). This

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The statement shall be applied prospectively as of the beginning of the fiscal year in which the statement is initially adopted. The Company does not expect the adoption of SFAS 160 to impact its results of operations or financial position because the Company does not have any minority interests.

SFAS 161

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 amends FASB Statement No. 133 to require enhanced disclosures about an entity's derivative and hedging activities thereby improving the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not currently hold any positions in derivative instruments or participate in hedging activities and thus does not expect the adoption of SFAS 161 to have any impact on its results of operations or financial position.

FSP No. 142-3

In April 2008, the FASB issued FASB Staff Position ("FSP") No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"). FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. The Company does not expect the adoption of FSP 142-3 to have any material impact on its results of operations or financial position.

FSP No. APB 14-1

In May 2008, the FASB issued FSP No. APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* ("FSP APB 14-1"). FSP APB 14-1 alters the accounting treatment for convertible debt instruments that allow for either mandatory or optional cash settlements. FSP APB 14-1 is expected to impact the Company's accounting for its 2007 Convertible Notes and previously held Junior Notes. This FSP requires registrants with specified convertible note features to recognize (non-cash) interest expense based on the market rate for similar debt instruments without the conversion feature. Furthermore, pursuant to its retrospective accounting treatment, the FSP requires prior period interest expense recognition. FSP APB 14-1 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The Company is currently evaluating FSP APB 14-1 and the impact that it will have on its Consolidated Financial Statements. The Company is not required to adopt FSP APB 14-1 until the first quarter of fiscal 2010.

FSP No. 133-1 and FIN 45-4

In September 2008, the FASB issued FSP No. 133-1, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133* ("FSP 133-1") and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161. This FSP amends FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the Board's intent about the effective date of FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. The provisions of this FSP that amend Statement 133 and Interpretation 45 shall be effective for reporting periods (annual or interim) ending after November 15, 2008. The Company does not currently hold any positions in derivative instruments or participate in hedging activities and thus does not expect the adoption of FSP 133-1 and FIN 45-4 to have any impact on its results of operations or financial position.

FSP No. FAS 157-3

In October 2008, the FASB issued FSP No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP 157-3") which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets carried at fair value, and years beginning after November 15, 2008 for non-financial assets not carried at fair value. The Company has not yet determined the impact that SFAS 157 will have on its results from operations or financial position.

3. BUSINESS COMBINATIONS

In October 2007, the Company paid $32.6 million in cash to acquire certain assets from two separate companies. The Company acquired raw materials, die bank, finished goods, proprietary GaAs PA/FEM designs and related intellectual property in a business combination from Freescale Semiconductor. We also acquired sixteen fundamental HBT and RF MEMs patents in an asset acquisition from another company. The purchase accounting on these acquisitions was finalized in March 2008.

The purchase prices as of October 23, 2007 were allocated based upon the fair value of the tangible and intangible assets acquired in accordance with Statement of Financial Accounting Standards ("SFAS") 141, *Business Combinations*. Based upon those calculations, the Company has definitively concluded that customer relationships have a fair value of $8.5 million, order backlog has a fair value of $1.6 million, developed technology has a fair value of $1.3 million, the Master Foundry Services agreement has a fair value of $0.9 million, patents have a fair value of $0.9 million, inventories have a fair value of $5.6 million and the remaining purchase price of $13.8 million is allocated to goodwill. The intangible assets will be amortized over periods ranging from 0.5 years to 5 years.

The Company's primary reasons for the above acquisitions were to expand its market share in power amplifiers and front end modules at certain existing customers, and increase the probability of future design wins with these customers. The significant factors that resulted in recognition of goodwill in one of the transactions were: (a) the purchase price was based on cash flow projections assuming the sale of the acquired inventory and the sale of the Company's next generation product (a derivative of the acquired inventory); and (b) there were very few tangible and identifiable intangible assets that qualified for recognition.

4. AVAILABLE FOR SALE SECURITIES

The Company accounts for its investment in debt and equity securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and classifies them as "available for sale". At October 3, 2008, these securities consist of $3.2 million in amortized cost of auction rate securities ("ARS"), which are long-term debt instruments which provide liquidity through a Dutch auction process that resets interest rates each month. The recent uncertainties in the credit markets have disrupted the liquidity of this process resulting in failed auctions.

During the fiscal year ended October 3, 2008, the Company performed a comprehensive valuation and discounted cash flow analysis on the ARS. The Company concluded the value of the ARS was $2.3 million thus the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

carrying value of these securities was reduced by $0.9 million, reflecting this change in fair value. The Company assessed the decline in fair value to be temporary and recorded this reduction in shareholders' equity in accumulated other comprehensive loss. The Company will continue to closely monitor the ARS and evaluate the appropriate accounting treatment in each reporting period. The Company holds no other auction rate securities.

ARS were classified in prior periods as current assets under "Short-term Investments". Given the failed auctions, the Company's ARS are considered to be illiquid until there is a successful auction. Accordingly, the remaining ARS balance has been reclassified to non-current other assets.

Marketable securities as of September 28, 2007 were categorized as available for sale and consisted solely of auction rate securities with a fair value equal to amortized cost.

5. INVENTORY

Inventories consist of the following (in thousands):

	As of	
	October 3, 2008	September 28, 2007
Raw materials	$ 8,005	$ 6,624
Work-in-process	64,305	48,128
Finished goods	31,481	27,357
	$103,791	$82,109

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (in thousands):

	As of	
	October 3, 2008	September 28, 2007
Land	$ 9,423	$ 9,423
Land and leasehold improvements	4,989	4,394
Buildings	39,708	39,730
Furniture and Fixtures	24,889	24,485
Machinery and equipment	382,582	343,551
Construction in progress	29,845	12,671
	491,436	434,254
Accumulated depreciation and amortization	(318,076)	(280,738)
	$ 173,360	$ 153,516

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets consist of the following (in thousands):

	Weighted Average Amortization Period (Years)	As of October 3, 2008 Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	As of September 28, 2007 Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill		$483,671	$ —	$483,671	$480,890	$ —	$480,890
Amortized intangible assets							
Developed technology	5-10	$ 11,850	$ (7,533)	$ 4,317	$ 10,550	$ (6,399)	$ 4,151
Customer relationships	5-10	21,210	(9,650)	11,560	12,700	(6,678)	6,022
Patents	3	900	(300)	600	—	—	—
Other	.5-3	2,649	(2,649)	—	122	(122)	—
		36,609	(20,132)	16,477	23,372	(13,199)	10,173
Unamortized intangible assets							
Trademarks		3,269	—	3,269	3,269	—	3,269
Total intangible assets		$ 39,878	$(20,132)	$ 19,746	$ 26,641	$(13,199)	$ 13,442

Annual amortization expense related to intangible assets is as follows (in thousands):

	Fiscal Years Ended October 3, 2008	September 28, 2007	September 29, 2006
Amortization expense	$6,933	$2,144	$2,144

The changes in the gross carrying amount of goodwill and intangible assets are as follows:

	Goodwill	Developed Technology	Customer Relationships	Trademarks	Patents and Other	Total
Balance as of September 29, 2006	$493,389	$10,550	$12,700	$3,269	$ 122	$520,030
Deductions during year	(12,499)	—	—	—	—	(12,499)
Balance as of September 28, 2007	$480,890	$10,550	$12,700	$3,269	$ 122	$507,531
Additions during period	13,779	1,300	8,510	—	3,427	27,016
Deductions during year	(10,998)	—	—	—	—	(10,998)
Balance as of October 3, 2008	$483,671	$11,850	$21,210	$3,269	$3,549	$523,549

In October 2007, the Company paid $32.6 million in cash to acquire certain assets from two separate companies resulting in the allocation of approximately $13.8 million to goodwill. For additional information regarding these acquisitions see Note 3, Business Combinations.

Goodwill was reduced by $11.0 million in fiscal 2008 and $12.5 million in fiscal 2007 as a result of the realization of deferred tax assets. The benefit from the recognition of a portion of these deferred items reduces the carrying value of goodwill instead of reducing income tax expense. Accordingly, future realization of certain deferred tax assets will reduce the carrying value of goodwill. The remaining deferred tax assets that could reduce goodwill in future periods are $7.6 million as of October 3, 2008.

The Company tests its goodwill for impairment annually as of the first day of its fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company completed its annual goodwill impairment test for fiscal 2008 and determined that as of July 1, 2008, its goodwill was not impaired.

Annual amortization expense related to intangible assets is expected to be as follows (in thousands):

	2009	2010	2011	2012	2013
Amortization expense	$4,406	$4,406	$4,106	$3,559	$—

8. BORROWING ARRANGEMENTS

LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	Fiscal Years Ended	
	October 3, 2008	September 28, 2007
Junior Notes	$ —	$ 49,335
2007 Convertible Notes	137,616	200,000
Long-term debt	$137,616	$249,335
Less-current maturities	—	49,335
	$137,616	$200,000

On March 2, 2007, the Company issued $200.0 million aggregate principal amount of convertible subordinated notes ("2007 Convertible Notes"). The offering contained two tranches. The first tranche consisted of $100.0 million of 1.25% convertible subordinated notes due March 2010. The second tranche consisted of $100.0 million of 1.50% convertible subordinated notes due March 2012. The conversion price of the 2007 Convertible Notes is 105.0696 shares per $1,000 principal amount of notes to be redeemed, which is the equivalent of a conversion price of approximately $9.52 per share, plus accrued and unpaid interest, if any, to the conversion date. Holders may require the Company to repurchase the 2007 Convertible Notes upon a change in control of the Company. The Company pays interest in cash semi-annually in arrears on March 1 and September 1 of each year. It has been the Company's historical practice to cash settle the principal and interest components of convertible debt instruments, and it is our intention to continue to do so in the future, including settlement of the 2007 Convertible Notes. During the fiscal year ended October 3, 2008, the Company redeemed $50.0 million and $12.4 million in aggregate principal amount of the 1.25% and 1.50% convertible subordinated notes, respectively, at an average redemption price of $109.02. A premium of approximately $5.8 million, along with approximately $1.0 million in deferred financing costs was recorded as a charge against earnings in fiscal 2008.

Junior Notes represent the Company's 4.75% convertible subordinated notes due November 2007. Prior to repayment, these Junior Notes were convertible into 110.4911 shares of common stock per $1,000 principal balance, which is the equivalent of a conversion price of approximately $9.05 per share. The Company paid interest in cash semi-annually in arrears on May 15 and November 15 of each year. During the fiscal year ended September 28, 2007, the Company redeemed $130.0 million in aggregate principal amount of the Junior Notes at a redemption price of $1,000 per $1,000 principal amount of notes plus $2.3 million in accrued and unpaid interest. The fair value of the Company's Junior Notes approximated $50.2 million at September 28, 2007. The Company retired the remaining $49.3 million in aggregate principal amount of the Junior Notes, plus $1.2 million in accrued and unpaid interest, on the due date of November 15, 2007.

On December 21, 2006, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position Emerging Issues Task Force 00-19-2 ("FSP EITF 00-19-2"). FSP EITF 00-19-2 specifies that the contingent obligation to make future payments, or otherwise transfer consideration under a registration payment arrangement, should be separately recognized and measured in accordance with FASB Statement No. 5, *Accounting for*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Contingencies ("FASB 5"). The Company adopted FSP EITF 00-19-2 on September 29, 2007. The Company agreed to file a shelf registration statement under the Securities Act of 1933 (the "Securities Act") not later than 120 days after the first date of original issuance of the 2007 Convertible Notes. The Company agreed to utilize commercially reasonable efforts to have this shelf registration statement declared effective not later than 180 days after the first date of original issuance of the notes, and to keep it effective until the earliest of: 1) two years from the effective date of the shelf registration statement; 2) the date when all registrable securities have been registered under the Securities Act and disposed of; and 3) the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act. The Company filed the shelf registration statement within 120 days of the original issuance of the 2007 Convertible Notes and the shelf registration statement was declared effective within 180 days after the first date of original issuance of the notes. If the shelf registration statement ceases to be effective within two years from the effective date of the shelf registration statement the Company will be obligated to pay an additional 0.25% interest per annum for the first 90 days after the occurrence of the registration default and at the rate of 0.50% per annum thereafter. The Company has concluded that it is not probable that a contingent liability has been incurred at October 3, 2008 pursuant to the application of FASB 5 and thus has not recorded a liability.

Aggregate annual maturities of long-term debt are as follows (in thousands):

Fiscal Year	Maturity
2009	—
2010	50,000
2011	—
2012	87,616
	$137,616

SHORT-TERM DEBT

Short-term debt consists of the following (in thousands):

	Fiscal Years Ended	
	October 3, 2008	September 28, 2007
Current maturities of long-term debt	—	49,335
Facility Agreement	50,000	50,000
	$50,000	$99,335

On July 15, 2003, the Company entered into a receivables purchase agreement under which it has agreed to sell from time to time certain of its accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, N.A. providing for a $50.0 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. As a part of the consolidation, any interest incurred by Skyworks USA related to monies it borrows under the Facility Agreement is recorded as interest expense in the Company's results of operations. The Company performs collections and administrative functions on behalf of Skyworks USA. The Company renewed the Facility Agreement on July 11, 2008 for a one year term. Interest related to the Facility Agreement is at LIBOR plus 0.75%. As of October 3, 2008, Skyworks USA had borrowed $50.0 million under this agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9. INCOME TAXES

Income (loss) before income taxes consists of the following components (in thousands):

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
United States	$79,931	$54,685	$(87,169)
Foreign	2,257	2,085	14,395
	$82,188	$56,770	$(72,774)

The provision for income taxes consists of the following (in thousands):

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
Current tax expense (benefit):			
Federal	$ 1,310	$ —	$ (52)
State	(72)	(461)	—
Foreign	(94)	1,149	438
	1,144	688	386
Deferred tax expense (benefit):			
Federal	(36,405)	(1,672)	—
State	—	—	—
Foreign	(571)	104	14,992
	(36,976)	(1,568)	14,992
Charge in lieu of tax expense	7,014	—	—
Provision for income taxes	$(28,818)	$ (880)	$15,378

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The actual income tax expense is different than that which would have been computed by applying the federal statutory tax rate to income (loss) before income taxes. A reconciliation of income tax expense as computed at the United States Federal statutory income tax rate to the provision for income tax expense follows (in thousands):

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
Tax (benefit) expense at United States statutory rate	$ 28,766	$ 19,870	$(25,471)
Foreign tax rate difference	(436)	(301)	10,391
Deemed dividend from foreign subsidiary	102	—	—
Research and development credits	(7,970)	(7,495)	(1,500)
Release of tax reserve	(999)	(461)	—
Change in valuation allowance	(59,315)	(14,306)	31,261
Charge in lieu of tax expense	7,014	—	—
Foreign withholding tax	—	825	—
Non deductible debt retirement premium	1,741	—	—
Alternative minimum tax	1,306	—	—
Other, net	973	988	697
Provision for income taxes	$(28,818)	$ (880)	$ 15,378

During the fiscal years ended October 3, 2008 and September 28, 2007, the valuation allowance was reduced by $11.0 million and $12.5 million, respectively, resulting from the partial recognition of certain acquired tax benefits that were subject to a valuation allowance at the time of acquisition, the realization of which required a reduction of goodwill. Of this amount, $7.0 million and $0.0 million is included in the charge in lieu of tax expense in the table above for fiscal 2008 and fiscal 2007, respectively, and $4.0 million and $12.5 million is included in the change in the valuation allowance for fiscal 2008 and fiscal 2007, respectively. There were no comparable amounts in the fiscal year ended September 29, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following (in thousands):

	Fiscal Years Ended	
	October 3, 2008	September 28, 2007
Deferred Tax Assets:		
Current:		
Inventories	$ 3,726	$ 5,978
Bad debts	329	559
Accrued compensation and benefits	3,460	3,364
Product returns, allowances and warranty	849	1,037
Restructuring	888	1,904
Current deferred tax assets	9,252	12,842
Less valuation allowance	(3,420)	(10,213)
Net current deferred tax assets	5,832	2,629
Long-term:		
Property, plant and equipment	9,726	10,739
Intangible assets	9,904	11,018
Retirement benefits and deferred compensation	13,817	9,949
Net operating loss carryforwards	44,903	75,884
Federal tax credits	37,170	34,139
State investment credits	19,106	16,268
Other — net	733	1,482
Long-term deferred tax assets	135,359	159,479
Less valuation allowance	(79,429)	(141,042)
Net long-term deferred tax assets	55,930	18,437
Deferred tax assets	144,611	172,321
Less valuation allowance	(82,849)	(151,255)
Net deferred tax assets	61,762	21,066
Deferred Tax Liabilities:		
Current:		
Prepaid insurance	(739)	(716)
Other — net	(2,221)	(1,549)
Current deferred tax liabilities	(2,960)	(2,265)
Long-term:		
Intangible assets	(2,738)	(3,978)
Long-term deferred tax liabilities	(2,738)	(3,978)
Net deferred tax liabilities	(5,698)	(6,243)
Total deferred tax assets	56,064	14,823

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with SFAS 109, *Accounting for Income Taxes*, management has determined that it is more likely than not that a portion of our historic and current year income tax benefits will not be realized. As of October 3, 2008, the Company has established a valuation allowance for deferred tax assets of $82.9 million. The net change in the valuation allowance of $68.4 million during fiscal 2008 is principally due to the recognition of tax benefits offset against current year taxable income of $83.4 million and a reduction in the end of year valuation allowance of $40.0 million based on our assessment of the amount of deferred tax assets that are realizable on a more likely than not basis. When recognized, the tax benefits relating to any future reversal of the valuation allowance on deferred tax assets at October 3, 2008 will be accounted for as follows: approximately $71.4 million will be recognized as an income tax benefit, $7.6 million will be recognized as a reduction to goodwill and $3.9 million will be recognized as an increase to shareholders' equity for certain tax deductions from employee stock options.

Based on the Company's evaluation of the realizability of its United States net deferred tax assets and other future deductible items through the generation of future taxable income, $40.0 million of the Company's valuation allowance was reversed at October 3, 2008. The amount reversed consisted of $36.4 million recognized as income tax benefit, and $3.6 million recognized as a reduction to goodwill. Deferred tax assets have been recognized for foreign operations when management believes they will more likely than not be recovered during the carryforward period. We will continue to assess our valuation allowance in future periods.

In 2006, the Company reorganized its Mexico operations. As a result, the long term deferred tax asset relating to the impairment of Mexico assets was written off because the machinery and equipment was transferred to a United States company. The write-off increased tax expense by $14.6 million net of a deferred tax charge associated with this reorganization. The deferred tax asset allowable for United States tax purposes is included in the Company's U.S. deferred tax assets subject to a valuation allowance as previously discussed.

As of October 3, 2008, the Company has United States federal net operating loss carryforwards of approximately $130.6 million, which will expire at various dates through 2027 and aggregate state net operating loss carryforwards of approximately $1.4 million, which will expire at various dates through 2017. The Company also has United States federal and state income tax credit carryforwards of approximately $56.3 million. The United States federal tax credits expire at various dates through 2028. The state tax credits relate primarily to California research tax credits which can be carried forward indefinitely.

No provision has been made for United States federal, state, or additional foreign income taxes related to approximately $8.9 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practicable to determine the United States federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

The Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*, as of the beginning of fiscal year 2008. As of the date of adoption, the Company's gross unrecognized tax benefits totaled $7.3 million. Included in this amount is $0.6 million which would impact the effective tax rate, if recognized. As of October 3, 2008, the Company's gross unrecognized tax benefits totaled $7.9 million. Included in this amount is $0.6 million which would impact the effective tax rate, if recognized. The remaining unrecognized tax benefits would not impact the effective tax rate, if recognized, due to the Company's valuation allowance. There are no positions which we anticipate could change within the next twelve months.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

Balance at September 29, 2007	$7,315
Increases based on positions related to prior years	351
Increases based on positions related to current year	813
Decreases relating to lapses of applicable statutes of limitations	(605)
Balance at October 3, 2008	$7,874

The Company's major tax jurisdictions as of October 3, 2008 for FIN 48 are the U.S., California, and Iowa. For the U.S., the Company has open tax years dating back to fiscal year 1998 due to the carryforward of tax attributes. For California, the Company has open tax years dating back to fiscal year 2002 due to the carryforward of tax attributes. For Iowa, the Company has open tax years dating back to fiscal year 2002 due to the carryforward of tax attributes.

During the year ended October 3, 2008, the statute of limitations period expired relating to an unrecognized tax benefit. The expiration of the statute of limitations period resulted in the recognition of $0.6 million of previously unrecognized tax benefit, which impacted the effective tax rate, and $0.5 million of accrued interest related to this tax position was reversed during the year. Including this reversal, total year-to-date accrued interest related to the Company's unrecognized tax benefits was a benefit of $0.4 million.

10. STOCKHOLDERS' EQUITY

COMMON STOCK

The Company is authorized to issue (1) 525,000,000 shares of common stock, par value $0.25 per share, and (2) 25,000,000 shares of preferred stock, without par value.

Holders of the Company's common stock are entitled to such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside. In the event of the Company's liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock.

Each holder of the Company's common stock is entitled to one vote for each such share outstanding in the holder's name. No holder of common stock is entitled to cumulate votes in voting for directors. The Company's second amended and restated certificate of incorporation provides that, unless otherwise determined by the Company's Board of Directors, no holder of common stock has any preemptive right to purchase or subscribe for any stock of any class which the Company may issue or sell.

In March 2007, the Company repurchased approximately 4.3 million of its common shares for $30.1 million as authorized by the Company's Board of Directors. The Company has no publicly disclosed stock repurchase plans.

At October 3, 2008, the Company had 170,322,804 shares of common stock issued and 165,591,830 shares outstanding.

PREFERRED STOCK

The Company's second amended and restated certificate of incorporation permits the Company to issue up to 25,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by the Company's Board of Directors without any further action by the Company's stockholders. The designation, powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of each

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock. At October 3, 2008, the Company had no shares of preferred stock issued or outstanding.

EMPLOYEE STOCK BENEFIT PLANS

The following table summarizes pre-tax share-based compensation expense related to employee stock options, restricted stock grants, performance stock grants, employee stock purchases, and management incentive compensation under SFAS 123(R) for the fiscal years ended October 3, 2008, September 28, 2007, and September 29, 2006, respectively.

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
		(In thousands)	
Stock Options	$11,283	$ 7,781	$11,229
Non-vested restricted stock with service and market conditions	3,935	2,501	703
Non-vested restricted stock with service conditions	1,111	1,451	272
Performance shares	3,525	655	316
Employee Stock Purchase Plan	1,595	1,349	1,699
Incremental Fiscal Year 2008 Management Short-Term Incentive	1,663	—	—
Other	100	—	—
	$23,212	$13,737	$14,219

Share-based compensation for the fiscal year ended October 3, 2008 includes approximately $1.7 million related to the portion of fiscal 2008 short-term management incentive compensation that exceeded target metrics that was paid in unrestricted common stock after year end. The Company anticipates an immaterial amount of share dilution as a result of this arrangement.

Employee Stock Purchase Plan

The Company maintains a domestic and an international employee stock purchase plan. Under these plans, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each offering period (generally six months). The plans provide for purchases by employees of up to an aggregate of 8.1 million shares through December 31, 2012. Shares of common stock purchased under these plans in fiscal 2008, 2007, and 2006 were 790,556, 830,103, and 835,621, respectively. At October 3, 2008, there are 2.7 million shares available for purchase. The Company recognized compensation expense of $1.6 million, $1.3 million, and $1.7 million for the fiscal years ended October 3, 2008, September 28, 2007, and September 29, 2006, respectively.

Employee and Director Stock Option Plans

The Company has share-based compensation plans under which employees and directors may be granted options to purchase common stock. Options are generally granted with exercise prices at not less than the fair market value on the grant date, generally vest over 4 years and expire 7 or 10 years after the grant date. As of October 3, 2008, a total of 70.6 million shares are authorized for grant under the Company's share-based compensation plans, with 24.7 million options outstanding. The number of common shares reserved for granting of future awards to employees and directors under these plans was 9.3 million at October 3, 2008. The remaining unrecognized compensation expense on stock options at October 3, 2008 was $17.0 million, and the weighted average period over which the cost is expected to be recognized is approximately 2.2 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of October 3, 2008, the Company had 10 equity compensation plans under which our equity securities are authorized for issuance to our employees and/or directors:

- the 1994 Non-Qualified Stock Option Plan
- the 1996 Long-Term Incentive Plan
- the Directors' 1997 Non-Qualified Stock Option Plan
- the 1999 Employee Long-Term Incentive Plan
- the Directors' 2001 Stock Option Plan
- the Non-Qualified Employee Stock Purchase Plan
- the 2002 Employee Stock Purchase Plan
- the Washington Sub, Inc. 2002 Stock Option Plan and
- the 2005 Long-Term Incentive Plan
- the 2008 Director Long-Term Incentive Plan

Except for the 1999 Employee Long-Term Incentive Plan, the Washington Sub, Inc. 2002 Stock Option Plan and the Non-Qualified Employee Stock Purchase Plan, each of the foregoing equity compensation plans was approved by our stockholders.

Restricted Stock Awards with Service Conditions

The Company's share-based compensation plans provide for awards of restricted shares of common stock and other stock-based incentive awards to officers, other employees and certain non-employees. Restricted stock awards are subject to forfeiture if employment terminates during the prescribed retention period (generally within four years of the date of award).

The Company granted 50,000, 38,000, and 106,000 restricted shares in the fiscal years ended October 3, 2008, September 28, 2007, and September 29, 2006, respectively, with a four year graded vesting. The remaining unrecognized compensation expense on restricted stock with service conditions outstanding at October 3, 2008 was $0.7 million, and the weighted average period over which the cost is expected to be recognized is 3.0 years.

The Company also granted 20,000 and 446,000 shares of restricted common stock during the fiscal years ended September 28, 2007, and September 29, 2006, respectively, that will vest over a three-year period (50% at the end of year 1, and 25% at the end of both year 2 and year 3). As of October 3, 2008, 75% of these grants have vested. The remaining unrecognized compensation expense on restricted stock with service conditions outstanding at October 3, 2008 was $0.5 million. The weighted average period over which the cost is expected to be recognized is approximately 1.0 years.

In addition, during the fiscal year ended October 3, 2008, under the new 2008 Director Long-Term Incentive Plan, the Company issued a total of 100,000 restricted stock awards to Directors with a three-year graded vesting. The remaining unrecognized compensation expense on restricted stock with service conditions outstanding at October 3, 2008 was $0.5 million. The weighted average period over which the cost is expected to be recognized is approximately 1.9 years.

Restricted Stock Awards with Market Conditions and Service Conditions

The Company granted 576,688 and 606,488 shares of restricted common stock during the fiscal years ended October 3, 2008, and September 28, 2007, respectively, with service and market conditions on vesting. If the restricted stock recipient meets the service condition but not the market condition in years 1, 2, 3 and 4, then the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

restricted stock vests 0% at the end of year 1, 33.3% at the end of year 2, 33.3% at the end of year 3 and 33.3% at the end of year 4. The market condition allows for accelerated vesting of the award as of the first, second and if not previously accelerated, the third anniversaries of the grant date. Specifically, if the Company's stock performance meets or exceeds the 60th percentile of its selected peer group for the years ended on each of the first three anniversaries of the grant date, then 33.3% of the award vests upon each anniversary (up to 100%). The Company calculated a derived service period of approximately 3.0 years using a Monte-Carlo simulation to simulate a range of possible future stock prices for the Company and the members of the Company's selected peer group.

The Company granted 493,128 shares of restricted common stock with service and market conditions on vesting during the fiscal year ended September 29, 2006. The market condition allows for accelerated vesting of the award as of the first, second, and, if not previously accelerated, the third anniversary of the grant date. Specifically, if the Company's stock performance meets or exceeds the 60th percentile of its selected peer group for the years ended on each of the first three anniversaries of the grant date, then 50% of the award vests upon each anniversary (up to 100%). If the restricted stock recipient meets the service condition but not the market condition in years 1, 2 and 3, then the restricted stock vests 50% at the end of year 3 and 50% at the end of year 4. The Company calculated a derived service period of approximately 2.5 years using a Monte-Carlo simulation to simulate a range of possible future stock prices for the Company and the members of the Company's selected peer group. As of November 8, 2006, and November 8, 2007, the Company's stock performance had exceeded the 60th percentile of its selected peer group resulting in the vesting of 100% of the aforementioned shares.

The remaining unrecognized compensation expense on restricted stock with market and service conditions outstanding at October 3, 2008 was $3.8 million. The weighted average period over which the cost is expected to be recognized is approximately 1.6 years.

Performance Units with Milestone-Based Performance Conditions

The Company granted 160,500, 223,200 and 222,000 performance units with milestone-based performance conditions to non-executives during the fiscal years ended October 3, 2008, September 28, 2007, and September 29, 2006, respectively. The performance units will convert to common stock at such time that the performance conditions are deemed to be achieved. The performance units will be expensed over implicit performance periods ranging from 11-23 months. The Company will utilize both quantitative and qualitative criteria to judge whether the milestones are probable of achievement. If the milestones are deemed to be not probable of achievement, no expense will be recognized until such time as they become probable of achievement. If a milestone is initially deemed probable of achievement and subsequent to that date it is deemed to be not probable of achievement, the Company will discontinue recording expense on the units. If the milestone is deemed to be improbable of achievement, any expense recorded on those performance units will be reversed. As of the fiscal year ended October 3, 2008, September 28, 2007, and September 29, 2006, the fair value of the performance units at the date of grant were $1.4 million, $1.5 million, and $1.2 million, respectively. We issued 100,466 shares, 103,688 shares, and 49,000 shares in fiscal 2008, fiscal 2007, and fiscal 2006, respectively as a result of milestone achievement. In addition, certain other milestones were deemed to be probable of achievement thus, we recorded total compensation expense of $1.2 million, $0.7 million and $0.3 million in the fiscal years ended October 3, 2008, September 28, 2007 and September 29, 2006, respectively.

The Company awarded 725,000 performance shares based on future stock price appreciation to executives during the fiscal year ended October 3, 2008. Each executive has the ability to earn Nominal (50% of Target), Target, Stretch (150% of Target), or no shares depending on performance within a three year period. On November 6, 2007, a base price was set (based on the trailing 60 day average stock price) and stock price hurdles were set (based on appreciation of 20%, 40% and 60% of the base price). Actual performance is measured using a rolling 60 day average and shares are locked in when Skyworks meets or exceeds a stock price hurdle. Shares are not cumulative and each targeted stock price is a "hurdle" (there is no interpolation for performance between hurdles). Locked in shares will be delivered to the executive at the end of the three year period as long as the executive is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

actively employed. If the Nominal stock price hurdle (1st Hurdle) is not met or exceeded by the end of the three year period then the shares expire. If a change of control occurs within the three year performance period then the executive will receive the higher of the actual amount earned (locked in) or Target (the last day of the 60 day average will include the closing price on the date of the transaction). As of the fiscal year ended October 3, 2008, the fair value of the performance units at the date of grant was $7.5 million. At October 3, 2008, the Company had recorded total compensation expense of $2.3 million.

Share-Based Compensation Plans for Directors

The Company has four share-based compensation plans under which options and restricted stock have been granted for non-employee directors — the 1994 Non-Qualified Stock Option Plan, the 1997 Directors' Non-Qualified Stock Option Plan, the Directors' 2001 Stock Option Plan, and the 2008 Directors' Long-Term Incentive Plan. Under the four plans, a total of 2.2 million shares have been authorized for option grants. Under the current 2008 Directors' Long-Term Incentive Plan, a total of 0.6 million shares are available for new grants as of October 3, 2008. The 2008 Directors' Long-Term Incentive Plan is structured to provide options and restricted common stock to non-employee directors as follows: a new director receives a total of 25,000 options and 12,500 shares of restricted common stock upon becoming a member of the Board; and continuing directors receive 12,500 shares of restricted common stock after each Annual Meeting of Stockholders. Under this plan, the option price is the fair market value at the time the option is granted. All options granted are exercisable at 25% per year beginning one year from the date of grant. The maximum contractual term of the director plans is 10 years. At October 3, 2008, a total of 0.9 million options at a weighted average exercise price of $9.75 per share are outstanding under these four plans, and 0.7 million shares were exercisable at a weighted average exercise price of $10.74 per share. The remaining unrecognized compensation expense on director stock options at October 3, 2008 was $0.4 million and the weighted average period over which the cost is expected to be recognized is approximately 1.8 years. There were 60,000 options exercised under these plans for both the fiscal years ended October 3, 2008 and September 28, 2007. There were no options exercised during the fiscal year ended September 29, 2006. The above-mentioned activity for the share-based compensation plans for directors is included in the option tables below.

Distribution and Dilutive Effect of Options

The following table illustrates the grant dilution and exercise dilution:

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
		(In thousands)	
Shares of common stock outstanding	165,592	161,101	161,659
Granted	3,002	3,192	3,869
Cancelled/forfeited	(3,628)	(4,495)	(4,176)
Expired	—	—	—
Net options granted	(626)	(1,303)	(307)
Grant dilution(1)	(0.4)%	(0.8)%	(0.2)%
Exercised	2,582	1,707	393
Exercise dilution(2)	1.6%	1.1%	0.2%

(1) The percentage for grant dilution is computed based on net options granted as a percentage of shares of common stock outstanding.

(2) The percentage for exercise dilution is computed based on options exercised as a percentage of shares of common stock outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

General Option Information

A summary of stock option transactions follows (shares in thousands):

	Shares Available for Grant	Options Outstanding: Shares	Options Outstanding: Weighted Average Exercise Price of Shares under Plan
Balance outstanding at September 30, 2005	8,415	31,578	$12.99
Granted(1)	(5,770)	3,869	5.19
Exercised	—	(393)	4.44
Cancelled/forfeited(2)	2,386	(4,176)	12.65
Additional shares reserved	10,000	—	—
Balance outstanding at September 29, 2006	15,031	30,878	$12.17
Granted(1)	(4,524)	3,192	6.78
Exercised	—	(1,707)	4.84
Cancelled/forfeited(2)	3,247	(4,495)	12.47
Additional shares reserved	—	—	—
Balance outstanding at September 28, 2007	13,754	27,868	$11.96
Granted(1)	(5,965)	3,002	9.25
Exercised	—	(2,582)	6.99
Cancelled/forfeited(2)	826	(3,628)	17.52
Additional shares reserved	720	—	—
Balance outstanding at October 3, 2008	9,335	24,660	$11.38

(1) "Granted" under "Shares Available for Grant" includes restricted and performance stock awards for the years ended October 3, 2008, September 28, 2007, and September 29, 2006 of 2.0 million, 0.9 million, and 1.2 million shares, respectively. Pursuant to the plan under which they were awarded, these restricted and performance stock grants are deemed equivalent to the issue of 3.0 million, 1.3 million, and 1.9 million stock options, respectively.

(2) "Cancelled" under "Shares Available for Grant" do not include any cancellations under terminated plans. For the years ended October 3, 2008, September 28, 2007, and September 29, 2006, cancellations under terminated plans were 2.5 million, 1.6 million, and 1.8 million shares, respectively. "Cancelled" under "Shares Available for Grant" also include restricted and performance grants cancellations of 0.2 million and 0.2 million for the fiscal years ended October 3, 2008 and September 28, 2007, respectively. Pursuant to the plan under which they were awarded, these cancellations are deemed equivalent to the cancellation of 0.3 million and 0.3 million stock options for the fiscal years ended October 3, 2008 and September 28, 2007, respectively.

Options exercisable at the end of each fiscal year (shares in thousands):

	Shares	Weighted Average Exercise Price
2008	17,687	$12.86
2007	20,909	$13.72
2006	23,136	$14.05

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information concerning currently outstanding and exercisable options as of October 3, 2008 (shares and aggregate intrinsic value in thousands):

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value	Options Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
$1.82 - $5.80	4,251	5.4	$ 4.95	$10,718	2,843	4.9	$ 4.88	$7,361
$5.89 - $8.93	5,682	6.5	$ 7.61	2,213	2,779	5.9	$ 7.99	761
$8.94 - $9.33	5,243	6.7	$ 9.25	—	2,663	5.0	$ 9.17	—
$9.40 - $17.12	5,746	2.8	$13.36	—	5,664	2.7	$13.41	—
$17.20 - $69.48	3,738	2.1	$24.35	—	3,738	2.1	$24.35	—
	24,660	4.9	$11.38	$12,931	17,687	3.8	$12.86	$8,122

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price of $7.47 as of October 3, 2008, which would have been received by the option holders had all option holders exercised their options as of that date. The aggregate intrinsic value of options exercised for the fiscal years ended October 3, 2008, September 28, 2007, and September 29, 2006 were $7.5 million, $4.4 million, and $0.7 million, respectively. The fair value of stock options vested at October 3, 2008, September 28, 2007, and September 29, 2006 were $54.7 million, $58.8 million, and $63.2 million, respectively. The total number of in-the-money options exercisable as of October 3, 2008 was 3.9 million.

Restricted Shares and Performance Unit Information

A summary of the share transactions follows (shares in thousands):

	Shares	Weighted Average Grant-Date Fair Value
Balance Outstanding at September 30, 2005	161	$5.20
Granted	1,094	5.14
Vested(1)	(89)	4.94
Forfeited	(12)	5.14
Balance Outstanding at September 29, 2006	1,154	$5.17
Granted	768	6.86
Vested(1)	(616)	5.51
Forfeited	(86)	5.41
Balance Outstanding at September 28, 2007	1,220	$6.04
Granted	827	8.82
Vested(1)	(691)	6.08
Forfeited	(47)	6.76
Balance Outstanding at October 3, 2008	1,309	$7.75

(1) Restricted stock vested during the fiscal years ended October 3, 2008, September 28, 2007, and September 29, 2006 were 590,092 shares, 512,256 shares, and 40,127 shares, respectively. Performance units vested during the fiscal years ended October 3, 2008, September 28, 2007, and September 29, 2006 were 100,466 shares, 103,688 shares, and 49,000 shares, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Valuation and Expense Information under SFAS 123(R)

The following table summarizes pre-tax share-based compensation expense related to employee stock options, employee stock purchases, and restricted stock grants under SFAS 123(R) for the fiscal years ended October 3, 2008, September 28, 2007, and September 29, 2006 which was allocated as follows:

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
		(In thousands)	
Cost of sales	2,974	1,274	2,174
Research and development	8,700	5,590	6,311
Selling, general and administrative	11,538	6,873	5,734
Share-based compensation expense included in operating expenses	$23,212	$13,737	$14,219

During both the fiscal years ended September 28, 2007 and September 29, 2006, the Company had capitalized share-based compensation expense of $0.3 million in inventory. For the fiscal year ended October 3, 2008, the Company recorded $(0.1) million capitalized share-based compensation expense in inventory.

The weighted-average estimated grant date fair value of employee stock options granted during the fiscal years ended October 3, 2008, September 28, 2007, and September 29, 2006 were $4.78 per share, $3.82 per share, and $3.19 per share, respectively, using the Black Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
Expected volatility	53.87%	57.32%	59.27%
Risk free interest rate (7 year contractual life options)	3.08%	4.18%	4.55%
Risk free interest rate (10 year contractual life options)	3.54%	4.30%	4.55%
Dividend yield	0.00	0.00	0.00
Expected option life (7 year contractual life options)	4.42	4.57	4.42
Expected option life (10 year contractual life options)	5.80	5.86	5.84

The Company used an arithmetic average of historical volatility and implied volatility to calculate its expected volatility during the year ended October 3, 2008. Historical volatility was determined by calculating the mean reversion of the weekly-adjusted closing stock price over the 6.23 years between June 25, 2002 and September 19, 2008. The implied volatility was calculated by analyzing the 52-week minimum and maximum prices of publicly traded call options on the Company's common stock. The Company concluded that an arithmetic average of these two calculations provided for the most reasonable estimate of expected volatility under the guidance of SFAS 123(R).

The risk-free interest rate assumption is based upon observed Treasury bill interest rates (risk free) appropriate for the term of the Company's employee stock options.

The expected life of employee stock options represents a calculation based upon the historical exercise, cancellation and forfeiture experience for the Company over the 5.25 years between June 25, 2002 and September 28, 2007. The Company deemed that exercise, cancellation and forfeiture experience in 2007 was consistent with historical norms thus expected life was not recalculated at October 3, 2008. The Company determined that it had two populations with unique exercise behavior. These populations included stock options with a contractual life of 7 years and 10 years, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As share-based compensation expense recognized in the Consolidated Statement of Operations for the fiscal years ended October 3, 2008, September 28, 2007, and September 29, 2006 is actually based on awards ultimately expected to vest, it has been reduced for annualized estimated forfeitures of 11.79%, 12.85%, and 8.59%, respectively. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

STOCK OPTION DISTRIBUTION

The following table summarizes information concerning currently outstanding options as of October 3, 2008 (shares in thousands):

	Number Outstanding	% of Total Common Stock Outstanding
Stock options held by employees and directors	20,566	12.42%
Stock options held by non-employees (excluding directors)(1)	4,094	2.47%
	24,660	14.89%

(1) Due to a previous business combination, certain non-employees hold Skyworks stock options.

As of October 3, 2008, September 28, 2007, and September 29, 2006, non-employees, excluding directors, held 4.1 million, 6.4 million, and 7.5 million options at a weighted average exercise price per share of $20.69, $20.62, and $20.44, respectively.

11. EMPLOYEE BENEFIT PLAN, PENSIONS AND OTHER RETIREE BENEFITS

The Company maintains a 401(k) plan covering substantially all of its employees. All of the Company's employees who are at least 21 years old are eligible to receive discretionary Company contributions under the 401(k) plan. Discretionary Company contributions are determined by the Board of Directors and may be in the form of cash or the Company's stock. The Company has generally contributed a match of up to 4.0% of an employee's annual eligible compensation. For fiscal years 2008, 2007, and 2006, the Company contributed and recognized expense for 0.6 million, 0.7 million, and 0.8 million shares, respectively, of the Company's common stock valued at $5.0 million, $4.8 million, and $4.1 million, respectively, to fund the Company's obligation under the 401(k) plan.

In fiscal 2008, the Company began phasing out its funding of retiree medical benefits. On September 18, 2007, a letter was mailed to the participants of the Retiree Health Plan informing them of the Company's plan to phase out the Plan over a three year period effective January 2008. Skyworks contributions will be phased out on the following basis:

Calendar Year	Skyworks
2008	Employer portion of contribution will be reduced by 20%
2009	Employer portion of contribution will be reduced by 40%
2010	Employer portion of contribution will be reduced by 80%
2011	Employer portion of contribution will be reduced by 100%

The Company incurred net periodic benefit costs of $0.1 million for pension benefits and $0.1 million for retiree medical benefits in each of the fiscal years ending October 3, 2008, September 28, 2007, and September 29, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As discussed in Note 2, we adopted SFAS 158 on September 28, 2007, on the required prospective basis. In accordance with SFAS 158, the funded status as of September 28, 2007, is recorded as a liability in the accompanying consolidated balance sheet. The funded status of the Company's principal defined benefit and retiree medical benefit plans are as follows (in thousands):

	Pension Benefits Fiscal Years Ended		Retiree Medical Benefits Fiscal Years Ended	
	October 3, 2008	September 28, 2007	October 3, 2008	September 28, 2007
Benefit obligation at end of fiscal year	$3,229	$3,320	$ 843	$ 1,234
Fair value of plan assets at end of fiscal year	2,961	3,105	—	—
Funded status	$ (268)	$ (215)	$(843)	$(1,234)

12. COMMITMENTS

The Company has various operating leases primarily for computer equipment and buildings. Rent expense amounted to $8.6 million, $8.5 million, and $9.3 million in fiscal years ended October 3, 2008, September 28, 2007, and September 29, 2006, respectively. Purchase options may be exercised, at fair market value, at various times for some of these leases. Future minimum payments under these non-cancelable leases are as follows (in thousands):

Fiscal Year	
2009	7,045
2010	5,715
2011	2,205
2012	542
2013	13
Thereafter	—
	$15,520

The Company is attempting to sublet certain properties that were vacated upon the exit of the baseband product area and, if successful, future operating lease commitments will be partially offset by proceeds received from the subleases.

In addition, the Company has entered into licensing agreements for intellectual property rights and maintenance and support services. Pursuant to the terms of these agreements, the Company is committed to making aggregate payments of $3.9 million, $2.3 million, $2.1 million, and $0.4 million in fiscal years 2009, 2010, 2011, and 2012, respectively.

13. CONTINGENCIES

From time to time, various lawsuits, claims and proceedings have been, and may in the future be, instituted or asserted against the Company, including those pertaining to patent infringement, intellectual property, environmental, product liability, safety and health, employment and contractual matters.

Additionally, the semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their technology. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intellectual property disputes often have a risk of injunctive relief, which, if imposed against the Company, could materially and adversely affect the Company's financial condition, or results of operations.

From time to time we are involved in legal proceedings in the ordinary course of business. We believe that there is no such ordinary course litigation pending that will have, individually or in the aggregate, a material adverse effect on our business.

14. GUARANTEES AND INDEMNITIES

The Company has no guarantees. The Company generally indemnifies its customers from third-party intellectual property infringement litigation claims related to its products, and, on occasion, also provides other indemnities related to product sales. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease.

The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the state of Delaware. The duration of the indemnities varies, and in many cases is indefinite. The indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales and in many cases are subject to geographic and other restrictions. In certain instances, the Company's indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities in the accompanying consolidated balance sheets.

15. RESTRUCTURING AND SPECIAL CHARGES

Restructuring and special charges consists of the following (in thousands):

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
Asset impairments	$ —	$ —	$ 4,197
Restructuring and special charges	567	5,730	22,758
	$567	$5,730	$26,955

2006 RESTRUCTURING CHARGES AND OTHER

On September 29, 2006, the Company exited its baseband product area in order to focus on its core business encompassing linear products, power amplifiers, front-end modules and radio solutions. The Company recorded various charges associated with this action. In total, the Company recorded charges of $90.4 million which included the following:

The Company recorded $13.1 million related to severance and benefits, $7.4 million related to the write-down of technology licenses and design software, $4.2 million related to the impairment of certain long-lived assets and $2.3 million related to other charges. These charges total $27.0 million and are recorded in restructuring and special charges.

The Company also recorded charges of $35.1 million in bad debt expense principally for two baseband product area customers, $23.3 million of excess and obsolete baseband and other inventory charges and reserves and $5.0 million related to baseband product area revenue adjustments. These charges were recorded against selling, general and administrative expenses, cost of goods sold and revenues, respectively.

The Company recorded additional restructuring charges of $4.9 million related to the exit of the baseband product area during the fiscal year ended September 28, 2007. These charges consist of $4.5 million relating to the exit of certain operating leases, $0.5 million relating to additional severance, $1.4 million related to the write-off of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

technology licenses and design software, offset by a $1.5 million benefit related to the reversal of a reserve originally recorded to account for an engineering vendor charge.

During the fiscal year ended October 3, 2008, the Company recorded additional restructuring charges of $0.6 million relating to lease obligations due to the closure of certain locations associated with the baseband product area.

Activity and liability balances related to the fiscal 2006 restructuring actions are as follows (in thousands):

	Facility Closings	License and Software Write-offs	Workforce Reductions	Asset Impairments	Total
Charged to costs and expenses	$ 105	$ 9,583	$ 13,070	$ 4,197	$ 26,955
Non-cash items	—	(6,426)	—	(4,197)	(10,623)
Restructuring balance, September 29, 2006	$ 105	$ 3,157	$ 13,070	$ —	$ 16,332
Charged to costs and expenses	4,483	(83)	530	—	4,930
Reclassification of reserves	(128)	(508)	636	—	—
Non-cash items	—	(419)	—	—	(419)
Cash payments	(1,690)	(1,847)	(13,242)	—	(16,779)
Restructuring balance, September 28, 2007	$ 2,770	$ 300	$ 994	$ —	$ 4,064
Charged to costs and expenses	567	—	—	—	567
Reclassification of reserves	547	(75)	48	—	520
Cash payments	(1,667)	(225)	(806)	—	(2,698)
Restructuring balance, October 3, 2008	$ 2,217	$ —	$ 236	$ —	$ 2,453

The Company anticipates that most of the remaining payments associated with the exit of the baseband product area will be remitted during fiscal year 2009.

16. EARNINGS PER SHARE

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
	(In thousands, except per share amounts)		
Net income (loss)	$111,006	$ 57,650	$ (88,152)
Weighted average shares outstanding — basic	161,878	159,993	159,408
Effect of dilutive stock options and restricted stock	2,172	1,071	—
Dilutive effect of Junior Notes	705	—	—
Weighted average shares outstanding — diluted	164,755	161,064	159,408
Net income (loss) per share — basic	$ 0.69	$ 0.36	$ (0.55)
Effect of dilutive stock options	0.01	—	—
Net income (loss) per share — diluted	$ 0.68	$ 0.36	$ (0.55)

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share includes the dilutive effect of equity based awards using the treasury

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock method, the Junior Notes on an if-converted basis and the 2007 Convertible Notes using the treasury stock method, if their effect is dilutive.

Equity based awards exercisable for approximately 23.0 million shares were outstanding but not included in the computation of earnings per share for the fiscal year ended October 3, 2008 as their effect would have been anti-dilutive.

Junior Notes convertible into approximately 5.5 million shares and equity based awards exercisable for approximately 19.3 million shares were outstanding but not included in the computation of earnings per share for the fiscal year ended September 28, 2007 as their effect would have been anti-dilutive. If the Company had earned at least $78.8 million in net income for the fiscal year ended September 28, 2007 the Junior Notes would have been dilutive to earnings per share.

In addition, the Company issued $200.0 million aggregate principal amount of convertible subordinated notes ("2007 Convertible Notes") in March 2007. These 2007 Convertible Notes contain cash settlement provisions, which permit the application of the treasury stock method in determining potential share dilution of the conversion spread should the share price of the Company's common stock exceed $9.52. It has been the Company's historical practice to cash settle the principal and interest components of convertible debt instruments, and it is our intention to continue to do so in the future, including settlement of the 2007 Convertible Notes issued in March 2007. These shares have not been included in the computation of earnings per share for the fiscal year ended September 28, 2007 or October 3, 2008 as their effect would have been anti-dilutive. The maximum potential dilution from the settlement of the 2007 Convertible Notes would be approximately 14.5 million shares at October 3, 2008.

Junior Notes convertible into approximately 19.8 million shares and equity based awards exercisable for approximately 23.7 million shares were outstanding but not included in the computation of earnings per share for the fiscal year ended September 29, 2006 as their effect would have been anti-dilutive. If the Company had earned at least $93.9 million in net income for the fiscal year ended September 29, 2006 the Junior Notes would have been dilutive to earnings per share.

17. SEGMENT INFORMATION AND CONCENTRATIONS

In accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS 131"), the Company has one reportable operating segment which designs, develops, manufactures and markets proprietary semiconductor products, including intellectual property, for manufacturers of wireless communication products. SFAS 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and in interim reports to shareholders. The method for determining what information to report is based on management's organization of segments within the Company for making operating decisions and assessing financial performance. In evaluating financial performance, management uses sales and operating profit as the measure of the segments' profit or loss. All of the Company's operating segments share similar economic characteristics as they have a similar long term business model, and have similar research and development expenses and similar selling, general and administrative expenses, thus, the Company has concluded at October 3, 2008 that it has only one reportable operating segment. The Company will re-assess its conclusions at least annually.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GEOGRAPHIC INFORMATION

Net revenues by geographic area are presented based upon the country of destination. Net revenues by geographic area are as follows (in thousands):

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
United States	$ 79,952	$ 66,868	$ 43,180
Other Americas	10,636	11,230	18,925
Total Americas	90,588	78,098	62,105
China	410,645	293,035	224,539
South Korea	184,208	128,253	114,926
Taiwan	86,544	101,107	116,073
Other Asia-Pacific	36,005	98,200	173,523
Total Asia-Pacific	717,402	620,595	629,061
Europe, Middle East and Africa	52,027	43,051	82,584
	$860,017	$741,744	$773,750

The Company's revenues by geography do not necessarily correlate to end handset demand by region. For example, if the Company sells a power amplifier module to a customer in South Korea, the sale is recorded within the South Korea account although that customer, in turn, may integrate that module into a product sold to a service provider (its customer) in Africa, China, Europe, the Middle East, the Americas or within South Korea.

The increase in net revenues derived from China in fiscal 2008 as compared to fiscal 2007 and fiscal 2006 is principally due to increased sales to distributors who sell directly to Chinese end users (namely AIT, Holystone China and Comtech) and the implementation of a global Sony Ericsson Mobile Comm. AB hub in Hong Kong in 2007 (one of our top OEM customers).

The decrease in net revenues derived from Other Asia-Pacific in fiscal 2008 as compared to fiscal 2007 and fiscal 2006 is due to continued weakness at one of our OEM customers and the transitioning of the aforementioned Sony Ericsson Mobile Comm. AB revenues to the Hong Kong hub from Other Asia-Pacific locations.

Geographic property, plant and equipment balances, including property held for sale, are based on the physical locations within the indicated geographic areas and are as follows (in thousands):

	As of	
	October 3, 2008	September 28, 2007
United States	$114,794	$ 97,097
Mexico	56,378	54,324
Other	2,188	2,095
	$173,360	$153,516

CONCENTRATIONS

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. Trade receivables are primarily derived from sales to manufacturers of communications and consumer products. Ongoing credit evaluations of customers' financial condition are performed and collateral, such as letters of credit and bank guarantees, are required whenever deemed necessary. As of October 3, 2008,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Motorola, Inc., Samsung Electronics Co., and Sony Ericsson Mobile Comm. AB accounted for approximately 14%, 12% and 10%, respectively, of the Company's gross accounts receivable.

As of September 28, 2007, Motorola, Inc. and Sony Ericcson Mobile Comm. AB accounted for approximately 21% and 14%, respectively, of the Company's gross accounts receivable.

The following customers accounted for 10% or more of net revenues:

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
Sony Ericsson Mobile Communications AB	18%	22%	16%
Samsung Electronics Co	14%	11%	*
Asian Information Technology, Inc	11%	11%	11%
Motorola, Inc.	*	16%	23%

* Customers accounted for less than 10% of net revenues.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	(In thousands, except per share data)				
Fiscal 2008					
Net revenues	$210,533	$201,708	$215,210	$232,566	$860,017
Gross profit	82,338	80,367	86,434	93,824	342,963
Net income	19,078	16,673	20,466	54,789	111,006
Per share data(1)					
Net income, basic	0.12	0.10	0.13	0.33	0.69
Net income, diluted	0.12	0.10	0.12	0.33	0.68
Fiscal 2007(2)					
Net revenues	$196,030	$180,210	$175,050	$190,454	$741,744
Gross profit	75,316	68,702	68,632	74,735	287,385
Net income	12,037	12,197	11,423	21,993	57,650
Per share data(1)					
Net income, basic	0.07	0.08	0.07	0.14	0.36
Net income, diluted	0.07	0.08	0.07	0.14	0.36

(1) Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding and included common stock equivalents in each period. Therefore, the sums of the quarters do not necessarily equal the full year earnings per share.

(2) During the fiscal year ended September 28, 2007, the Company recorded charges of $5.7 million which included $4.5 million relating to the exit of certain operating leases, $0.5 million relating to additional severance, $1.4 million related to the write-off of technology licenses and design software, offset by a $1.5 million credit related to the reversal of a reserve originally recorded to account for an engineering vendor charge associated with the exit of the baseband product area, and an additional $0.8 million charge for a single lease obligation that expires in 2008 relating to our 2002 restructuring.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19. SUBSEQUENT EVENTS

After the close of fiscal 2008, we retired an additional $40.5 million of our 2007 Convertible Notes (due in 2012) at an average discounted price of $92.58 per $100.00 of par value. These retirements reduced the remaining principal balance on our 2007 Convertible Notes to $97.1 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Skyworks Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of Skyworks Solutions, Inc. as of October 3, 2008 and September 28, 2007, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive income (loss) for each of the years in the three-year period ended October 3, 2008. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule listed in Item 15 of the 2008 Form 10-K. We also have audited Skyworks Solutions Inc.'s internal control over financial reporting as of October 3, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Skyworks Solutions, Inc.'s management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skyworks Solutions, Inc. as of October 3, 2008 and September 28, 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended October 3, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Skyworks Solutions, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 3, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Boston, Massachusetts
December 2, 2008

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol "SWKS". The following table sets forth the range of high and low sale prices for our common stock for the periods indicated, as reported by the NASDAQ Global Select Market. The number of stockholders of record of Skyworks' common stock as of November 24, 2008, was approximately 30,915.

	High	Low
Fiscal year ended October 3, 2008:		
First quarter	$ 9.36	$8.01
Second quarter	9.03	6.71
Third quarter	11.20	7.28
Fourth quarter	10.85	7.47
Fiscal year ended September 28, 2007:		
First quarter	$ 7.86	$5.06
Second quarter	7.48	5.67
Third quarter	7.47	5.69
Fourth quarter	9.44	6.93

Skyworks has not paid cash dividends on its common stock and we do not anticipate paying cash dividends in the foreseeable future. Our expectation is to retain all of our future earnings, if any, to finance future growth.

The following table provides information regarding repurchases of common stock made by us during the fiscal quarter ended October 3, 2008:

Period	Total Number of Shares Purchased	Averaged Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximately Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
August 4, 2008	894(1)	$9.17	N/A(2)	N/A(2)
August 20, 2008	1,985(1)	$9.30	N/A(2)	N/A(2)
August 21, 2008	281(1)	$9.12	N/A(2)	N/A(2)
September 18, 2008	3,579(1)	$8.45	N/A(2)	N/A(2)
September 29, 2008	34,508(1)	$8.04	N/A(2)	N/A(2)

(1) All shares of common stock reported in the table above were repurchased by Skyworks at the fair market value of the common stock on August 4, 2008, August 20, 2008, August 21, 2008, September 18, 2008, and September 29, 2008, respectively, in connection with the satisfaction of tax withholding obligations under restricted stock agreements between Skyworks and certain of its key employees.

(2) Skyworks has no publicly announced plans or programs.

COMPARATIVE STOCK PERFORMANCE GRAPH

The following graph shows the change in Skyworks' cumulative total stockholder return for the last five fiscal years, based upon the market price of Skyworks' common stock, compared with: (i) the cumulative total return on the Standard & Poor's 500 Index and (ii) the Standard and Poor's 500 Semiconductor Index. The graph assumes a total initial investment of $100 on October 3, 2003, and shows a "Total Return" that assumes reinvestment of dividends, if any, and is based on market capitalization at the beginning of each period.

Comparison of Cumulative Five Year Total Return


250
200
150
100
50
0
DOLLARS
Skyworks Solutions, Inc.
S&P 500 Index
S&P 500 Semiconductors
Oct03
Oct04
Sep05
Sep06
Sep07
Oct08

Total Return To Shareholders

ANNUAL RETURN PERCENTAGE

Company/Index	Years Ending 10/1/04	9/30/05	9/29/06	9/28/07	10/3/08
Skyworks Solutions, Inc.	1.52	(29.73)	(26.07)	74.18	(17.37)
S&P 500 Index	11.80	10.57	10.79	16.44	(26.47)
S&P 500 Semiconductors	(19.43)	24.20	(7.85)	17.40	(37.99)

INDEXED RETURNS

Company/Index	Base Period 10/3/03	Years Ending 10/1/04	9/30/05	9/29/06	9/28/07	10/3/08
Skyworks Solutions, Inc.	**100**	101.52	71.34	52.74	91.87	75.91
S&P 500 Index	**100**	111.80	123.62	136.96	159.47	117.26
S&P 500 Semiconductors	**100**	80.57	100.06	92.21	108.25	67.13

SKYWORKS SOLUTIONS, INC.
UNAUDITED RECONCILIATION OF NON-GAAP MEASURES

(In millions, except per share amounts)	Year Ended Oct. 3, 2008	Sept. 28, 2007	Sept. 29, 2006
GAAP net revenues	$860	$742	$774
Baseband and Assembly/Test [a]	—	—	(40)
Core net revenues	$860	$742	$734

[a] On October 2, 2006, the Company announced that it was exiting its baseband product area in order to focus on its core business encompassing linear products, power amplifiers, front-end modules and radio solutions.

SKYWORKS SOLUTIONS, INC.
UNAUDITED RECONCILIATION OF NON-GAAP MEASURES

(In millions, except per share amounts)	Year Ended Oct. 3, 2008	Sept. 28, 2007	Sept. 29, 2006
GAAP operating income (loss)	$ 90	$58	$(66)
Share-based compensation expense[a]	23	14	14
Revenue adjustments[b]	—	—	5
Cost of goods sold adjustments[b]	—	(1)	24
Research and development adjustments[b]	—	—	1
Selling, general and administrative adjustments[b]	(1)	1	35
Restructuring & other charges[b]	1	6	27
Acquisition related expense[c]	2	—	—
Amortization of intangible assets	6	2	2
Non-GAAP operating income	$121	$80	$ 42

	Oct. 3, 2008	Sept. 28, 2007	Sept. 29, 2006
GAAP net income (loss) per share, diluted	$ 0.68	$ 0.36	$(0.55)
Share-based compensation expense[a]	0.14	0.09	0.09
Revenue adjustments[b]	—	—	0.03
Cost of goods sold adjustments[b]	—	(0.01)	0.15
Research and development adjustments[b]	—	—	0.01
Selling, general and administrative adjustments[b]	—	0.01	0.22
Restructuring & other charges[b]	—	0.04	0.17
Amortization of intangible assets	0.04	—	0.01
Early retirement of convertible debt[d]	0.04	—	—
Tax adjustments[e]	(0.19)	(0.01)	0.08
Non-GAAP net income per share, diluted	$ 0.71	$ 0.48	$ 0.21

[a] These charges represent expense recognized in accordance with FASB Statement No. 123(R), *Share-Based Payment.* Approximately $3.0 million, $8.7 million and $11.5 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the fiscal year ended October 3, 2008. For the fiscal year ended September 28, 2007, approximately $1.3 million, $5.6 million and $6.8 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively. For the fiscal year ended September 29, 2006, approximately $2.2 million, $6.3 million and $5.7 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively.

[b] On October 2, 2006, the Company announced that it was exiting its baseband product area in order to focus on its core business encompassing linear products, power amplifiers, front-end modules and radio solutions. Due to accounting classifications, the charges associated with the baseband product area are recorded in various lines and are summarized as follows:

Revenue adjustments of $5.0 million resulted from the exit of our baseband product area.

Cost of goods sold adjustments during fiscal 2007 include a credit of $1.2 million of inventory related to contractual obligations. Cost of goods sold adjustments during fiscal 2006 include approximately $19.8 million of inventory charges and reserves and $3.5 million of inventory related to contractual obligations.

Selling, general and administrative adjustments of $1.3 million during fiscal 2008 represent a recovery of bad debt expense on specific accounts receivable associated with baseband product. Selling, general and administrative adjustments of $1.3 million during fiscal 2007 represent bad debt expense on specific accounts receivable associated with baseband product. Selling, general and administrative adjustments of $35.1 million during fiscal 2006 represent bad debt expense primarily related to two customers: Vitelcom Mobile and an Asian component distributor, on specific accounts receivable associated with baseband product.

Restructuring and other charges of $0.6 million recorded during fiscal 2008 relate to lease obligations associated with the closure of certain locations associated with the baseband product area.

Restructuring and other charges recorded during fiscal 2007 associated with the exit of the baseband product area primarily consisted of the following: $4.5 million related to lease obligations, $1.4 million related to the write-down of technology licenses and design software, $0.5 million related to severance and benefits and a $1.5 million credit related to other charges. In addition, an $0.8 million charge was recorded that related to a lease obligation that expires in 2008 which was assumed from Alpha Industries, Inc. in connection with the Merger in 2002.

Restructuring and other charges recorded during the three months ended September 29, 2006, associated with the exit of the baseband product area primarily consisted of the following: $13.1 million related to severance and benefits, $7.4 million related to the write-down of technology licenses and design software, $4.7 million related to the write-down of long-lived assets and $1.8 million related to other charges. The charges recorded during the first quarter of fiscal 2006 associated with the exit of the baseband product area primarily consisted of approximately $0.4 million, $1.2 million and $0.2 million included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively.

[c] During fiscal 2008, Skyworks acquired Freescale Semiconductor's power amplifier and front-end module product line. The purchase accounting charges recognized during fiscal 2008 include a $0.7 million charge to cost of sales related to the sale of acquisition related inventory and $4.5 million amortization of acquisition related intangibles. Of the $4.5 million, $0.9 million was included in cost of sales. Amortization expense of $2.4 million relates to previous business combinations.

[d] The loss recorded during fiscal 2008 relates to the early retirement of $62.4 million of the Company's 1.25% and 1.50% convertible subordinated notes. Approximately $5.8 million represents a premium paid and $1.0 million represents a write-off of deferred financing costs.

[e] In fiscal 2008 and fiscal 2007, this adjustment primarily relates to the reversal of a valuation allowance against our deferred tax assets.

The above non-GAAP measures are based upon our unaudited consolidated statements of operations for the periods shown. These non-GAAP financial measures are provided to enhance the user's overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges and non-recurring items that we believe are not indicative of our ongoing operations and financial performance. Additionally, since we have historically reported non-GAAP results to the investment community, the inclusion of non-GAAP financial measures provides consistency in our financial reporting. Further, these non-GAAP financial measures are one of the primary indicators management uses for planning and forecasting in future periods. The presentation of this additional information should not be considered in isolation or as a substitute for results prepared in accordance with accounting principles generally accepted in the United States.

CORPORATE INFORMATION

EXECUTIVE MANAGEMENT

DAVID J. ALDRICH
President, Chief Executive Officer and Director

BRUCE J. FREYMAN
Vice President, Worldwide Operations

LIAM K. GRIFFIN
Senior Vice President, Sales and Marketing

GEORGE M. LeVAN
Vice President, Human Resources

DONALD W. PALETTE
Vice President and Chief Financial Officer

THOMAS S. SCHILLER
Vice President, Corporate Development

NIEN-TSU SHEN
Vice President, Quality

DAVID C. STASEY
Vice President, Analog Components

MARK V.B. TREMALLO
Vice President, General Counsel and Secretary

GREGORY L. WATERS
Executive Vice President and General Manager,
Front-End Solutions

CORPORATE HEADQUARTERS

Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801
(781) 376-3000
www.skyworksinc.com

BOARD OF DIRECTORS

DAVID J. McLACHLAN
Chairman
Retired Senior Advisor to Chairman and
Chief Executive Officer
Genzyme Corporation

DAVID J. ALDRICH
President and Chief Executive Officer
Skyworks Solutions, Inc.

KEVIN L. BEEBE
President and Chief Executive Officer
2BPartners, LLC
An advisor to TPG Capital and GS Capital Partners

MOIZ M. BEGUWALA
Retired Senior Vice President and General Manager,
Wireless Communications
Conexant Systems, Inc.

TIMOTHY R. FUREY
Chairman and Chief Executive Officer
MarketBridge

BALAKRISHNAN S. IYER
Director, Retired Senior Vice President and
Chief Financial Officer
Conexant Systems, Inc.

THOMAS C. LEONARD
Retired Chairman and Chief Executive Officer
Alpha Industries, Inc.

DAVID P. McGLADE
Chief Executive Officer and Director
Intelsat, Ltd.

ROBERT A. SCHRIESHEIM
Executive Vice President, Chief Financial Officer and
Principal Financial Officer and Director
Lawson Software, Inc.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(877) 366-6437 (United States and Canada)
(212) 936-5100 (outside United States)
www.amstock.com

Our transfer agent can help you with a variety of shareholder related services including change of address, lost stock certificates, stock transfers, account status and other administrative matters.

INVESTOR RELATIONS

You can contact Skyworks' Investor Relations team directly to order an Investor's Kit or to ask investment-oriented questions about Skyworks at:

Investor Relations
Skyworks Solutions, Inc.
5221 California Avenue
Irvine, CA 92617
(949) 231-4700

You can also view this annual report along with other financial-related information and other public filings with the U.S. Securities and Exchange Commission at: www.skyworksinc.com.

ANNUAL MEETING

The annual meeting of shareholders will be held on May 12, 2009 in Burlington, Massachusetts.

COMMON STOCK

Skyworks common stock is traded on the NASDAQ Global Select Market© under the symbol SWKS.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

KPMG LLP
Boston, Massachusetts

SKYWORKS®

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000
www.skyworksinc.com